Filed Pursuant to Rule 424(b)(4)
Registration No. 333-187740

PROSPECTUS

16,500,000 Shares

Berry Plastics Group, Inc.

Common Stock

This is a public offering of shares of common stock of Berry Plastics Group, Inc. The selling stockholders identified in this prospectus, which include the beneficial owner of a majority of our shares of common stock, are selling 16,500,000 shares. Berry Plastics Group, Inc. will not receive any of the proceeds from the sale of shares in this offering. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BERY.” The last reported closing sale price of our common stock on April 18, 2013 was $17.02 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$17.00	$280,500,000
Underwriting discount	$0.595	$9,817,500
Proceeds, before expenses, to the selling stockholders	$16.405	$270,682,500

The underwriters may also purchase up to an additional 2,475,000 shares from the selling stockholders, at the public offering price less the underwriting discount, within 30 days of the day of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about April 24, 2013.

Citigroup	BofA Merrill Lynch

Deutsche Bank Securities	Goldman, Sachs & Co.	Credit Suisse	Baird	Barclays

SunTrust Robinson Humphrey	Wells Fargo Securities	Apollo Global Securities

The date of this prospectus is April 18, 2013.

BERRY PLASTICS™

AND SUBSIDIARIES

LEADERSHIP BY DESIGN

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus and any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

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INDUSTRY AND MARKET DATA

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data are also based on our good-faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. In certain of the markets in which we operate, it may be difficult to directly ascertain industry or market data. Unless otherwise noted, statements as to our market share and market position are approximated and based on management experience and estimates using the above-mentioned third-party data combined with our internal analysis and estimates. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Similarly, while we believe our internal research is reliable, such research has not been verified by any independent sources.

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NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and Adjusted Free Cash Flow, as presented in this prospectus, are supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA and Adjusted Free Cash Flow are not GAAP financial measures and should not be considered as an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP.

We define “Adjusted Free Cash Flow” as cash flow from operating activities less additions to property, plant and equipment. We use Adjusted Free Cash Flow as a measure of liquidity because it assists us in assessing our company’s ability to fund its growth through its generation of cash. We believe Adjusted Free Cash Flow is useful to an investor in evaluating our liquidity because Adjusted Free Cash Flow and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s liquidity without regard to revenue and expense recognition, which can vary depending upon accounting methods. Although we use Adjusted Free Cash Flow as a liquidity measure to assess our ability to generate cash, the use of Adjusted Free Cash Flow has important limitations, including that: (1) Adjusted Free Cash Flow does not reflect the cash requirements necessary to service principal payments on our indebtedness; and (2) Adjusted Free Cash Flow removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts.

We define “Adjusted EBITDA” as net income (loss) before depreciation and amortization, income tax expense (benefit), interest expense (net) and certain restructuring and business optimization charges and as adjusted for unrealized cost reductions and acquired businesses, including unrealized synergies, which are more particularly defined in our credit documents and the indentures governing our notes. Adjusted EBITDA is used by our lenders for debt covenant compliance purposes and by our management as one of several measures to evaluate management performance. Adjusted EBITDA eliminates certain charges that we believe do not reflect operations and underlying operational performance. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business, the use of Adjusted EBITDA has important limitations, including that (1) Adjusted EBITDA does not represent funds available for dividends, reinvestment or other discretionary uses, or account for one-time expenses and charges; (2) Adjusted EBITDA does not reflect cash outlays for capital expenditures or contractual commitments; (3) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital; (4) Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on indebtedness; (5) Adjusted EBITDA does not reflect income tax expense or the cash necessary to pay income taxes; (6) Adjusted EBITDA excludes depreciation and amortization and, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and (7) Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

Adjusted EBITDA and Adjusted Free Cash Flow may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations, you should consider Adjusted EBITDA and Adjusted Free Cash Flow alongside other performance measures and liquidity measures, including operating income, various cash flow metrics, net income and our other GAAP results.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision. As used in this prospectus, “Berry,” the “company,” “we,” “our” and “us” mean Berry Plastics Group, Inc. and its subsidiaries on a consolidated basis.

Our Company

We are a leading provider of value-added plastic consumer packaging and engineered materials with a 30-year track record of delivering high-quality customized solutions to our customers. Our products utilize our proprietary research and development platform, which includes a continually evolving library of Berry-owned molds, patents, manufacturing techniques and technologies. We sell our solutions predominantly into consumer-oriented end markets, such as food and beverage, healthcare and personal care, which together represented 76% of our sales in the 12 months ended December 29, 2012. We believe our customers look to us for solutions that have high consumer impact in terms of form, function and branding. Representative examples of our products include thermoform drink cups, thin-wall containers, blow-molded bottles, specialty closures, prescription vials, specialty plastic films, adhesives and corrosion protection materials. We have also been one of the most active acquirers of plastic packaging businesses globally, having acquired more than 30 businesses since 1988, including twelve acquisitions completed in the past six years. We believe our focus on delivering unique and customized solutions to our customers and our ability to successfully integrate strategic acquisitions have enabled us to grow at rates in excess of our industry peers, having achieved a compound annual net sales growth rate over the last 12 years of 23%.

We believe that we have created one of the largest product libraries in our industry, allowing us to be a comprehensive solution provider to our customers. We have more than 13,000 customers, which consist of a diverse mix of leading national, mid-sized regional and local specialty businesses. The size and scope of our customer network allow us to introduce new products we develop or acquire to a vast audience that is familiar with, and we believe partial to, our brand. In fiscal year 2012, no single customer represented more than 3% of net sales and our top ten customers represented less than 17% of net sales. We currently supply our customers through 84 strategically located manufacturing facilities throughout the United States (70 locations) and select international locations (14 locations). We believe our manufacturing processes and our ability to leverage our scale to reduce expenses on items, such as raw materials, position us as a low-cost manufacturer relative to our competitors. For example, we believe based on management estimates that we are one of the largest global purchasers of plastic resins, at more than 2.5 billion pounds per year, which gives us both unique insight into this market as well as scale purchasing savings.

We enjoy market leadership positions in many of our markets, with 76% of net sales during the 12 months ended December 29, 2012 in markets in which management estimates we held the #1 or #2 market position. We look to build leadership in markets where we have a strategic angle and can achieve attractive profit margins through technology and design leadership and a competitive cost position such as highly decorated plastic packaging. We believe that our product and technology development capabilities are best-in-class, supported by a newly built research and design facility located in Evansville, Indiana (which we refer to in this prospectus as the “Berry Research and Design Center”) and a network of more than 200 engineers and material scientists. We seek to have our product and technology development efforts provide a meaningful impact on sales. An example of our focused new product development is our thermoform plastic drink cup technology. We identified an unfulfilled need in the market with an opportunity for significant return on invested capital and ultimately introduced the technology to the market in 2001. This product line has grown steadily since introduction and generated $397 million of net sales during the 12 months ended December 29, 2012.

Our success is driven by our more than 15,000 employees. Over the past 30 years, we have developed a culture that incorporates both loyalty to best practices and acceptance of new perspectives, which we have often identified from the companies we have acquired. Our employees hold themselves accountable to exceed the expectations of our customers and to create value for our stakeholders.

We believe the successful execution of our business strategy has enabled us to outperform the growth of our industry over the past decade with Adjusted EBITDA increasing from $80 million in 2000 to $812 million for the 12 months ended December 29, 2012, representing a compound annual growth rate (which we refer to in this prospectus as a “CAGR”) of 21%. For the 12 months ended December 29, 2012, Berry had pro forma net sales of $4.7 billion, Adjusted EBITDA of $812 million, net income of $23 million and Adjusted Free Cash Flow of $271 million. For a reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow to the nearest GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our Businesses

We organize our business into: Rigid Packaging, Engineered Materials and Flexible Packaging. We strive to leverage the talents, technologies and resources of each segment for the benefit of Berry as a whole. We believe this practice has enabled us to cross-fertilize technologies, materials and manufacturing processes across our entire platform to create unique solutions for our customers, developing a partnership approach and strong long-term relationships.

The table below is a summary of our business and some of our key product lines:

($ in millions)	Rigid Packaging		Engineered Materials	Flexible Packaging

Adjusted EBITDA for the 12 months ended December 29, 2012

Operating Income for the 12 months ended December 29, 2012	$265		$92	$7

Product Examples	• Foodservice Items • Housewares • Containers	• Overcaps • Closures • Bottles • Prescription Vials • Tubes	• Tapes • CPG • FIBC • Food Wrap • Shrink Films • Trash Bags • Stretch Films	• Personal Care Films • Barrier/ Sealant Films • Medical Films • Printed Films • Coated and Laminated Packaging

Rigid Packaging (67% of Adjusted EBITDA for 12 months ended December 29, 2012)

Our Rigid Packaging business primarily consists of containers, foodservice items, housewares, closures, overcaps, bottles, prescription vials, and tubes. The largest end uses for these products are consumer-oriented end markets such as food and beverage, retail mass marketers, healthcare, personal care and household chemical. We believe that we offer the broadest line of rigid packaging products among industry participants and, according to management estimates, we maintained the #1 or #2 market positions in markets representing approximately 79% of the Rigid Packaging business net sales for the 12 months ended December 29, 2012. Many of our products are manufactured from proprietary molds that we develop and own, which we believe would result in significant costs to our customers to switch to a different supplier. In addition to a complete product line, we have sophisticated decorating capabilities and in-house graphic arts and tooling departments, which allow us to integrate ourselves into, and, we believe, add significant value to, our customers’ packaging design processes. For the 12 months ended December 29, 2012, our Rigid Packaging business had net sales and Adjusted EBITDA of $2.6 billion and $541 million, respectively.

Engineered Materials (24% of Adjusted EBITDA for 12 months ended December 29, 2012)

Our Engineered Materials business primarily consists of pipeline corrosion protection solutions, specialty tapes and adhesives, polyethylene-based film products, and can liners served to a variety of end markets including oil, water and gas infrastructure, industrial and consumer-oriented end markets. We believe that we offer one of the broadest product lines among industry participants and, according to management estimates, we maintained the #1 or #2 market position in markets representing approximately 64% of Engineered Materials net sales for the 12 months ended December 29, 2012. For the 12 months ended December 29, 2012, our Engineered Materials business had net sales and Adjusted EBITDA of $1.4 billion and $193 million, respectively.

Flexible Packaging (9% of Adjusted EBITDA for 12 months ended December 29, 2012)

Our Flexible Packaging business consists of high barrier, multilayer film products as well as finished flexible packages such as printed bags and pouches. The largest end uses for our flexible products are consumer-oriented end markets such as food and beverage, medical and personal care. We believe that we offer one of the broadest product lines among industry participants and, according to management estimates, we maintained the #1 or #2 market position in markets representing approximately 88% of Flexible Packaging business net sales for the 12 months ended December 29, 2012. For the 12 months ended December 29, 2012, our Flexible Packaging segment had pro forma net sales and Adjusted EBITDA of $747 million and $78 million, respectively.

Our Strengths

We believe our strong financial performance is the direct result of the following competitive strengths:

Leading market positions in profitable product lines. Our profitability is enhanced by what we believe are our market-leading positions in high value-added product lines, such as thermoform drink cups, pharmaceutical packaging and thin-wall containers, among others. We have focused on achieving #1 or #2 positions in product lines in which we can realize attractive margins through (1) product innovation, differentiated technology and quality manufacturing processes; (2) leveraging our broad customer network; (3) our low-cost manufacturing platform; and (4) superior customer service. For the 12 months ended December 29, 2012, 76% of our net sales were derived from products in which management estimates we held a #1 or #2 market position.

Leader in developing and commercializing new technologies. We believe our product and technology development capabilities are best-in-class. Our research efforts focus on projects with the potential to deliver unique performance characteristics that add value for our customers, command a sustainable premium price, develop customer loyalty and support the overall profitability of our company. We believe we have a track record of commercializing new products that generate incremental organic profitability well in excess of our company and industry averages. Our thermoformed plastic drink cups are an example of a successful commercialization of a new technology that we internally developed to address an unfilled need of our customers. Since introducing this technology to the market, we have developed the product line into a business which delivered $397 million of net sales for the 12 months ended December 29, 2012.

Large and diversified customer base in attractive end markets. We sell our packaging solutions to more than 13,000 customers spanning a diverse mix of leading national, mid-sized regional and local specialty businesses. In fiscal year 2012, no single customer represented more than 3% of net sales and our top ten customers in total represented less than 17% of net sales. We believe the size and diversity of our customer network gives us a competitive advantage as we are able to market new products we develop or acquire seamlessly to a large customer base. Furthermore, our customer network is primarily involved in consumer-oriented end markets, such as food and beverage, healthcare and personal care, which we believe are growth end markets.

Scale and low-cost operations drive profitability. We believe that our proprietary tools and technologies, manufacturing capabilities, operating expertise and purchasing scale provide us with a competitive advantage in the marketplace. Our competitive success is due, in part, to our having capitalized on economies of scale to lower costs in a number of critical functions:

•	Our large, high-volume equipment, longer production runs and flexible, cross-facility manufacturing capabilities result in lower unit-production costs than many of our competitors;

•

Our position as one of the largest purchasers of packaging-grade resins globally at more than 2.5 billion pounds per year provides considerable purchasing power and enhances the reliability of our supply of resins; and

•

Our global network of 84 strategically located manufacturing facilities provides increased opportunities to optimize transportation costs and realize distribution efficiencies and allows for quick turnaround times to our customers.

Track record in mergers and acquisitions. We have successfully integrated over 30 acquisitions since 1988, including 12 over the past six years. These acquisitions have enabled us to (1) develop new business platforms; (2) add products to market to our customer network; (3) create incremental profitability by achieving synergies; (4) acquire manufacturing processes and technologies; and (5) capitalize on the best practices of acquired companies. Our management team seeks to acquire companies at attractive, value-enhancing multiples, utilizing what we believe is our flexible, low-cost capital structure to fund the transactions. In September 2011, we acquired Rexam Specialty and Beverage Closures for a multiple of purchase price to Adjusted EBITDA (including synergies) of 4.5x and funded the transaction entirely with debt financing under our revolving asset-based credit facility, which carries a LIBOR plus 2% interest rate. This transaction was immediately deleveraging for us and accretive to shareholder value while also increasing free cash flow generation.

Outsized earnings growth, attractive margins and strong free cash flow generation. We believe our earnings growth has exceeded the growth of our industry, with Adjusted EBITDA growing from $80 million in 2000 to $812 million for the 12 months ended December 29, 2012, representing a CAGR of 21%. We also believe we maintain attractive profit margins and generate significant Adjusted Free Cash Flow for our stockholders relative to our peers. For the 12 months ended December 29, 2012, our Adjusted EBITDA margin was 17%, and we generated Adjusted Free Cash Flow of $271 million. We believe our profit margins and Adjusted Free Cash Flow generation are stable and increasing, driven by new product launches, market share gains, stable input cost pass-through, cost improvement actions, disciplined capital spending, prudent working capital management, minimal contingent liabilities and strategic investments in new projects and acquisitions with synergies.

Proven management and employee culture with significant equity ownership. We believe that our management team is among the deepest and most experienced in the packaging industry. Our management team has been responsible for developing and executing our strategy that has generated consistent year-over-year sales growth and the successful integration of more than 30 acquisitions. We believe our employees have developed a unique culture in which each employee throughout the entire company is aligned, focused and holds each other accountable to achieve goals that drive value creation for our stakeholders.

Our Strategy

We intend to capitalize on our market-leading position in high value-added plastic consumer packaging and highly engineered materials to increase revenues and profits and maximize cash flow. We seek to achieve this objective by executing on the following strategies:

Develop and commercialize new product technologies. We intend to continue to focus our product and technology development efforts on projects that we believe have significant profit potential. We have several projects in various stages of development that we believe can be commercialized into attractive organic growth and profit opportunities. Certain projects in development involve leveraging what we believe is our unique expertise in both rigid and flexible packaging technologies and manufacturing processes to create unique hybrid packaging solutions that address a need in the market that is not addressable by either technology on its own. We also have certain projects underway that we are developing in close collaboration with specific customers, which upon successful commercialization would allow us to enter into a new market backed by the strength of both our products and our broad existing customer base.

Continue to make acquisitions in our industry. Given the breadth of our product offering, multiple business platforms in rigid and flexible packaging and scale of our customer network, we believe we have the broadest opportunity set for acquisitions in our industry. Furthermore, we believe we have a competitive advantage over our peers in mergers and acquisitions due to our (1) historical acquisition track record; (2) flexibility to utilize purchase price funding sources with attractive cost of capital; and (3) ability to leverage our scale to generate incremental synergies versus our peers. We intend to continue to apply a selective and disciplined acquisition strategy, focused on enhancing our scale, product diversity and geographic reach, while bolstering our financial performance through synergies and additional cash generation. We continue to evaluate acquisition opportunities on an ongoing basis and may at any time be in preliminary discussions with third parties.

Continue to drive Adjusted Free Cash Flow generation. We continually focus on ways to increase our Adjusted Free Cash Flow through new business generation and also disciplined capital and cost management strategies. We intend to further increase profitability and Adjusted Free Cash Flow generation with a continued emphasis on operational excellence, including (1) leveraging our scale to reduce material costs; (2) efficiently reinvesting capital into our manufacturing processes to enhance technological leadership and achieve productivity gains; (3) focusing on ways to streamline operations through overhead rationalization; and (4) working with our engineering and research and development teams to replace existing materials with lower cost alternatives. Furthermore, we believe there are significant incremental opportunities to improve Adjusted EBITDA margins in our Engineered Materials and Flexible Packaging businesses through increased focus on utilizing our asset base on more value-added products.

Increase sales to existing customers. We believe we have significant opportunities to increase our share of packaging sales made to our network of more than 13,000 existing customers. We believe our ability to offer our customers a comprehensive solution through our breadth of product offering yields economic benefits to our customers that cannot be matched by many of our competitors. We will also continue to develop and acquire new products that we can distribute though our customer network, which we believe will allow these products to gain instant scale and traction. We are also working with several customers to expand internationally.

Realize value from recent capital investments and acquisitions. In fiscal 2012, we invested $160 million of capital in new growth projects. In fiscal 2012, we also undertook a number of cost saving actions including three plant consolidations and the implementation of numerous cost-reduction initiatives.

Recent Developments

Estimated March 2013 Quarter Results

For the March 2013 quarter, we estimate that net sales declined to approximately $1,145 to $1,155 million from $1,183 million in the March 2012 quarter. This decrease of 2% to 3% is primarily related to a 3% reduction in the number of shipping days as a result of the timing of holidays versus the prior year’s quarter, the year-over-year adverse change in weather, and light-weighting partially offset by volume gains in certain of our product lines. Also, we estimate that Adjusted EBITDA will be $199 to $204 million for the March 2013 quarter compared to $198 million in the March 2012 quarter. This increase of 1% to 3% is primarily related to cost reduction efforts partially offset by additional costs associated with new product innovation. Estimated net debt at March 30, 2013 was $3,991 million. Assuming our initial public offering and 2013 debt refinancing occurred at the beginning of the period, our interest expense for the four quarter period ended March 30, 2013 would be approximately $63 million lower. At March 30, 2013, we estimate the cash payout in the next 12 months under the tax receivable agreement to be $68 million. This is a reduction from the end of the last fiscal quarter primarily as a result of the debt extinguishment costs from the 2013 refinancing and bonus depreciation on capital expenditures. Adjusted EBITDA is a non-GAAP measure. The following tables reconcile the company’s estimated net income (loss) to the company’s estimate of Adjusted EBITDA for the March 2013 quarter and four quarter period ended March 30, 2013:

	Quarter Ended March 30, 2013		Four Quarters Ended March 30, 2013
(in millions) (Unaudited)	Low	High	Low	High
Adjusted EBITDA(a)	$199	$204	$807	$812
Pro forma acquisitions	—	—	4	4
Unrealized cost reductions	2	2	22	22

Operating EBITDA(a)	$197	$202	$781	$786
Net interest expense	61	61	293	293
Depreciation and amortization	85	85	350	350
Income taxes	(1)	3	11	15
Restructuring, business optimization and other	1	1	39	39
Loss on debt extinguishment(b)	48	48	64	64

Net income (loss)	$3	$4	$24	$25

(a)	Adjusted EBITDA and Operating EBITDA should not be considered in isolation or construed as an alternative to our net income (loss) or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA and Operating EBITDA and the related definitions differently than we do, limiting the usefulness of our calculation of Adjusted EBITDA and Operating EBITDA as comparative measures. Operating EBITDA and Adjusted EBITDA are among the indicators used by the company’s management to measure the performance of the company’s operations and thus the company’s management believes such information may be useful to investors. Such measures are also among the criteria upon which performance-based compensation may be based.

(b)	Includes $24 million of call premium and penalties, $16 million of deferred financing fees and $8 million of debt discount for the quarter ended March 30, 2013 and an additional $13 million of call premium and $3 million of deferred financing fees for the four quarter period ended March 30, 2013.

The preliminary financial and operating results for the March 2013 quarter are forward-looking statements based on preliminary estimates and reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those set forth in our estimates and from past results, performance or achievements. Such preliminary results are subject to finalization of our quarterly financial and accounting procedures and should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP and reviewed by our auditors. Consequently, there can be no assurances that the actual financial and operating results for the second quarter ended March 30, 2013 will be identical to the preliminary estimates set forth above, and any variation between our actual results and the estimates set forth above may be material. In addition, such results do not purport to indicate our results of operations for any future period beyond the quarter ended March 30, 2013. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Initial Public Offering

In October 2012, the company completed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. In conjunction with the initial public offering the company executed a 12.25 for one stock split of the company’s common stock. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. Transaction fees totaling $33 million were included in Paid-in capital on the Consolidated Balance Sheets. Proceeds, net of transaction fees, of $438 million and cash from operations were used to repurchase $455 million of 11% Senior Subordinated Notes due September 2016. As part of the repurchase the company paid premiums of $13 million and wrote-off $3 million of deferred financing fees.

Incremental Term Loan

In February 2013, the company entered into an incremental assumption agreement to increase the commitments under Berry Plastics Corporation’s existing term loan credit agreement by $1.4 billion. Berry Plastics Corporation borrowed loans in an aggregate principal amount equal to the full amount of the commitments on such date. The incremental term loans bear interest at LIBOR plus 2.50% per annum with a LIBOR floor of 1.00%, mature in February 2020 and are subject to customary amortization. The proceeds from the incremental term loan, in addition to borrowings under the revolving credit facility, were used to (a) satisfy and discharge all of Berry Plastics Corporation’s outstanding (i) Second Priority Senior Secured Floating Rate Notes due 2014, (ii) First Priority Senior Secured Floating Rate Notes due 2015, (iii) 10 1/4% Senior Subordinated Notes due 2016 and (iv) 8 1/4% First Priority Senior Secured Notes due 2015, which, in each case, were called for redemption in February 2013 and the related indentures and (b) pay related fees and expenses. The company recognized a $48 million loss on extinguishment of debt related to this debt refinancing.

Interest expense would have decreased approximately $88 million for the last twelve months ended December 29, 2012 if our initial public offering and this debt refinancing had occurred at the beginning of the period. See “Summary Historical Consolidated Financial Data.”

Interest Rate Swap

In February 2013, the company entered into an interest rate swap transaction to protect $1 billion of outstanding variable rate term loan debt from future interest rate volatility. The agreement swaps the greater of a three-month variable LIBOR contract or 1.00% for a fixed three-year rate of 2.355%, with an effective date in May 2016 and expiration in May 2019. The counterparty to the agreement is a financial institution. The company will record changes in fair value in Accumulated Other Comprehensive Income. A 0.25% change in LIBOR would not have a material impact on the fair value of the interest rate swaps.

Tax Receivable Agreement

In connection with our initial public offering, the company entered into an income tax receivable agreement that provides for the payment to pre-initial public offering stockholders, option holders and holders of our stock appreciation rights, 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that are actually realized (or are deemed to be realized in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to the initial public offering. The company expects to pay between $300 million and $350 million in cash related to this agreement. This range is based on the company’s assumptions using various items, including valuation analysis and current tax law. Upon the effective date of the income tax receivable agreement, the company recorded an initial obligation of $300 million ($123 million in Accrued expenses and $177 million in Other long-term liabilities), which is recognized as a reduction of Paid-in capital on the Consolidated Balance Sheet as of December 29, 2012. Changes in the recorded net deferred income tax assets will result in changes in the income tax receivable agreement obligation, and such changes will be recorded as Other expense (income) in the Consolidated Statement of Operations. Payments under the income tax receivable agreement are not conditioned upon the parties’ continued ownership of the company’s equity.

Redeemable Common Stock

As of September 29, 2012, the company had entered into agreements with former employees that required the company to redeem their common stock at pre-determined dates. Historical redemption of this redeemable common stock was based on the fair value of the redeemable common stock on the fixed redemption date. This redeemable common stock was recorded at its fair value in temporary equity and changes in the fair value were recorded in additional paid in capital each period. Upon completion of the initial public offering in October 2012, the redemption requirement terminated resulting in the company reclassifying the shares into equity on the Consolidated Balance Sheet.

BP Parallel Investments

In December 2012, BP Parallel, LLC (“BP Parallel”), a non-guarantor subsidiary of the company, invested $21 million to purchase assignments of $21 million of our senior unsecured term loan during the quarter ended December 29, 2012. The purchase did not result in a gain or loss.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	our substantial indebtedness;

•	the risk of increases in prices or unavailability of key inputs, such as plastic resins, for our products;

•	the intense competition we face in the sale of our products;

•	the risks associated with potential acquisitions that we have completed and that we may pursue as part of our growth strategy;

•	our reliance on patent and trademark rights and unpatented proprietary know-how and trade secrets; and

•	the impact of current and future environmental and other governmental requirements and regulations.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Principal Stockholders

Our principal stockholders are Apollo Investment Fund VI, L.P., Apollo Investment Fund V, L.P. and their parallel investment funds (collectively, the “Apollo Funds”), as well as investment funds affiliated with or managed by Graham Partners, Inc. and investment entities affiliated with Donald C. Graham.

The Apollo Funds are affiliated with or indirectly managed by Apollo Global Management, LLC, which, together with its subsidiaries, we refer to in this prospectus as “Apollo.” Founded in 1990, Apollo is one of the world’s largest alternative investment managers, with total assets under management of $113 billion as of December 31, 2012, and a team of 250 investment professionals located in ten offices around the world.

The committed capital of the Graham Partners private investment funds and Graham led co-investments totals approximately $1.7 billion. Graham Partners is a member of “The Graham Group,” an alliance of independently owned and operated industrial and investment management businesses, which all share in the common legacy of entrepreneur Donald C. Graham. We refer to Graham Partners, Inc. and The Graham Group in this prospectus as “Graham Partners.”

Additional Information

Berry Plastics Group, Inc. was incorporated in Delaware on November 18, 2005. The principal executive offices of Berry Plastics Group, Inc. are located at 101 Oakley Street, Evansville, Indiana 47710, and the telephone number there is (812) 424-2904. We also maintain an Internet site at http://www.berryplastics.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part and you should not rely on any such information in making your decision whether to purchase our securities.

The Offering

Common stock offered by the selling stockholders	16,500,000 shares.

Option to Purchase Additional Shares	The selling stockholders have agreed to allow the underwriters to purchase up to an additional 2,475,000 shares, at the public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	113,093,973 shares.

Listing	Our common stock is listed on the NYSE under the symbol “BERY.”

Use of proceeds	We will not receive any of the proceeds from the sale of shares in this offering. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock pursuant to this prospectus. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Dividends	We historically have not paid dividends on our common stock and do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, and will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Description of Capital Stock—Common Stock.”

Conflicts of Interest

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, because Apollo, as a selling stockholder, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” also exists under Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Since Apollo is not primarily responsible for managing this offering and the securities have a “bona fide public market,” as defined in FINRA Rule 5121(f)(3), the appointment of a “qualified independent underwriter” is not required pursuant to Rule 5121(a)(1). As such, any underwriter that has a conflict of interest pursuant to

Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting (Conflicts of Interest).”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 14 of this prospectus and all the other information set forth in this prospectus before investing in our stock.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares to buy up to 2,475,000 additional shares from the selling stockholders;

•	assumes a public offering price of $17.02 per share, the closing price of our common stock on the NYSE on April 18, 2013; and

•	does not give effect to the exercise of outstanding options or shares reserved for issuance under the 2006 Equity Incentive Plan or the 2012 Long-Term Incentive Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain historical financial data for Berry Plastics Group, Inc. Our fiscal year is the 52- or 53-week period ending generally on the Saturday closest to September 30. Fiscal 2010 represents a 53-week period. The summary historical financial data as of and for the fiscal years ended September 29, 2012, October 1, 2011 and October 2, 2010 have been derived from our audited consolidated financial statements and related notes included in this prospectus. The summary historical financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the audited consolidated financial statements and the related notes included in this prospectus.

The summary historical financial data as of and for the quarterly periods ended December 29, 2012 and December 31, 2011 have been derived from our unaudited financial statements included in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements.

The unaudited last twelve months financial data for the last twelve months ending December 29, 2012 has been calculated by subtracting the data for the three months ended December 31, 2011 from the data for the year ended September 29, 2012, and adding the data for the three months ended December 29, 2012.

Our historical results are not necessarily indicative of results to be expected in any future period, and results for the quarterly period ended December 29, 2012, are not necessarily indicative of results to be expected for the full year.

The following financial information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and the related notes included in this prospectus.

	Unaudited Last Twelve Months(a)	Unaudited Quarterly Periods Ended		Audited Year Ended
($ in millions, shares in thousands)	December 29, 2012	December 29, 2012	December 31, 2011	September 29, 2012	October 1, 2011	October 2, 2010
Statement of Operations Data:
Net sales	$4,701	$1,072	$1,137	$4,766	$4,561	$4,257
Cost of sales	3,859	895	985	3,949	3,878	3,667
Operating expenses(b)	478	109	123	492	641	466

Operating income	364	68	29	325	42	124
Other expense (income)	10	13	(4)	(7)	61	(27)
Net interest expense	315	70	83	328	327	313

Income (loss) before income taxes	39	(15)	(50)	4	(346)	(162)
Income tax expense (benefit)	16	(5)	(19)	2	(47)	(49)

Net income (loss)	$23	$(10)	$(31)	$2	$(299)	$(113)

Income (loss) per share—basic	$0.25	$(0.09)	$(0.37)	$0.02	$(3.55)	$(1.34)
Income (loss) per share—diluted	$0.25	$(0.09)	$(0.37)	$0.02	$(3.55)	$(1.34)
Number of shares used in per share calculations—basic	90,465	111,352	83,851	83,435	84,121	84,525
Number of shares used in per share calculations—diluted	92,699	111,352	83,851	86,644	84,121	84,525

	Unaudited Last Twelve Months	Unaudited Quarterly Periods Ended		Audited Year Ended
($ in millions, shares in thousands)	December 29, 2012	December 29, 2012	December 31, 2011	September 29, 2012	October 1, 2011(b)	October 2, 2010
Balance Sheet Data (at period end):
Working capital(c)	$482	$482	$527	$587	$571	$653
Total assets	5,050	5,050	5,000	5,106	5,217	5,344
Long-term debt obligations, excluding current portion	3,932	3,932	4,517	4,431	4,581	4,397

Cash Flows Data:
Cash from operating activities	$477	$87	$89	$479	$327	$112
Cash from investing activities	(281)	(63)	(37)	(255)	(523)	(852)
Cash from financing activities	(193)	(79)	(65)	(179)	90	878

Other Financial Data:
Capital expenditures net of proceeds from disposal of assets	$206	$43	$37	$200	$155	$194
Depreciation	245	60	61	246	238	210
Amortization of intangibles	108	27	28	109	106	107

Pro Forma Data:
Pro forma interest expense(d)	227	58		227
Pro forma income (loss)	76	(3)		63
Pro forma income (loss) per share—basic(e)	0.67	(0.02)		0.56
Pro forma income (loss) per share—diluted(e)	0.66	(0.02)		0.54
Pro forma number of shares used in pro forma per share calculation—basic(e)	112,739	111,352		112,847
Pro forma number of shares used in pro forma per share calculation—diluted(e)	114,973	111,352		116,056
Long-term debt obligations, excluding current portion	3,952	3,952		3,997

(a)	References to financial results as of and for the last twelve months ended December 29, 2012 have been calculated by subtracting the data for the three months ended December 31, 2011 from the data for the year ended September 29, 2012, and adding the data for the three months ended December 29, 2012.
(b)	Year ended October 1, 2011 includes a $165 non-cash goodwill impairment.
(c)	Represents total current assets less total current liabilities.
(d)

Represents pro forma interest expense assuming the following occurred at the beginning of the respective periods: (i) Berry Plastics Corporation’s incurrence of $1.4 billion of additional incremental term loans and (ii) repayment of Berry Plastics Corporation’s (a) Second Priority Senior Secured Floating Rate Notes due 2014, (b) First Priority Senior Secured Floating Rate Notes due 2015, (c) 10 1/4% Senior Subordinated Notes due 2016, (d) 8 1/4% First Priority Senior Secured Notes due 2015 and (e) 11% Senior Subordinated Notes due 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

(e)	Year ended September 29, 2012 represents the pro forma income (loss) per share and weighted average shares outstanding assuming our initial public offering and the 2013 debt refinancing occurred at the beginning of the period.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose part or all of your original investment.

Risks Related to Our Business

Our substantial indebtedness could affect our ability to meet our obligations and may otherwise restrict our activities.

We have a significant amount of indebtedness. As of December 29, 2012, we had total indebtedness (including current portion) of $3,975 million, with cash and cash equivalents totaling $32 million. We would have been able to borrow a further $413 million under the revolving portion of our senior secured credit facilities, subject to the solvency of our lenders to fund their obligations and our borrowing base calculations. We are permitted by the terms of our debt instruments to incur substantial additional indebtedness, subject to the restrictions therein. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have important consequences. For example, it could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements or other corporate purposes;

•

require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	limit our ability to respond to business opportunities, including growing our business through acquisitions.

In addition, the credit agreements and indentures governing our current indebtedness contain, and any future debt instruments would likely contain, financial and other restrictive covenants, which will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	make capital expenditures.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Furthermore, a failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations.

Increases in resin prices or a shortage of available resin could harm our financial condition and results of operations.

To produce our products, we use large quantities of plastic resins. Plastic resins are subject to price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced. Over the past several years, we have at times experienced rapidly increasing resin prices. If rapid increases in resin prices continue, our revenue and profitability may be materially and adversely affected, both in the short term as we attempt to pass through changes in the price of resin to customers under current agreements and in the long term as we negotiate new agreements or if our customers seek product substitution.

We source plastic resin primarily from major industry suppliers. We have long-standing relationships with certain of these suppliers but have not entered into a firm supply contract with any of them. We may not be able to arrange for other sources of resin in the event of an industry-wide general shortage of resins used by us, or a shortage or discontinuation of certain types of grades of resin purchased from one or more of our suppliers. In addition, the largest supplier of the company’s total resin material requirements represented approximately 20% of purchases for the twelve months ended December 29, 2012. Any such shortage may materially negatively impact our competitive position versus companies that are able to better or more cheaply source resin.

We may not be able to compete successfully and our customers may not continue to purchase our products.

We face intense competition in the sale of our products and compete with multiple companies in each of our product lines. We compete on the basis of a number of considerations, including price, service, quality, product characteristics and the ability to supply products to customers in a timely manner. Our products also compete with metal, glass, paper and other packaging materials as well as plastic packaging materials made through different manufacturing processes. Some of these competitive products are not subject to the impact of changes in resin prices which may have a significant and negative impact on our competitive position versus substitute products. Our competitors may have financial and other resources that are substantially greater than ours and may be better able than us to withstand higher costs. In addition, our success may depend on our ability to adapt to technological changes, and if we fail to enhance existing products and develop and introduce new products and new production technologies in a timely fashion in response to changing market conditions and customer demands, our competitive position could be materially and adversely affected. Furthermore, some of our customers do and could in the future choose to manufacture the products they require for themselves. Each of our product lines faces a different competitive landscape. Competition could result in our products losing market share or our having to reduce our prices, either of which would have a material adverse effect on our business and results of operations and financial condition. In addition, since we do not have long-term arrangements with many of our customers, these competitive factors could cause our customers to shift suppliers and/or packaging material quickly.

We may pursue and execute acquisitions, which could adversely affect our business.

As part of our growth strategy, we plan to consider the acquisition of other companies, assets and product lines that either complement or expand our existing business and create economic value. We cannot assure you that we will be able to consummate any such transactions or that any future acquisitions will be consummated at acceptable prices and terms.

We continually evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve a number of special risks, including:

•	the diversion of management’s attention and resources to the assimilation of the acquired companies and their employees and to the management of expanding operations;

•	the incorporation of acquired products into our product line;

•	problems associated with maintaining relationships with employees and customers of acquired businesses;

•	the increasing demands on our operational systems;

•	ability to integrate and implement effective disclosure controls and procedures and internal controls for financial reporting within the allowable time frame as permitted by Sarbanes-Oxley Act;

•	possible adverse effects on our reported operating results, particularly during the first several reporting periods after such acquisitions are completed; and

•	the loss of key employees and the difficulty of presenting a unified corporate image.

We may become responsible for unexpected liabilities that we failed or were unable to discover in the course of performing due diligence in connection with historical acquisitions and any future acquisitions. We have typically required selling stockholders to indemnify us against certain undisclosed liabilities. However, we cannot assure you that indemnification rights we have obtained, or will in the future obtain, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to successfully integrate future acquisitions without substantial costs, delays or other problems. The costs of such integration could have a material adverse effect on our operating results and financial condition. Although we conduct what we believe to be a prudent level of investigation regarding the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. Until we actually assume operating control of such businesses and their assets and operations, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired entities and their operations. Furthermore, we may not realize all of the cost savings and synergies we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our cost-saving plans and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our business, financial condition and results of operations.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on patent and trademark rights, we rely on unpatented proprietary know-how and trade secrets, and employ various methods, including confidentiality agreements with employees and consultants, customers and suppliers to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets, and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Our success depends in part on our ability to obtain, or license from third parties, patents, trademarks, trade secrets and similar proprietary rights without infringing on the proprietary rights of third parties. Although we believe our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products may infringe on the intellectual property rights of such persons. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any such litigation could be protracted and costly and could have a material adverse effect on our business, financial condition and results of operations.

Current and future environmental and other governmental requirements could adversely affect our financial condition and our ability to conduct our business.

Our operations are subject to federal, state, local, and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous wastes and require cleanup of contaminated sites. While we have not been required historically to make significant capital expenditures in order to comply with applicable environmental laws and regulations, we cannot predict with any certainty our future capital expenditure requirements because of continually changing compliance standards and environmental technology. Furthermore, violations or contaminated sites that we do not know about (including contamination caused by prior owners and operators of such sites or newly discovered information) could result in additional compliance or remediation costs or other liabilities, which could be material. We have limited insurance coverage for potential environmental liabilities associated with historic and current operations and we do not anticipate increasing such coverage in the future. We may also assume significant environmental liabilities in acquisitions. In addition, federal, state, local, and foreign governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, plastic products. Legislation that would prohibit, tax or restrict the sale or use of certain types of plastic and other containers, and would require diversion of solid wastes such as packaging materials from disposal in landfills, has been or may be introduced in the U.S. Congress, state legislatures, and other legislative bodies. While container legislation has been adopted in a few jurisdictions, similar legislation has been defeated in public referenda in several states, local elections and many state and local legislative sessions. Although we believe that the laws promulgated to date have not had a material adverse effect on us, there can be no assurance that future legislation or regulation would not have a material adverse effect on us. Furthermore, a decline in consumer preference for plastic products due to environmental considerations could have a negative effect on our business.

The Food and Drug Administration, which we refer to as the FDA, regulates the material content of direct-contact food and drug packages we manufacture pursuant to the Federal Food, Drug and Cosmetic Act. Furthermore, some of our products are regulated by the Consumer Product Safety Commission, which we refer to as the CPSC, pursuant to various federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. Both the FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which we sell products. In addition, laws exist in certain states restricting the sale of packaging with certain levels of heavy metals and imposing fines and penalties for noncompliance. Although we use FDA-approved resins and pigments in our products that directly contact food and drug products and we believe our products are in material compliance with all applicable requirements, we remain subject to the risk that our products could be found not to be in compliance with these and other requirements. A recall of any of our products or any fines and penalties imposed in connection with noncompliance could have a materially adverse effect on us. See “Business—Environmental Matters and Government Regulation.”

In the event of a catastrophic loss of one of our key manufacturing facilities, our business would be adversely affected.

While we manufacture our products in a large number of diversified facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our key manufacturing facilities due to accident, labor issues, weather conditions, natural disaster or otherwise, whether short or long-term, could have a material adverse effect on us.

Goodwill and other intangibles represent a significant amount of our net worth, and a future write-off could result in lower reported net income and a reduction of our net worth.

As of December 29, 2012, the net value of our goodwill and other intangibles was $2,620 million. We are no longer required or permitted to amortize goodwill reflected on our balance sheet. We are, however, required to evaluate goodwill reflected on our balance sheet when circumstances indicate a potential impairment, or at least annually, under the impairment testing guidelines outlined in the standard. Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write off goodwill for the amount of impairment. If a future write-off is required, the charge could have a material adverse effect on our reported results of operations and net worth in the period of any such write-off.

Disruptions in the overall economy and the financial markets may adversely impact our business.

Our industry is affected by current economic factors, including the deterioration of national, regional, and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Disruptions in the overall economy and volatility in the financial markets could reduce consumer confidence in the economy, negatively affecting consumer spending, which could be harmful to our financial position and results of operations. As a result, decreased cash flow generated from our business may adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions, as well as the restructuring of various commercial and investment banking organizations, could adversely affect our ability to access the credit markets. The disruption in the credit markets may also adversely affect the availability of financing for our operations. There can be no assurance that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets, or increase liquidity and the availability of credit.

The requirements of having a class of publicly traded equity securities may strain our resources and distract management.

Upon completion of our initial public offering in October 2012, we became subject to reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, which we refer to as the “Sarbanes-Oxley Act.” The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. Under Section 404 of the Sarbanes-Oxley Act, our independent public accountants auditing our financial statements must attest to the effectiveness of our internal control over financial reporting. In order to continue to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight have been, and will continue to be, required. Furthermore, if we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to management’s assessment of the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as “Dodd-Frank” and which amended the Sarbanes-Oxley Act and other federal laws, has created uncertainty for public companies, and we cannot predict with any certainty the requirements of the regulations that will ultimately be adopted under Dodd-Frank or how such regulations will affect the cost of compliance for a company with publicly traded common stock. There is likely to be continuing uncertainty regarding compliance matters because the application of these laws and regulations, which are subject to varying interpretations, may evolve over time as new guidance is provided by regulatory and governing bodies. Our investment of resources to comply with these evolving laws and regulations may result in increased general and administrative expenses and divert management’s time and attention from other business concerns. Furthermore, if our compliance efforts differ from the activities that regulatory and governing bodies expect or intend due to ambiguities related to interpretation or practice, we may face legal proceedings initiated by such regulatory or governing bodies and our business may be harmed. In addition, new rules and regulations may make it more difficult for us to attract and retain qualified directors and officers and may make it more expensive for us to obtain director and officer liability insurance.

We are required to pay our existing owners for certain tax benefits, which amounts are expected to be material.

We have entered into an income tax receivable agreement with our pre-initial public offering stockholders, option holders and holders of our stock appreciation rights that provides for the payment by us to such stockholders of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that we and our subsidiaries actually realize as a result of the utilization of our net operating losses attributable to periods prior to our initial public offering.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of net operating losses as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

We expect that the payments we make under this income tax receivable agreement will be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will aggregate to between $300 and $350 million.

Upon the effective date of the income tax receivable agreement, the company recorded an initial obligation of $300 million ($123 million in Accrued expenses and $177 million in Other long-term liabilities), which is recognized as a reduction of Paid-in capital on the Consolidated Balance Sheet as of December 29, 2012.

Any future changes in the realizability of our net operating loss carry forwards that were generated prior to our initial public offering will impact the amount of the liability that will be paid to our pre-initial public offering shareholders, option holders or holders of our stock appreciation rights. Changes in the realizability of these tax assets are recorded in income tax expense (benefit) and any changes in the obligation under the income tax receivable agreement is recorded in other income (expense). Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our 2016 fiscal year.

In addition, the income tax receivable agreement provides that upon certain mergers, stock and asset sales, other forms of business combinations or other changes of control, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income. In these situations, our obligations under the income tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

For tax reasons, special timing rules will apply to payments associated with stock options and stock appreciation rights. Such payments will generally be deemed invested in a notional account rather than made on the scheduled payment dates, and the account will be distributed on the fifth anniversary of the initial public offering.

Our counterparties under this agreement will not reimburse us for any payments previously made under the income tax receivable agreement if such benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the income tax receivable agreement in excess of our cash tax savings.

Our operating subsidiary Berry Plastics Corporation identified a prior deficiency in its disclosure controls and procedures.

Under applicable SEC regulations, management of a reporting company, with the participation of the principal executive officer and principal financial officer, must periodically evaluate the company’s “disclosure controls and procedures,” which are defined generally as controls and other procedures of a reporting company designed to ensure that information required to be disclosed by the reporting company in its periodic reports filed with the SEC is recorded, processed, summarized, and reported on a timely basis. In conjunction with a review of the SEC of our wholly owned subsidiary Berry Plastics Corporation’s fiscal year 2011 annual report, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Berry Plastics Corporation’s disclosure controls and procedures were not effective to ensure that information required to be disclosed was reported at the acceptable level of detail for the period covered by the fiscal year 2011 annual report. We identified deficient disclosure in the section “Critical Accounting Policy and Estimates: Goodwill and Other Indefinite Lived Intangible Assets.” In that disclosure, we did not provide readers with sufficient information explaining the factors that led to the recognition of the goodwill impairment charge, along with the future implications to our business. We also identified deficient disclosure in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In that disclosure, we did not provide readers with sufficient informative narrative explanations of our financial statements. In addition, we identified deficient disclosure in our condensed consolidating financial statements, in which we did not provide appropriate disclosure and presentation of certain intercompany activity. To remediate these deficiencies, in addition to our historical disclosure controls and procedures, we have begun a more comprehensive review and approval procedure of disclosures related to our “Critical Accounting Policies and Estimates” and “Management’s Discussion and Analysis” to ensure the level of information we disclose provides readers with a sufficient level of detail to understand these policies and estimates. We believe that these actions remediated the weakness in our disclosure controls and procedures; however, we cannot assure you that additional deficiencies in our disclosure controls and procedures will not occur in the future.

Our international sales and operations are subject to applicable laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect our operations.

We must comply with all applicable international trade, export and import laws and regulations of the United States and other countries. We are subject to export controls and economic sanctions laws and embargoes imposed by the U.S. Government. Changes in trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs. We are also subject to the Foreign Corrupt Practices Act and other anti-bribery laws that generally bar bribes or unreasonable gifts to foreign governments or officials. We have implemented safeguards and policies to discourage these practices by our employees and agents. However, our existing safeguards and policies to assure compliance and any future improvements may prove to be less than effective and our employees or agents may engage in conduct for which we might be held responsible. If employees violate our policies, we may be subject to regulatory sanctions. Violations of these laws or regulations could result in sanctions including fines, debarment from export privileges and penalties and could adversely affect our business, financial condition and results of operations.

Risks Related to an Investment in our Common Stock and this Offering

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares of common stock at or above the price you paid for them. The market price for our common stock may be volatile, in part because our shares have only been traded publicly since October 2012, and such volatility may be exacerbated by our relatively small public float. The market price for our common stock could fluctuate significantly for a number of other reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	general market, economic and political conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, the Apollo Funds, Graham Partners or members of our management team;

•	adverse resolution of new or pending litigation against us;

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

•	material weakness in our internal costs over financial reporting.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with the company, and these fluctuations could materially reduce our share price.

We had net losses in recent years and we may not be profitable in the future.

We generated net income in only two of our last five fiscal years. We may not generate net income from operations in the future, and continuing net losses may limit our ability to execute our strategy. Factors contributing to our financial performance include non-cash impairment charges, depreciation/amortization on our long lived tangible and intangible assets, interest expense on our debt obligations as well as other factors more fully disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Apollo controls us, and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, the Apollo Funds will indirectly beneficially own approximately 45.8% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, the Apollo Funds will indirectly beneficially own approximately 43.8% of our common stock.

The amended and restated stockholders agreement that we entered into in connection with our initial public offering provides that, except as otherwise required by applicable law, if the Apollo Funds hold (a) at least 50% of our outstanding common stock, it will have the right to designate no fewer than that number of directors that would constitute a majority of our Board of Directors, (b) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate up to five director nominees, (c) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate up to four director nominees, and (d) at least 10% but less than 20% of our outstanding common stock, the Apollo Funds will have the right to designate up to three director nominees. The agreement also provides that if the size of the Board of Directors is increased or decreased at any time, Apollo’s nomination rights will be proportionately increased or decreased, respectively, rounded up to the nearest whole number. In addition, the agreement requires the approval of a majority of the directors nominated by the Apollo Funds voting on the matter for certain important matters, including certain mergers and acquisitions, issuance of equity and incurrence of debt, so long as the Apollo Funds beneficially own at least 25% of our outstanding common stock. Therefore, Apollo will, following this offering, continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement,” “Management—Apollo Approval of Certain Matters” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by the Apollo Funds and Apollo’s rights under the amended and restated stockholders agreement could delay, defer or prevent a change of control of the company or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. In addition, a sale of a substantial number of shares of stock in the future by the Apollo Funds or Graham could cause our stock price to decline.

Additionally, Apollo and Graham are in the business of making or advising on investments in companies and hold (and may from time to time in the future acquire) interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo and Graham may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Although we will no longer be a “controlled company” within the meaning of the NYSE rules upon consummation of this offering, we may continue to rely on exemptions from certain corporate governance requirements during a one-year transition period.

After the consummation of this offering, the Apollo Funds will no longer control a majority of our voting common stock. As a result, we will no longer qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. The NYSE rules require that we appoint a majority of independent directors to the Board of Directors within one year of the date we no longer qualify as a “controlled company.” The NYSE rules also require that we appoint at least one independent member to each of the compensation and nominating and governance committees prior to the date we no longer qualify as a “controlled company,” at least a majority of independent members within 90 days of such date and compensation and nominating and governance committees composed entirely of independent directors within one year of such date. During these transition periods, we may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, during these transition periods, stockholders will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements. In addition, although we will no longer be a controlled company within the meaning of the NYSE rules following the consummation of this offering, Apollo will continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement,” “Management—Apollo Approval of Certain Matters” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant.

The terms of our senior secured credit facilities and the indentures governing our notes may restrict our ability to pay cash dividends on our common stock. Our debt instruments contain covenants that restrict our ability to pay dividends on our common stock, as well as the ability of our subsidiaries to pay dividends to us. See “Description of Certain Indebtedness” and “Description of Capital Stock—Common Stock.” Furthermore, we will be permitted under the terms of our debt instrument to incur additional indebtedness, which may restrict or prevent us from paying dividends on our common stock. Agreements governing any future indebtedness, in addition to those governing our current indebtedness, may not permit us to pay dividends on our common stock.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our amended and restated certificate of incorporation provides for 450 million authorized shares, of which 400 million shares, par value $0.01, are designated as common stock and 50 million shares, par value $0.01, are designated as preferred stock. Upon completion of this offering, we will have an aggregate of 113,093,973 shares of our common stock outstanding. Of these shares, all of the 29,411,764 shares of our common stock sold in our initial public offering and the 16,500,000 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 67,182,209 shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act and subject to any applicable lock-up agreements. In addition, we have granted Apollo and Graham demand and incidental registration rights, and we have also granted certain employees and others who own equity in the company incidental registration rights. See “Shares Eligible for Future Sale,” “Underwriting (Conflicts of Interest)” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, including such sales by the Apollo Funds and Graham, may adversely affect prevailing market prices for our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. Among other things, these provisions:

•	classify our Board of Directors so that only some of our directors are elected each year;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	delegate the sole power of a majority of the Board of Directors to fix the number of directors;

•	provide the power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminate the ability of stockholders to call special meetings of stockholders;

•	prohibit stockholders from acting by written consent if less than 50.1% of our outstanding common stock is controlled by the Apollo Funds; and

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, under the amended and restated stockholders agreement, until such time as the Apollo Funds no longer beneficially own at least 25% of the total number of shares of our common stock outstanding at any time, the approval of a majority of the members of our Board of Directors, which must include the approval of a majority of the directors nominated by the Apollo Funds voting on the matter, is required for certain business combinations and to approve certain other matters. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

The foregoing factors, as well as the significant common stock ownership by our equity sponsor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board of Directors has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay dividends.

Berry Plastics Group, Inc. has no direct operations and no significant assets other than ownership of 100% of the stock of Berry Plastics Corporation. Because Berry Plastics Group, Inc. conducts its operations through its subsidiaries, it depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the agreements governing current and future indebtedness of Berry Plastics Group, Inc.’s subsidiaries, as well as the financial condition and operating requirements of Berry Plastics Group, Inc.’s subsidiaries, may limit Berry Plastics Group, Inc.’s ability to obtain cash from its subsidiaries. The earnings from, or other available assets of, Berry Plastics Group, Inc.’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Berry Plastics Group, Inc. to pay dividends going forward.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	risks associated with our substantial indebtedness and debt service;

•	changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis;

•	performance of our business and future operating results;

•	risks related to our acquisition strategy and integration of acquired businesses;

•	reliance on unpatented know-how and trade secrets;

•	increases in the cost of compliance with laws and regulations, including environmental, safety, production and product laws and regulations;

•	risks related to disruptions in the overall economy and the financial markets may adversely impact our business;

•	catastrophic loss of one of our key manufacturing facilities, natural disasters and other unplanned business interruptions;

•	risks of competition, including foreign competition, in our existing and future markets;

•	general business and economic conditions, particularly an economic downturn;

•	the ability of our insurance to cover fully our potential exposures; and

•	the other factors discussed in the section of this prospectus titled “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sales of shares of our common stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of these shares of our common stock, but we will bear the costs associated with this registration in accordance with the amended and restated stockholders agreement. The selling stockholders will bear any underwriting commissions and discounts attributable to their sale of our common stock and the company will bear the remaining expenses. See “Principal and Selling Stockholders.”

DIVIDEND POLICY

We historically have not paid dividends on our common stock and we do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends, or may restrict our subsidiaries from paying dividends to us. Under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Description of Certain Indebtedness,” and “Description of Capital Stock—Common Stock.”

PRICE RANGE OF COMMON STOCK

Our common stock began trading on the NYSE under the symbol “BERY” on October 4, 2012. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the NYSE since October 4, 2012:

2013	High	Low
First Quarter (beginning October 4, 2012)	$16.05	$13.12
Second Quarter	$20.21	$15.91
Third Quarter (through April 18, 2013)	$19.39	$16.37

On April 18, 2013, the closing price for our common stock as reported on the NYSE was $17.02 per share. As of April 1, 2013, we had approximately 376 holders of record of our common stock.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of December 29, 2012:

•	on a historical basis; and

•

on an as adjusted basis to reflect the incurrence of $1.4 billion of incremental term loans in February 2013 and corresponding repayment of Berry Plastics Corporation’s (i) Second Priority Senior Secured Floating Rate Notes due 2014, (ii) First Priority Senior Secured Floating Rate Notes due 2015, (iii) 10 1/4% Senior Subordinated Notes due 2016 and (iv) 8 1/4% First Priority Senior Secured Notes due 2015, as well as a $48 million loss on extinguishment of debt, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

This table should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and notes to those statements included elsewhere in this prospectus. The following table does not include any proceeds from this offering, as the selling stockholders will receive all of the net proceeds from the sales of shares of our common stock pursuant to this prospectus.

	(Unaudited) As of December 29, 2012
($ in millions)	Historical	As Adjusted
Cash and cash equivalents	$32	$32

Long-term debt, including current portion:
Term loan	1,134	2,534
Revolving line of credit	44	58
First Priority Senior Secured Floating Rate Notes	681	—
8 1/4% First Priority Notes	370	—
Second Priority Senior Secured Floating Rate Notes	210	—
9 1/2% Second Priority Notes	500	500
Senior Unsecured Term Loan	18	18
9 3/4% Second Priority Notes	800	800
10 1/4% Senior Subordinated Notes	127	—
Debt discount, net	(8)	—
Capital leases and other	99	99

Total debt	3,975	4,009
Stockholders’ deficit:
Common stock; $0.01 par value; 400,000,000 shares authorized; 113,038,346 shares issued and outstanding as of December 29, 2012	1	1
Paid-in capital	300	300
Notes receivable—common stock	(2)	(2)
Noncontrolling interest	3	3
Accumulated deficit	(571)	(619)
Accumulated other comprehensive loss	(44)	(44)

Total stockholders’ deficit	(313)	(361)

Total capitalization	$3,662	$3,648

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data. This information should be read in conjunction with, and is qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements of Berry Plastics Group, Inc. and their notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus. We derived the consolidated statement of operations data for fiscal 2010, 2011 and 2012 as well as the consolidated balance sheet data at September 29, 2012 and October 1, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the audited consolidated statement of operations data for fiscal 2008 and 2009 as well as the audited consolidated balance sheet data at October 2, 2010, September 26, 2009 and September 27, 2008 from our audited consolidated financial statements not included in this prospectus. We derived the unaudited consolidated statement of operations data for the quarterly periods ended December 29, 2012 and December 31, 2011, as well as the unaudited consolidated balance sheet data at December 29, 2012, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We derived the unaudited interim consolidated balance sheet data at December 31, 2011 from our unaudited interim consolidated financial statements not included in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the quarterly period ended December 29, 2012 are not necessarily indicative of results to be expected for the full year.

	Quarterly Periods Ended		Year Ended
($ in millions)	December 29, 2012	December 31, 2011	September 29, 2012	October 1, 2011	October 2, 2010	September 26, 2009	September 27, 2008
Statement of Operations Data:	Unaudited		Audited
Net sales	$1,072	$1,137	$4,766	$4,561	$4,257	$3,187	$3,513
Cost of sales	895	985	3,949	3,878	3,667	2,641	3,019

Gross profit	177	152	817	683	590	546	494
Selling, general and administrative expenses	77	72	308	275	272	229	247
Amortization of intangibles	27	28	109	106	107	96	93
Restructuring and impairment charges	5	23	31	221	41	11	10
Other operating expenses	—	—	44	39	46	24	33

Operating income	68	29	325	42	124	186	111
Other expense (income)	13	(4)	(7)	61	(27)	(373)	—
Net interest expense	70	83	328	327	313	304	321

Income (loss) before income taxes	(15)	(50)	4	(346)	(162)	255	(210)
Income tax expense (benefit)	(5)	(19)	2	(47)	(49)	99	(72)
Loss on discontinued operations	—	—	—	—	—	4	—

Net income (loss)	$(10)	$(31)	$2	$(299)	$(113)	$152	$(138)

Comprehensive income (loss)	$(7)	$(31)	$3	$(324)	$(112)	$128	$(154)

Net Income (Loss) Available to Common Stockholders:
Basic	$(0.09)	$(0.37)	$0.02	$(3.55)	$(1.34)	$1.80	$(1.63)
Diluted	(0.09)	(0.37)	0.02	(3.55)	(1.34)	1.79	(1.63)
Balance Sheet Data (at period end):
Cash and cash equivalents	$32	$29	$87	$42	$148	$10	$190
Property, plant and equipment, net	1,223	1,227	1,216	1,250	1,146	875	863
Total assets	5,050	5,000	5,106	5,217	5,344	4,216	4,766
Long-term debt obligations, excluding current portion	3,932	4,517	4,431	4,581	4,397	3,422	4,124
Total liabilities	5,363	5,480	5,558	5,668	5,474	4,236	4,923
Redeemable shares	—	16	23	16	11	—	—
Total stockholders’ deficit	(313)	(496)	(475)	(467)	(141)	(20)	(157)

Cash Flow and Other Financial Data:
Net cash from operating activities	$87	$89	$479	$327	$112	$413	$10
Net cash from investing activities	(63)	(37)	(255)	(523)	(852)	(195)	(656)
Net cash from financing activities	(79)	(65)	(179)	90	878	(398)	821

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated financial statements of Berry Plastics Group, Inc. and its subsidiaries and the accompanying notes thereto, which information is included elsewhere herein. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a leading provider of value-added plastic consumer packaging and engineered materials with a 30-year track record of delivering high-quality customized solutions to our customers. Our products utilize our proprietary research and development platform, which includes a continually evolving library of Berry-owned molds, patents, manufacturing techniques and technologies. We sell our solutions predominantly into consumer-oriented end markets, such as food and beverage, healthcare and personal care, which together represented 76% of our sales in the 12 months ended December 29, 2012. We believe our customers look to us for solutions that have high consumer impact in terms of form, function and branding. Representative examples of our products include thermoform drink cups, thin-wall containers, blow-molded bottles, specialty closures, prescription vials, specialty plastic films, adhesives and corrosion protection materials. We have also been one of the most active acquirers of plastic packaging businesses globally, having acquired more than 30 businesses since 1988, including twelve acquisitions completed in the past six years. We believe our focus on delivering unique and customized solutions to our customers and our ability to successfully integrate strategic acquisitions have enabled us to grow at rates in excess of our industry peers, having achieved a compound annual net sales growth rate over the last 12 years of 23%.

We believe that we have created one of the largest product libraries in our industry, allowing us to be a comprehensive solution provider to our customers. We have more than 13,000 customers, which consist of a diverse mix of leading national, mid-sized regional and local specialty businesses. The size and scope of our customer network allow us to introduce new products we develop or acquire to a vast audience that is familiar with, and we believe partial to, our brand. In fiscal year 2012, no single customer represented more than 3% of net sales and our top ten customers represented less than 17% of net sales. We currently supply our customers through 84strategically located manufacturing facilities throughout the United States (70 locations) and select international locations (14 locations). We believe our manufacturing processes and our ability to leverage our scale to reduce expenses on items, such as raw materials, position us as a low-cost manufacturer relative to our competitors. For example, we believe based on management estimates that we are one of the largest global purchasers of plastic resins, at more than 2.5 billion pounds per year, which gives us both unique insight into this market as well as scale purchasing savings.

We enjoy market leadership positions in many of our markets, with 76% of net sales during the 12 months ended December 29, 2012 in markets in which management estimates we held the #1 or #2 market position. We look to build leadership in markets where we have a strategic angle and can achieve attractive profit margins through technology and design leadership and a competitive cost position such as highly decorated plastic packaging. We believe that our product and technology development capabilities are best-in-class, supported by the newly built Berry Research and Design Center and a network of more than 200 engineers and material scientists. We seek to have our product and technology development efforts provide a meaningful impact on sales. An example of our focused new product development is our thermoform plastic drink cup technology. We identified an unfulfilled need in the market with an opportunity for significant return on invested capital and ultimately introduced the technology to the market in 2001. This product line has grown steadily since introduction and generated $397 million of net sales during the 12 months ended December 29, 2012.

Our success is driven by our more than 15,000 employees. Over the past 30 years, we have developed a culture that incorporates both loyalty to best practices and acceptance of new perspectives, which we have often identified from the companies we have acquired. Our employees hold themselves accountable to exceed the expectations of our customers and to create value for our stakeholders.

We believe the successful execution of our business strategy has enabled us to outperform the growth of our industry over the past decade with Adjusted EBITDA increasing from $80 million in 2000 to $812 million for the 12 months ended December 29, 2012, representing a CAGR of 21%. For the 12 months ended December 29, 2012, Berry had pro forma net sales of $4.7 billion, Adjusted EBITDA of $812 million, net income of $23 million and Adjusted Free Cash Flow of $271 million. For a reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow to the nearest GAAP measures, see “—Liquidity and Capital Resources.”

Executive Summary

Business. We operate in the following four segments: Rigid Open Top, Rigid Closed Top (together our Rigid Packaging business), Engineered Materials, and Flexible Packaging. The Rigid Packaging business sells primarily containers, foodservice items, housewares, closures, overcaps, bottles, prescription containers, and tubes. Our Engineered Materials segment sells specialty tapes, adhesives, pipeline corrosive protection solutions, polyethylene based film products, and waste bags. The Flexible Packaging segment sells primarily high barrier, multilayer film products as well as printed bags and pouches.

Raw Material Trends. Our primary raw material is plastic resin. Polypropylene and polyethylene account for approximately 90% of our plastic resin purchases based on the pounds purchased. Plastic resins are subject to price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced. The average industry prices, as published in Chem Data, per pound were as follows by fiscal year:

	Polyethylene Butene Film			Polypropylene
	2013	2012	2011	2013	2012	2011
1st quarter	$.69	$.70	$.68	$.76	$.79	$.78
2nd quarter		.76	.72		.88	.95
3rd quarter		.72	.79		.85	1.08
4th quarter		.68	.73		.71	.98

Plastic resin prices increased in the second fiscal quarter of 2013. Due to differences in the timing of passing through resin cost changes to our customers on escalator/de-escalator programs, segments are negatively impacted in the short term when plastic resin costs increase and are positively impacted when plastic resin costs decrease. Recently, the company has made progress towards shortening these timing lags, but we still have a number of customers whose prices adjust quarterly or less frequently based on various index prices. This timing lag in passing through raw material cost changes could affect our results as plastic resin costs fluctuate.

Outlook. The company is impacted by general economic and industrial growth, plastic resin availability and affordability, and general industrial production. Our business has both geographic and end market diversity, which reduces the effect of any one of these factors on our overall performance. Our results are affected by our ability pass through raw material cost changes to our customers, improve manufacturing productivity and adapt to volume changes of our customers. We seek to improve our overall profitability by implementing cost reduction programs for our manufacturing, selling and general and administrative expenses. Looking forward to the second fiscal quarter of 2013, we believe overall economic activity will continue to remain sluggish, but modestly positive. Despite the headwinds we will be facing and assuming volumes are in line with GDP forecasts of 2%, we anticipate profitability, as defined as adjusted EBITDA less pro forma adjustments, will improve versus the second fiscal quarter of 2012.

Recent Developments

Initial Public Offering

In October 2012, the company completed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. In conjunction with the initial public offering the company executed a 12.25 for one stock split of the company’s common stock. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. Transaction fees totaling $33 million were included in Paid-in capital on the Consolidated Balance Sheets. Proceeds, net of transaction fees, of $438 million and cash from operations were used to repurchase $455 million of 11% Senior Subordinated Notes due September 2016. As part of the repurchase the company paid premiums of $13 million and wrote-off $3 million of deferred financing fees.

Incremental Term Loan

In February 2013, the company entered into an incremental assumption agreement to increase the commitments under Berry Plastics Corporation’s existing term loan credit agreement by $1.4 billion. Berry Plastics Corporation borrowed loans in an aggregate principal amount equal to the full amount of the commitments on such date. The incremental term loans bear interest at LIBOR plus 2.50% per annum with a LIBOR floor of 1.00%, mature in February 2020 and are subject to customary amortization. The proceeds from the incremental term loan, in addition to borrowings under the revolving credit facility, were used to (a) satisfy and discharge all of Berry Plastics Corporation’s outstanding (i) Second Priority Senior Secured Floating Rate Notes due 2014, (ii) First Priority Senior Secured Floating Rate Notes due 2015, (iii) 10 1/4% Senior Subordinated Notes due 2016 and (iv) 8 1/4% First Priority Senior Secured Notes due 2015, which, in each case, were called for redemption in February 2013 and the related indentures and (b) pay related fees and expenses. The company recognized a $48 million loss on extinguishment of debt related to this debt refinancing.

Interest expense would have decreased approximately $88 million for the last twelve months ended December 29, 2012 if our initial public offering and this debt refinancing had occurred at the beginning of the period. See “Summary Historical Consolidated Financial Data.”

Interest Rate Swap

In February 2013, the company entered into an interest rate swap transaction to protect $1 billion of outstanding variable rate term loan debt from future interest rate volatility. The agreement swaps the greater of a three-month variable LIBOR contract or 1.00% for a fixed three-year rate of 2.355%, with an effective date in May 2016 and expiration in May 2019. The counterparty to the agreement is a financial institution. The company will record changes in fair value in Accumulated Other Comprehensive Income. A 0.25% change in LIBOR would not have a material impact on the fair value of the interest rate swaps.

Tax Receivable Agreement

In connection with our initial public offering, the company entered into an income tax receivable agreement that provides for the payment to pre-initial public offering stockholders, option holders and holders of our stock appreciation rights, 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that are actually realized (or are deemed to be realized in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to the initial public offering. The company expects to pay between $300 million and $350 million in cash related to this agreement. This range is based on the company’s assumptions using various items, including valuation analysis and current tax law. Upon the effective date of the income tax receivable agreement, the company recorded an initial obligation of $300 million ($123 million in Accrued expenses and $177 million in Other long-term liabilities), which is recognized as a reduction of Paid-in capital on the Consolidated Balance Sheet as of December 29, 2012. Changes in the recorded net deferred income tax assets will result in changes in the income tax receivable agreement obligation, and such changes will be recorded as Other expense (income) in the Consolidated Statement of Operations. Payments under the income tax receivable agreement are not conditioned upon the parties’ continued ownership of the company’s equity.

Redeemable Common Stock

As of September 29, 2012, the company had entered into agreements with former employees that required the company to redeem their common stock at pre-determined dates. Historical redemption of this redeemable common stock was based on the fair value of the redeemable common stock on the fixed redemption date. This redeemable common stock was recorded at its fair value in temporary equity and changes in the fair value were recorded in additional paid in capital each period. Upon completion of the initial public offering in October 2012, the redemption requirement terminated resulting in the company reclassifying the shares into equity on the Consolidated Balance Sheet.

BP Parallel Investments

In December 2012, BP Parallel, LLC (“BP Parallel”), a non-guarantor subsidiary of the company, invested $21 million to purchase assignments of $21 million of our senior unsecured term loan during the quarter ended December 29, 2012. The purchase did not result in a gain or loss.

Acquisitions

We have a long history of acquiring and integrating companies. We maintain an opportunistic acquisition strategy, which is focused on improving our long-term financial performance, enhancing our market positions and expanding our product lines or, in some cases, providing us with a new or complementary product line. In our acquisitions, we seek to obtain businesses for attractive post-synergy multiples, creating value for our stockholders from synergy realization, leveraging the acquired products across our customer base, creating new platforms for future growth, and assuming best practices from the businesses we acquire.

The company has included the expected benefits of acquisition integrations within our unrealized synergies, which are in turn recognized in earnings after an acquisition has been fully integrated. While the expected benefits on earnings is estimated at the commencement of each transaction, once the execution of the plan and integration occur, we are generally unable to accurately estimate or track what the ultimate effects have been due to system integrations and movements of activities to multiple facilities. As historical business combinations have not allowed us to accurately separate realized synergies compared to what was initially identified, we measure the synergy realization based on the overall segment profitability post integration. In connection with our acquisitions, we have in the past and may in the future incur charges related to reductions and rationalizations.

We also include the expected impact of our restructuring plans within our unrealized synergies which are in turn recognized in earnings after the restructuring plans are completed. While the expected benefits on earnings is estimated at the commencement of each plan, due to the nature of the matters we are generally unable to accurately estimate or track what the ultimate effects have been due to movements of activities to multiple facilities.

Financial Statement Presentation

The following paragraphs provide a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

Net Sales

Net sales represent gross sales less deductions taken for sales returns and allowances, sales term discounts and incentive rebates programs.

Cost of Sales

Cost of sales includes all costs of manufacturing to bring a product to its sale condition. Such costs include direct and indirect materials, direct and indirect labor costs, including fringe benefits, supplies, utilities, depreciation, insurance, pension and postretirement benefits, and other manufacturing related costs. The largest component of our costs of sales is the cost of materials, and the most significant component of this is plastic resin.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily include sales and marketing, finance and administration, research and development and information technology costs. Our major cost elements include salary and wages, fringe benefits, travel and information technology costs.

Amortization expense

Amortization expense includes the amortization of the company’s definite lived intangible assets.

Restructuring and impairment charges

Restructuring and impairment charges include severance, non-cash impairment charges and other expenses associated with the company’s facility rationalization programs and also includes non-cash impairment charges for goodwill impairments.

Other operating expenses

Other operating expenses primarily consists of management fees to our sponsors, acquisition integration expenses and transaction costs associated with acquisitions.

Other expense (income)

Other expense (income) primarily consists of gains or losses on the extinguishment of debt and the changes in the fair value of any derivative instruments.

Interest expense

Interest expense represents the cash and non-cash interest for all of the company’s outstanding indebtedness.

Comparison of the Quarterly Period Ended December 29, 2012 (the “Quarter”) and the Quarterly Period Ended December 31, 2011 (the “Prior Quarter”)

Net Sales. Net sales decreased from $1,137 million in the Prior Quarter to $1,072 million in the Quarter. This decrease is primarily attributed to lower selling prices of 6% as a result of lower plastic resin costs noted above. The following discussion in this section provides a comparison of net sales by business segment.

	Quarterly Period Ended
	December 29, 2012	December 31, 2011	$ Change	% Change
Net sales:
Rigid Open Top	$259	$287	$(28)	(10%)
Rigid Closed Top	313	347	(34)	(10%)

Rigid Packaging	$572	$634	$(62)	(10%)
Engineered Materials	325	328	(3)	(1%)
Flexible Packaging	175	175	—	—

Total net sales	$1,072	$1,137	$(65)	(6%)

Net sales in the Rigid Open Top business decreased from $287 million in the Prior Quarter to $259 million in the Quarter as a result of net selling price decreases of 11% due to lower resin costs partially offset by volume growth of 1%. Net sales in the Rigid Closed Top business decreased from $347 million in the Prior Quarter to $313 million in the Quarter as a result of net selling price decreases of 7% due to lower resin costs and a volume decline of 3%. The volume decline is primarily attributed to general market softness. The Engineered Materials business net sales decreased from $328 million in the Prior Quarter to $325 million in the Quarter as a result of net selling price decreases of 1% due to lower resin costs. Net sales in the Flexible Packaging business was $175 million in the Prior Quarter and the Quarter as a result of volume growth of 2% offset by net selling price decreases of 2% due to lower resin costs. The volume improvement is primarily due to a modest share gain in our sealant and barrier film.

Operating Income. Operating income increased from $29 million (3% of net sales) in Prior Quarter to $68 million (6% of net sales) in Quarter. This increase is primarily attributed to $2 million from the relationship of net selling price to raw material costs, $2 million decrease in depreciation expense, $2 million decrease in amortization expense, $13 million decrease in business integration and impairment charges, $8 million of improved manufacturing efficiencies, $1 million from acquisitions and a non-cash impairment charge of $17 million in Prior Quarter partially offset by $1 million from volume declines described above, $7 million of increased selling, general and administrative expenses due to increased spending to accelerate future organic growth. The operating loss from Prior Quarter divestiture includes a non-cash impairment charge of $17 million. The following discussion in this section provides a comparison of operating income by business segment.

	Quarterly Period Ended
	December 29, 2012	December 31, 2011	$ Change	% Change
Operating income (loss):
Rigid Open Top	$27	$31	$(4)	(13%)
Rigid Closed Top	18	3	15	500%

Rigid Packaging	$45	$34	$11	32%
Engineered Materials	24	2	22	1,100%
Flexible Packaging	(1)	(7)	6	86%

Total operating income	$68	$29	$39	134%

Operating income for the Rigid Open Top business decreased from $31 million (11% of net sales) in Prior Quarter to $27 million (10% of net sales) in Quarter. This decrease is primarily attributed to a $4 million decline in the relationship of net selling price to raw material costs and $2 million increase of selling, general and administrative expenses partially offset by an improvement in manufacturing efficiencies of $2 million. Operating income for the Rigid Closed Top business increased from $3 million (1% of net sales) in Prior Quarter to $18 million (6% of net sales) in Quarter. This increase is primarily attributed to a $11 million decline in business integration expenses, $3 million improvement in the relationship of net selling price to raw material costs, $3 million reduction of depreciation and amortization expense, $1 million of improved operating performance in manufacturing partially offset by $2 million increase in selling, general and administrative expenses and $1 million from volume declines described above. Operating income for the Engineered Materials business improved from $2 million (1% of net sales) in Prior Quarter to $24 million (7% of net sales) Quarter. This increase is primarily attributed to a $17 million non-cash impairment in Prior Quarter, $1 million from acquisitions, $4 million improvement in the relationship of net selling price to raw material costs, $4 million of improved operating performance in manufacturing partially offset by $4 million increase in business integration $1 million increase in selling, general and administrative expenses. Operating loss for the Flexible Packaging business improved from a loss of $7 million (-4% of net sales) in Prior Quarter to a loss of $1 million (-1% of net sales) in Quarter. This improvement is primarily attributed to a $5 million reduction of business integration expense, $1 million reduction of depreciation and amortization expense, and a $2 million improvement in manufacturing efficiencies partially offset by $1 million decline in the relationship of net selling price to raw material costs and $1 million increase of selling, general and administrative expenses.

Debt Extinguishment. Debt extinguishment was $16 million during the Quarter. These were related to loss on extinguishment of debt attributed to $3 million of write-off of deferred fees and $13 million of premiums paid related to the debt extinguishment of the company’s 11% Senior Subordinated Notes during the Quarter.

Other Income. Other income decreased from $4 million in the Prior Quarter to $3 million in the Quarter. The change is primarily related to the change in the fair value of derivative instruments.

Interest Expense. Interest expense decreased from $83 million in the Prior Quarter to $70 million in the Quarter primarily as the result of the debt extinguishment of the company’s 11% Senior Subordinated Notes.

Income Tax Benefit. For the Quarter, we recorded an income tax benefit of $5 million or an effective tax rate of 33% compared to an income tax benefit of $19 million or an effective tax rate of 38% in the Prior Quarter. The effective tax rate for the Quarter is impacted by the relative impact of discrete items.

Net Loss. Net loss improved from $31 million in the Prior Quarter to $10 million in the Quarter for the reasons discussed above.

Discussion of Results of Operations for Fiscal 2012 Compared to Fiscal 2011

Net Sales. Net sales increased from $4,561 million in fiscal 2011 to $4,766 million in fiscal 2012. This increase is primarily attributed to net sales from acquired businesses of 10% partially offset by a volume decline of 6%. The following discussion in this section provides a comparison of net sales by business segment.

	Fiscal Year
	2012	2011	$ Change	% Change
Net sales:
Rigid Open Top	$1,229	$1,261	$(32)	(3%)
Rigid Closed Top	1,438	1,053	385	37%

Rigid Packaging	$2,667	$2,314	$353	15%
Engineered Materials	1,362	1,451	(89)	(6%)
Flexible Packaging	737	796	(59)	(7%)

Total net sales	$4,766	$4,561	$205	4%

Net sales in the Rigid Open Top business decreased from $1,261 million in fiscal 2011 to $1,229 million in fiscal 2012 as a result of a volume decline of 4% partially offset by a net selling price increases of 1%. The volume decline is primarily attributed to the company pursuing a strategy to improve profitability in products with historically lower margins. Net sales in the Rigid Closed Top business increased from $1,053 million in fiscal 2011 to $1,438 million in fiscal 2012 primarily as a result of net sales attributed to the Rexam SBC acquisition of 41% partially offset by a volume decline of 4%. The volume decline is primarily attributed to general market softness. The Engineered Materials business net sales decreased from $1,451 million in fiscal 2011 to $1,362 million in fiscal 2012 as a result of a volume decline of 8% partially offset by net selling price increases of 1% and net sales from acquired businesses of 1%. The volume decline is primarily attributed to a decrease in sales volumes due to the strategy we implemented in fiscal 2011 to improve profitability in products with historically lower margins. Net sales in the Flexible Packaging business decreased from $796 million in fiscal 2011 to $737 million in fiscal 2012 as a result of a volume decline of 10% partially offset by 3% net selling price increases. The volume decline is primarily due to a decrease in sales volumes due to the strategy implemented in fiscal 2011 discussed above.

Operating Income. Operating income increased from $42 million (1% of net sales) in fiscal 2011 to $325 million (7% of net sales) in fiscal 2012. This increase, excluding the impact from acquisitions, is primarily attributed to $59 million from the relationship of net selling price to raw material costs, $29 million decrease of depreciation expense, $11 million decrease in amortization expense, $188 million decrease in business integration and impairment charges, and $35 million of improved manufacturing efficiencies partially offset by $27 million from volume declines described above, $4 million of increased selling, general and administrative expenses and $8 million of operating loss from acquisitions. The operating income from acquisitions for periods without comparable prior year activity was negative $8 million which includes $29 million of selling, general and administrative expenses, $28 million of business integration expenses, $37 million of depreciation expense and $14 million of amortization expense. The following discussion in this section provides a comparison of operating income by business segment.

	Fiscal Year
	2012	2011	$ Change	% Change
Operating income (loss):
Rigid Open Top	$159	$155	$4	3%
Rigid Closed Top	95	77	18	23%

Rigid Packaging	$254	$232	$22	9%
Engineered Materials	70	(71)	141	199%
Flexible Packaging	1	(119)	120	101%

Total operating income	$325	$42	$283	674%

Operating income for the Rigid Open Top business increased from $155 million (12% of net sales) in fiscal 2011 to $159 million (13% of net sales) in fiscal 2012. This increase is primarily attributed to a $26 million improvement in the relationship of net selling price to raw material costs and $12 million reduction of depreciation and amortization expense partially offset by a decline in manufacturing efficiencies of $6 million, $17 million increase in business integration expenses, volume declines described above of $7 million and $4 million increase of selling, general and administrative expenses. Operating income for the Rigid Closed Top business increased from $77 million (7% of net sales) in fiscal 2011 to $95 million (7% of net sales) in fiscal 2012. This increase is primarily attributed to a $28 million increase of manufacturing efficiencies, $5 million reduction of selling, general and administrative expense, $4 million from acquisition volume and $9 million reduction of depreciation and amortization expense partially offset by $2 million decrease in the relationship of net selling price to raw material costs, $9 million from the volume decline described above and $17 million of increased business integration expense. Operating income for the Engineered Materials business improved from a loss of $71 million (-5% of net sales) in fiscal 2011 to $70 million (5% of net sales) in fiscal 2012. This increase is primarily attributed to a $18 million improvement in the relationship of net selling price to raw material costs, $14 million of improved operating performance in manufacturing, $4 million reduction of depreciation and amortization expense and $127 million decrease in business integration and impairment charges partially offset by $8 million of volume decline described above, $12 million loss from acquisition volume and $2 million increase in selling, general and administrative expenses. Operating loss for the Flexible Packaging business improved from a loss of $119 million (-15% of net sales) in fiscal 2011 to $1 million (0% of net sales) in fiscal 2012. This improvement is primarily attributed to a $17 million improvement in the relationship of net selling price to raw material costs, $96 million reduction of business integration and impairment charges and $16 million reduction of depreciation and amortization expense partially offset by $4 million from the volume decline described above, $4 million increase of selling, general and administrative expense, and a $1 million decline in manufacturing efficiencies.

Other Expense (Income) Net. Other expense (income) improved from expense of $61 million in fiscal 2011 to income of $7 million in fiscal 2012. Fiscal 2011 other expense is primarily related to the loss on extinguishment of debt of $68 million attributed to the write-off of deferred fees, debt discount and the premiums paid related to the debt extinguishment of the company’s 8 7/8% Second Priority Senior Secured Notes partially offset by a gain attributed to the fair value adjustment for our interest rate swaps. The fiscal 2012 other income is primarily a contract settlement.

Interest Expense, Net. Interest expense increased slightly from $327 million in fiscal 2011 to $328 million in fiscal 2012.

Income Tax Expense (Benefit). Fiscal 2012, we recorded an income tax expense of $2 million or an effective tax rate of 50% compared to an income tax benefit of $47 million or an effective tax rate of 14% in fiscal 2011 due to the relative impact of permanent items on the pre-tax income and establishment of valuation allowance for certain foreign losses where benefits are not expected to be realized.

Net Income (Loss). Net income (loss) improved from a net loss of $299 million in fiscal 2011 to net income of $2 million in fiscal 2012 for the reasons discussed above.

Discussion of Results of Operations for Fiscal 2011 Compared to Fiscal 2010

Net Sales. Net sales increased to $4,561 million for fiscal 2011 from $4,257 million for fiscal 2010. This increase is primarily attributed to (1) increased selling prices of 9% as a result of higher plastic resin costs as noted in the “Raw Material Trends” section above and the company pursuing a strategy to improve product profitability in markets with historically lower margins and (2) acquisition volume growth of 5% partially offset by a base volume decline of 7%. The following discussion in this section provides a comparison of net sales by business segment.

	Fiscal Year
(in millions)	2011	2010	$ Change	% Change
Net sales:
Rigid Open Top	$1,261	$1,160	$101	9%
Rigid Closed Top	1,053	970	83	9%

Rigid Packaging	$2,314	$2,130	$184	9%
Engineered Materials	1,451	1,457	(6)	0%
Flexible Packaging	796	670	126	19%

Total net sales	$4,561	$4,257	$304	7%

Net sales in the Rigid Open Top business increased from $1,160 million in fiscal 2010 to $1,261 million in fiscal 2011 as a result of net selling price increases of 10% due to the factors noted above and acquisition growth attributed to Superfos Packaging, Inc. of 1% partially offset by a base volume decline. The base volume decline is primarily attributed to a decrease in sales volumes in various container products due to market softness partially offset by continued volume growth in thermoforming drink cups as capital investments from prior periods provided additional capacity. Net sales in the Rigid Closed Top business increased from $970 million in fiscal 2010 to $1,053 million in fiscal 2011 as a result of net selling price increases of 6% due to the factors noted above and acquisition volume growth attributed to Rexam SBC of 4% partially offset by a base volume decline. The base volume decline is primarily attributed to a decrease in sales volumes in closures and tubes due to softness in the personal care market. Net sales in the Engineered Materials business decreased from $1,457 million in fiscal 2010 to $1,451 million in fiscal 2011 as a result of a base volume decline of 11% partially offset by acquisition volume growth attributed to Pliant Corporation (“Pliant”) and Filmco of 3% and net selling price increases of 8% due to the factors listed above. The base volume decline is primarily attributed to a decrease in sales volumes in bags, sheeting, institutional can liners and stretch film. The bags and sheeting decreases were primarily due to the loss of the private label Wal-Mart waste bag business and our decision to exit certain sheeting businesses during fiscal 2010. The declines in institutional can liners and stretch film were primarily attributed to the company strategically addressing products with profitability that was lower than the value we believed our product provided to our customers. Net sales in the Flexible Packaging business increased from $670 million in fiscal 2010 to $796 million in fiscal 2011 primarily as a result of net selling price increases of 13% due to the factors listed above and acquisition growth attributed to Pliant of 19% partially offset by a base volume decline of 13%. The base volume decline is primarily attributed to a decrease in sales volumes in personal care films and barrier films. These declines were primarily attributed to the company strategically addressing products with profitability that was lower than the value we believed our products provided to our customers.

Operating Income. Operating income decreased from $124 million in fiscal 2010 to $42 million in fiscal 2011. This decrease is primarily attributed to a $165 million non-cash goodwill impairment, $11 million increase integration and business optimization expenses excluding acquisition activity for periods without comparable prior year activity, $15 million increase in depreciation expense excluding acquisition activity for periods without comparable prior year activity and $13 million from base volume decline described above partially offset by $61 million from the relationship of net selling price to raw material costs, $5 million decrease in amortization expense excluding acquisition activity for periods without comparable prior year activity, $9 million of operating income from acquisitions for periods without comparable prior year activity and $48 million of improved operating performance. The operating income from acquisition for periods without comparable prior year activity includes $2 million of selling, general and administrative expenses and $4 million of amortization expense. The following discussion in this section provides a comparison of operating income by business segment.

	Fiscal Year
(in millions)	2011	2010	$ Change	% Change
Operating income (loss):
Rigid Open Top	$155	$124	$31	25%
Rigid Closed Top	77	73	4	5%

Rigid Packaging	$232	$197	$35	18%
Engineered Materials	(71)	4	(75)	(1,875%)
Flexible Packaging	(119)	(77)	(42)	(55%)

Total operating income	$42	$124	$(82)	(66%)

Operating income for the Rigid Open Top business increased from $124 million (11% of net sales) for fiscal 2010 to $155 (12% of net sales) million in fiscal 2011. This increase is primarily attributed to $19 million of improved operating performance in manufacturing, $22 million from the relationship of net selling price to raw material costs and $4 million reduction of business optimization expense partially offset by $9 million of higher selling, general and administrative expenses and $9 million of higher depreciation and amortization expense. Operating income for the Rigid Closed Top business increased from $73 million (8% of net sales) for fiscal 2010 to $77 million (7% of net sales) in fiscal 2011. This increase is primarily attributed to $16 million of improved operating performance in manufacturing partially offset by a $2 million negative relationship of net selling price to raw material costs, $3 million of higher selling, general and administrative costs, $5 million increase in restructuring costs and $4 million decline from base volume partially offset by $4 million of operating income from acquisitions. Engineered Materials operating income declined from $4 million (0% of net sales) of operating income for fiscal 2010 to $71 million (negative 5% of net sales) of operating loss in fiscal 2011. This decline is primarily attributed to an $88 million non-cash goodwill impairment charge in fiscal 2011, $11 million increase of integration and business optimization costs and $2 million from base volume decline described above as the majority of the segment’s costs are variable partially offset by $12 million of improved operating performance, $9 million improvement from the relationship of net selling price to raw material costs, $6 million of lower selling, general and administrative expenses. Operating loss for the Flexible Packaging business increased from $77 million (negative 11% of net sales) for fiscal 2010 to $119 million (negative 15% of net sales) in fiscal 2011. This increase is primarily attributed to a $77 million non-cash goodwill impairment charge in fiscal 2011 and $7 million from base volume decline partially offset by $1 million of improved operating performance, $32 million improvement in the relationship of net selling price to raw material costs, $5 million from acquisitions and $4 million of lower selling, general and administrative expenses.

Other Expense (Income), Net. Other expense of $61 million recorded in fiscal 2011 is primarily attributed to a $68 million loss on extinguishment of debt attributed to the write-off of $14 million of deferred financing fees,

$17 million of non-cash debt discount and $37 million of premiums paid related to the debt extinguishment of the company’s 8- 7/8% Second Priority Senior Secured Notes. Other income recorded in fiscal 2010 is primarily attributed to a $13 million gain related to the repurchase of debt and a $13 million gain attributed to the fair value adjustment for our interest rate swaps. See footnote 3 to the Consolidated Financial Statements for further discussion on debt repurchases and footnote 4 to the Consolidated Financial Statements for further discussion of financial instruments and fair value measurements.

Interest Expense. Interest expense increased from $313 million in fiscal 2010 to $327 million in fiscal 2011 primarily as a result of increased borrowings to fund acquisitions.

Income Tax Benefit. For fiscal 2011, we recorded an income tax benefit of $47 million or an effective tax rate of 14% compared to an income tax benefit of $49 million or an effective tax rate of 30% in fiscal 2010. The effective tax rate is less than the statutory rate primarily attributed to the non-cash goodwill impairment charge in fiscal 2011 which is not tax deductible and the establishment of a valuation allowance for certain foreign operating losses where the benefits are not expected to be realized.

Net Loss. Net loss was $299 million for fiscal 2011 compared to $113 million for fiscal 2010 for the reasons discussed above.

Income Tax Matters

The company had unused United States federal operating loss carryforwards to offset future taxable income of $911 million which begin to expire in 2026 through 2031. As of fiscal year end 2012, the company had foreign net operating loss carryforwards of $129 million, which will be available to offset future taxable income. Alternative minimum tax credit carryforwards of $9 million are available to the company indefinitely to reduce future years’ U.S. federal income taxes. The net operating losses are subject to an annual limitation under guidance from the Internal Revenue Code, however the annual limitation is in excess of the net operating loss, so effectively no limitation exists. As part of the effective tax rate calculation, if we determine that a deferred tax asset arising from temporary differences is not likely to be utilized, we will establish a valuation allowance against that asset to record it at its expected realizable value. The company has not provided a valuation allowance on its net federal net operating loss carryforwards in the United States because it has determined that future reversals of its temporary taxable differences will occur in the same periods and are of the same nature as the temporary differences giving rise to the deferred tax assets. Our valuation allowance against deferred tax assets was $51 million and $43 million at the end of fiscal 2012 and 2011, respectively, related to certain foreign and state operating loss carryforwards.

Liquidity and Capital Resources

Berry Plastics Corporation Senior Secured Credit Facility

The company’s senior secured credit facilities consist of a $1,200 million term loan (the “original term loan”), a $1,400 million term loan (the “additional term loan”) and $650 million asset based revolving line of credit (“Credit Facility”). The original term loan matures in April 2015, the additional term loan matures in February 2020 and the revolving line of credit matures in June 2016, subject to certain conditions. The availability under the revolving line of credit is the lesser of $650 million or based on a defined borrowing base which is calculated based on available accounts receivable and inventory. The revolving line of credit allows up to $130 million of letters of credit to be issued instead of borrowings under the revolving line of credit. At December 29, 2012, the company had $44 million outstanding on the revolving credit facility, $48 million outstanding letters of credit and a $145 million borrowing base reserve providing unused borrowing capacity of $413 million under the revolving line of credit. The company was in compliance with all covenants as of December 29, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Our fixed charge coverage ratio, as defined in the revolving credit facility, is calculated based on a numerator consisting of Adjusted EBITDA less pro forma adjustments, income taxes paid in cash and capital expenditures, and a denominator consisting of scheduled principal payments in respect of indebtedness for borrowed money, interest expense and certain distributions. We are obligated to sustain a minimum fixed charge coverage ratio of 1.0 to 1.0 under the revolving credit facility at any time when the aggregate unused capacity under the revolving credit facility is less than 10% of the lesser of the revolving credit facility commitments and the borrowing base (and for 10 business days following the date upon which availability exceeds such threshold) or during the continuation of an event of default. At December 29, 2012, the company had unused borrowing capacity of $413 million under the revolving credit facility and thus was not subject to the minimum fixed charge coverage ratio covenant. Our fixed charge ratio was 1.7 to 1.0 at December 29, 2012.

Despite not having financial maintenance covenants, our debt agreements contain certain negative covenants. The failure to comply with these negative covenants could restrict our ability to incur additional indebtedness, effect acquisitions, enter into certain significant business combinations, make distributions or redeem indebtedness. The term loan facility contains a negative covenant first lien secured leverage ratio covenant of 4.0 to 1.0 on a pro forma basis for a proposed transaction, such as an acquisition or incurrence of additional first lien debt. Our first lien secured leverage ratio was 2.8 to 1.0 at December 29, 2012.

A key financial metric utilized in the calculation of the first lien leverage ratio is Adjusted EBITDA as defined in the company’s senior secured credit facilities. The following table reconciles our Adjusted EBITDA for fiscal 2012 and the four quarters and quarterly period ended December 29, 2012 to net income (loss):

		December 29, 2012
	Fiscal 2012	Four Quarters Ended	Quarterly Period Ended
Adjusted EBITDA	803	$812	$176
Net interest expense	(328)	(315)	(70)
Depreciation and amortization	(355)	(353)	(87)
Income tax benefit (expense)	(2)	(16)	5
Business optimization and other expense	(53)	(44)	(10)
Restructuring and impairment	(31)	(13)	(5)
Extinguishment of debt	—	(16)	(16)
Pro forma acquisitions	(6)	(6)	—
Unrealized cost savings	(26)	(26)	(3)

Net income (loss)	2	$23	$(10)

		December 29, 2012
	Fiscal 2012	Four Quarters Ended	Quarterly Period Ended
Cash flow from operating activities	479	$477	$87
Net additions to property, plant, and equipment	(200)	(206)	(43)

Adjusted free cash flow	279	$271	$44

Cash flow from investing activities	(255)	(281)	(63)
Cash flow from financing activities	(179)	(193)	(79)

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under the terms of the Credit Facility, management believes the adjustments described above are in accordance with the covenants in the Credit Facility. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income (loss) or other measures as determined in accordance with GAAP.

In addition, other companies in our industry or across different industries may calculate bank covenants and related definitions differently than we do, limiting the usefulness of our calculation of Adjusted EBITDA as a comparative measure.

Contractual Obligations and Off Balance Sheet Transactions

Our contractual cash obligations at the end of fiscal 2012, giving effect to our initial public offering in October 2012 and the debt restructuring we completed in February 2013, are summarized in the following table.

	Payments due by period as of the end of fiscal 2012
	Total	< 1 year	1-3 years	4-5 years	> 5 years
Long-term debt, excluding capital leases	$3,964	$23	$1,189	$115	$2,637
Capital leases(a)	104	30	50	17	7
Fixed interest rate payments(b)	1,109	170	256	319	364
Variable interest rate payments(c)	293	52	136	47	58
Operating leases	289	46	68	56	119
Funding of pension and other postretirement obligations(d)	8	8	—	—	—

Total contractual cash obligations	$5,767	$329	$1,699	$554	$3,185

(a)	Includes anticipated interest of $17 million over the life of the capital leases.
(b)	Includes variable rate debt subject to interest rate swap agreements.
(c)	Based on applicable interest rates in effect end of fiscal 2012.
(d)	Pension and other postretirement contributions have been included in the above table for the next year. The amount is the estimated contributions to our defined benefit plans. The assumptions used by the actuary in calculating the projection includes weighted average return on pension assets of approximately 8% for 2012. The estimation may vary based on the actual return on our plan assets. See Note 9 to the Consolidated or Combined Financial Statements including in this prospectus under “Index to Consolidated Financial Statements” for more information on these obligations.

Cash Flows from Operating Activities

Net cash provided by operating activities decreased from $89 million in the Prior Quarter to $87 million in the Quarter. The change is primarily attributed to additional working capital partially offset by improved operating performance.

Net cash from operating activities was $479 million for fiscal 2012 compared to $327 million of cash flows provided by operating activities for fiscal 2011. The change is primarily the result of improved profitability, excluding non-cash charges.

Net cash provided by operating activities was $327 million for fiscal 2011 compared to $112 million of cash flows provided by operating activities for fiscal 2010. The change is primarily the result of an improvement in working capital and improved profitability, excluding non-cash charges.

Cash Flows from Investing Activities

Net cash used in investing activities increased from $37 million in the Prior Quarter to $63 million in the Quarter primarily as a result of acquisition of Prime. Our capital expenditures are forecasted at $230 million for fiscal 2013 and will be funded from cash flows from operating activities and existing liquidity.

Net cash used for investing activities was $255 million for fiscal 2012 compared to net cash used of $523 million for fiscal 2011. The change is primarily a result of the acquisitions in fiscal 2011 partially offset by higher capital expenditures fiscal 2012.

Net cash used for investing activities was $523 million for fiscal 2011 compared to net cash used of $852 million for fiscal 2010. The change is primarily a result of the acquisitions and higher capital spending in fiscal 2010 partially offset by the acquisitions of Rexam SBC and Filmco in fiscal 2011.

Cash Flows from Financing Activities

Net cash used in financing activities was $65 million in the Prior Quarter compared to $79 million in the Quarter. The Quarter change is primarily attributed to proceeds we raised in our initial public offering, which we utilized to repurchase the 11% Senior Subordinated Notes. In the Prior Quarter, we made $65 million of payments against our outstanding debt obligation.

Net cash used for financing activities was $179 million for fiscal 2012 compared to $90 million of cash provided by financing activities for fiscal 2011. This change is primarily attributed to the net cash used for repayment of the revolving line of credit in fiscal 2012.

Net cash provided by financing activities was $90 million for fiscal 2011 compared to net cash provided by financing activities of $878 million for fiscal 2010. This change is primarily attributed to the issuance of the 9- 3/4% Second Priority Notes in fiscal 2010 partially offset by borrowing on the existing line of credit to fund the Rexam SBC acquisition in fiscal 2011.

In connection with the initial public offering, we entered into an income tax receivable agreement that will provide for the payment by us to our existing stockholders, option holders and holders of our stock appreciation rights of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that we actually realize (or are deemed to realize in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to this offering. We expect to pay between $300 and $350 million in cash related to this agreement, based on our current taxable income estimates, and will record a liability on our consolidated balance sheet for 85% of our net operating losses. We do not expect material payments related to this agreement to occur during fiscal 2013.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our senior secured credit facilities, will be adequate to meet our short-term liquidity needs over the next twelve months. We base such belief on historical experience and the funds available under the senior secured credit facility. In addition we believe that we have the business strategy and resources to generate free cash flow from operations in the long term. We do not expect this free cash flow to be sufficient to cover all long-term debt obligations and intend to refinance these obligations prior to maturity. However, we cannot predict our future results of operations and our ability to meet our obligations involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors.” In particular, increases in the cost of resin which we are unable to pass through to our customers on a timely basis or significant acquisitions could severely impact our liquidity. At the end of fiscal 2012, our cash balance was $87 million, and we had unused borrowing capacity of $426 million under our revolving line of credit.

Critical Accounting Policies and Estimates

We disclose those accounting policies that we consider to be significant in determining the amounts to be utilized for communicating our consolidated financial position, results of operations and cash flows in the first note to our consolidated financial statements included elsewhere herein. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results are likely to differ from these estimates, but management does not believe such differences will materially affect our financial position or results of operations. We believe that the following accounting policies are the most critical because they have the greatest impact on the presentation of our financial condition and results of operations.

Revenue Recognition. Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass to the customer (either when the products reach the free-on-board shipping point or destination depending on the contractual terms), there is persuasive evidence of an arrangement, the sales price is fixed and determinable and collection is reasonably assured.

Accrued Rebates. We offer various rebates to our customers in exchange for their purchases. These rebate programs are individually negotiated with our customers and contain a variety of different terms and conditions. Certain rebates are calculated as flat percentages of purchases, while others include tiered volume incentives. These rebates may be payable monthly, quarterly, or annually. The calculation of the accrued rebate balance involves significant management estimates, especially where the terms of the rebate involve tiered volume levels that require estimates of expected annual sales. These provisions are based on estimates derived from current program requirements and historical experience. We use all available information when calculating these reserves. Our accrual for customer rebates was $68 and $60 as of the end of fiscal 2012 and 2011, respectively.

Impairments of Long-Lived Assets. In accordance with the guidance from the FASB for the impairment or disposal of long-lived assets we review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. We recognized non-cash asset impairment of long-lived assets of $20 million, $35 million and $19 million in fiscal 2012, 2011 and 2010, respectively.

Goodwill and Other Indefinite Lived Intangible Assets. We are required to perform a review for impairment of goodwill and other indefinite lived intangibles to evaluate whether events and circumstances have occurred that may indicate a potential impairment, or on an annual basis. Goodwill is measured to determine if the carrying value of the reporting unit exceeds its fair value on an annual basis, and if any potential impairment is warranted at a Step 2 test level. Other indefinite lived intangibles are considered to be impaired if the carrying value exceeds the fair value.

In accordance with our policy, we completed our most recent annual evaluation for impairment of goodwill as of the first day of the fourth fiscal quarter of 2012. We utilized a six year discounted cash flow analysis with a terminal year in combination with a comparable company market approach to determine the fair value of our reporting units. At the end of fiscal 2012, we had four operating segments, Rigid Open Top, Rigid Closed Top (collectively Rigid Packaging), Engineered Materials and Flexible Packaging. For purposes of conducting our annual goodwill impairment test, we have determined that we have five reporting units, Rigid Open Top, Rigid Closed Top, Engineered Films, Flexible Packaging and Tapes. Engineered Films and Tapes operations comprise the Engineered Materials operating segment. We determined that each of the components within our respective reporting units have similar economic characteristics and therefore should be aggregated and tested at the respective level as one reporting unit. We reached this conclusion because within each of our reporting units, we have similar products and production processes which allow us to share assets and resources across the product lines. We regularly re-align our production equipment and manufacturing facilities in order to take advantage of cost savings opportunities, obtain synergies and create manufacturing efficiencies. In addition, we utilize our research and development centers, design center, tool shops, and graphics center which all provide benefits to each of the reporting units and work on new products that can not only benefit one product line, but can benefit multiple product lines. We also believe that the goodwill is recoverable from the overall operations of the unit given the similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research and development, similar margins and similar distribution methodologies. Our Tapes reporting unit did not have any goodwill until it completed its acquisition of Stopaq in the fourth quarter of fiscal 2012. There were no indicators of impairment in the fourth quarter that required us to perform a test for the recoverability of goodwill.

The company’s goodwill, fair value and carrying value of our reporting units are as follows:

	Fair Value July 1, 2012	Carrying Value July 1, 2012	Goodwill as of September 29, 2012
Rigid Open Top	$2,140	$1,535	$681
Rigid Closed Top	2,485	1,628	832
Engineered Materials	785	354	55
Tapes	345	240	18
Flexible Packaging	580	356	40

			$1,626

In fiscal 2011, we recorded an impairment charge of approximately $165 million related to our operations that are now included in our Engineered Materials and Flexible Packaging reporting units. This impairment was driven by volume declines that we were experiencing in our Flexible Packaging and Engineered Materials operations driven by softness in volumes and strategic decisions by the company to exit non-profitable products across these reporting units along with other products across our entire company. In fiscal 2011, we experienced a base volume declines in our Flexible Packaging and Engineered Materials segments. These volume declines occurred because of a pricing strategy that we implemented in our second fiscal quarter and continued throughout the remainder of fiscal 2011. These price increases drove declines in our overall volumes when comparing fiscal 2011 to fiscal 2010. These declines in net sales volume resulted in an assumed lower sales volume base to grow future earnings during year one through year six of our discounted cash flow model, which resulted in a lower estimated carrying value and ultimately an impairment charge being recognized.

We have completed our annual impairment test for our Open Top, Closed Top, Flexible Packaging and Engineered Materials reporting units, noting no impairment in any of the four reporting units. Our forecasts include overall growth of 3-5% through and including the terminal year, which is 3%. Growth by reporting unit varies from year-to-year between segments. Our Engineered Materials and Flexible Packaging segments both experienced significant growth in 2012. This strong growth in earnings provided significant improvement in our cash flows, was higher than our anticipated results in our prior year impairment tests and will provide a higher base to grow our future operating cash flows. Our Open Top and Closed Top reporting units experienced overall growth rates were higher than our prior year forecasts driven by the successful integration of the Rexam operations in the Closed Top reporting unit and continued operational success in the Open Top reporting unit. Our capital expenditure levels are consistent with the levels that we forecasted in the prior year in the current year. All of our reporting units fair values substantially exceed the carrying value, which we define as the fair value exceeding the carrying value by 30%. A significant decline in our revenue and earnings or a significant decline in the price of common stock could result in an impairment charge in the future. We also performed our annual impairment test for fiscal 2012 of our indefinite lived intangible assets, which primarily relate to our Rigid Packaging business. The cash flow assumptions, growth rates and risks to these cash flows are similar to those used in our analysis to determine the fair value of our combined Rigid Packaging businesses. The annual impairment test did not result in any impairment as the fair value exceeded the carrying value.

Given the uncertainty in economic trends, revenue and earnings growth, the cost of capital and other risk factors discussed under the heading “Risk Factors”, there can be no assurance that when we complete our future annual or other periodic reviews for impairment of goodwill that an additional material impairment charge will not be recorded as a result. In addition, historically we have grown our business by acquiring and integrating companies into our existing operations. We may not, however, achieve the expected benefits of integrating such acquisitions into our business that we anticipated at the time of the transaction or at the time that we performed our annual impairment tests, which may impact the overall recoverability of our goodwill and indefinite lived intangible assets in future periods. We believe based on our current forecasts and estimates that we will not recognize any future impairment charge, but given the current uncertainty in the economic trends, our forecasts and estimates could change quickly and materially in future periods and differ substantially from actual results.

Deferred Taxes and Effective Tax Rates. We estimate the effective tax rates (“ETR”) and associated liabilities or assets for each legal entity of ours in accordance with authoritative guidance. We use tax planning to minimize or defer tax liabilities to future periods. In recording ETRs and related liabilities and assets, we rely upon estimates, which are based upon our interpretation of United States and local tax laws as they apply to our legal entities and our overall tax structure. Audits by local tax jurisdictions, including the United States Government, could yield different interpretations from our own and cause the company to owe more taxes than originally recorded. For interim periods, we accrue our tax provision at the ETR that we expect for the full year. As the actual results from our various businesses vary from our estimates earlier in the year, we adjust the succeeding interim periods’ ETRs to reflect our best estimate for the year-to-date results and for the full year. As part of the ETR, if we determine that a deferred tax asset arising from temporary differences is not likely to be utilized, we will establish a valuation allowance against that asset to record it at its expected realizable value. In multiple foreign jurisdictions, the company believes that it will not generate sufficient future taxable income to realize the related tax benefits. The company has provided a full valuation allowance against its foreign net operating losses included within the deferred tax assets in multiple foreign jurisdictions. The company has not provided a valuation allowance on its federal net operating losses in the United States because it has determined that future reversals of its temporary taxable differences will occur in the same periods and are of the same nature as the temporary differences giving rise to the deferred tax assets. Our valuation allowance against deferred tax assets was $51 million and $43 million as of the end of fiscal 2012 and 2011, respectively.

Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of the company and its consolidated subsidiaries. This is not to suggest that other risk factors such as changes in economic conditions, changes in material costs, our ability to pass through changes in material costs, and others could not materially adversely impact our consolidated financial position, results of operations and cash flows in future periods.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates primarily through our senior secured credit facilities and second priority senior secured notes. Our senior secured credit facilities are comprised of (i) a $1,200 million term loan (the “original term loan”), (ii) a $1,400 million term loan (the “additional term loan”) entered into in February 2013 and (iii) a $650 million revolving credit facility. At December 29, 2012, the company had $44 million outstanding on the revolving credit facility. The net outstanding balance of the term loan was $1,134 million (excluding the additional term loan entered into in February 2013) at December 29, 2012. Borrowings under our senior secured credit facilities bear interest, at our option, at either an alternate base rate or an adjusted LIBOR rate for a one-, two-, three- or six month interest period, or a nine- or twelve-month period, if available to all relevant lenders (or, in the case of the additional term loan, 1.0%, if greater), in each case, plus an applicable margin. The alternate base rate is the greater of (i) in the case of the original term loan and the additional term loan, Credit Suisse’s prime rate or, in the case of our revolving credit facility, Bank of America’s prime rate, (ii) one-half of 1.0% over the weighted average of rates on overnight Federal Funds as published by the Federal Reserve Bank of New York and (iii) in the case of the additional term loan, 2.0%.

At December 29, 2012, the LIBOR rate of 0.36% was applicable to the term loan, first priority senior secured floating rate notes and second priority senior secured floating rate notes. If the LIBOR rate increases 0.25% and 0.50%, we estimate an annual increase in our interest expense of $3 million and $6 million, respectively.

In November 2010, the company entered into two separate interest rate swap transactions to protect $1 billion of the outstanding variable rate term loan debt from future interest rate volatility. The first agreement had a notional amount of $500 and became effective in November 2010. The agreement swaps three month variable LIBOR contracts for a fixed three year rate of 0.8925% and expires in November 2013. The second agreement had a notional amount of $500 and became effective in December 2010. The agreement swaps three month variable LIBOR contracts for a fixed three year rate of 1.0235% and expires in November 2013. The counterparties to these agreements are with global financial institutions. In August 2011, the company began utilizing 1-month LIBOR contracts for the underlying senior secured credit facility. The company’s change in interest rate selection caused the company to lose hedge accounting on both of the interest rate swaps. The company recorded subsequent changes in fair value in the Consolidated Statement of Operations and will amortize the unrealized losses to Interest expense through the end of the respective swap agreements. A .25% change in LIBOR would not have a material impact on the fair value of the interest rate swaps.

In February 2013, the company entered into an interest rate swap transaction to protect $1 billion of outstanding variable rate term loan debt from future interest rate volatility. The agreement swaps the greater of a three-month variable LIBOR contract or 1.00% for a fixed three-year rate of 2.355%, with an effective date in May 2016 and expiration in May 2019. The counterparties to the agreement are financial institutions. The company will record changes in fair value in Accumulated Other Comprehensive Income. A 0.25% change in LIBOR would not have a material impact on the fair value of the interest rate swaps.

Resin Cost Sensitivity

We are exposed to market risk from changes in plastic resin prices that could impact our results of operations and financial condition. Our plastic resin purchasing strategy is to deal with only high-quality, dependable suppliers. We believe that we have maintained strong relationships with these key suppliers and expect that such relationships will continue into the foreseeable future. The resin market is a global market and, based on our experience, we believe that adequate quantities of plastic resins will be available at market prices, but we can give you no assurances as to such availability or the prices thereof. If the price of resin increased or decreased by 5% it would result in a material change to our cost of goods sold.

BUSINESS

General

We are a leading provider of value-added plastic consumer packaging and engineered materials with a 30-year track record of delivering high-quality customized solutions to our customers. Our products utilize our proprietary research and development platform, which includes a continually evolving library of Berry-owned molds, patents, manufacturing techniques and technologies. We sell our solutions predominantly into consumer-oriented end markets, such as food and beverage, healthcare and personal care, which together represented 76% of our sales in the 12 months ended December 29, 2012. We believe our customers look to us for solutions that have high consumer impact in terms of form, function and branding. Representative examples of our products include thermoform drink cups, thin-wall containers, blow-molded bottles, specialty closures, prescription vials, specialty plastic films, adhesives and corrosion protection materials. We have also been one of the most active acquirers of plastic packaging businesses globally, having acquired more than 30 businesses since 1988, including twelve acquisitions completed in the past six years. We believe our focus on delivering unique and customized solutions to our customers and our ability to successfully integrate strategic acquisitions have enabled us to grow at rates in excess of our industry peers, having achieved a compound annual net sales growth rate over the last 12 years of 23%.

We believe that we have created one of the largest product libraries in our industry, allowing us to be a comprehensive solution provider to our customers. We have more than 13,000 customers, which consist of a diverse mix of leading national, mid-sized regional and local specialty businesses. The size and scope of our customer network allow us to introduce new products we develop or acquire to a vast audience that is familiar with, and we believe partial to, our brand. In fiscal year 2012, no single customer represented more than 3% of net sales and our top ten customers represented less than 17% of net sales. We currently supply our customers through 84 strategically located manufacturing facilities throughout the United States (70 locations) and select international locations (14 locations). We believe our manufacturing processes and our ability to leverage our scale to reduce expenses on items, such as raw materials, position us as a low-cost manufacturer relative to our competitors. For example, we believe based on management estimates that we are one of the largest global purchasers of plastic resins, at more than 2.5 billion pounds per year, which gives us both unique insight into this market as well as scale purchasing savings.

We enjoy market leadership positions in many of our markets, with 76% of net sales during the 12 months ended December 29, 2012 in markets in which management estimates we held the #1 or #2 market position. We look to build leadership in markets where we have a strategic angle and can achieve attractive profit margins through technology and design leadership and a competitive cost position such as highly decorated plastic packaging. We believe that our product and technology development capabilities are best-in-class, supported by the newly built Berry Research and Design Center and a network of more than 200 engineers and material scientists. We seek to have our product and technology development efforts provide a meaningful impact on sales. An example of our focused new product development is our thermoform plastic drink cup technology. We identified an unfulfilled need in the market with an opportunity for significant return on invested capital and ultimately introduced the technology to the market in 2001. This product line has grown steadily since introduction and generated $397 million of net sales during the 12 months ended December 29, 2012.

Our success is driven by our more than 15,000 employees. Over the past 30 years, we have developed a culture that incorporates both loyalty to best practices and acceptance of new perspectives, which we have often identified from the companies we have acquired. Our employees hold themselves accountable to exceed the expectations of our customers and to create value for our stakeholders.

We believe the successful execution of our business strategy has enabled us to outperform the growth of our industry over the past decade with Adjusted EBITDA increasing from $80 million in 2000 to $812 million for the 12 months ended December 29, 2012, representing a CAGR of 21%. For the 12 months ended December 29, 2012, Berry had pro forma net sales of $4.7 billion, Adjusted EBITDA of $812 million, net income of

$23 million and Adjusted Free Cash Flow of $271 million. For a reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow to the nearest GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

Acquisitions

STOPAQ®

In June 2012, the company acquired 100% of the shares of Frans Nooren Beheer B.V. and its operating companies (“Stopaq”) for a purchase price of $65 million ($62 million, net of cash acquired). Stopaq is the inventor and manufacturer of patented visco-elastic technologies for use in corrosion prevention, sealing and insulation applications ranging from pipelines to subsea piles to rail and cable joints. The newly added business is operated in our Engineered Materials segment. To finance the purchase, the company used cash on hand and existing credit facilities. The Stopaq acquisition has been accounted for under the purchase method of accounting, and accordingly, the preliminary purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date.

Prime Label

In October 2012, the company acquired 100% of the shares of Prime Label for a purchase price of $20 million. Prime Label is a leader in specialty re-sealable labels, including a patented rigid lens closure system. The newly added business is operated in the company’s Flexible Packaging reporting segment. To finance the purchase, the company used cash on hand and existing credit facilities. The Prime Label acquisition has been accounted for under the purchase method of accounting, and accordingly, the preliminary purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. The company has not finalized the purchase price allocation to the fair value on fixed assets, deferred income taxes, intangibles and is reviewing all the working capital acquired. The company has recognized goodwill on this transaction as a result of expected synergies. A portion of the goodwill will not be deductible for tax purposes.

Recent Developments

Initial Public Offering

In October 2012, the company completed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. In conjunction with the initial public offering the company executed a 12.25 for one stock split of the company’s common stock. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. Transaction fees totaling $33 million were included in Paid-in capital on the Consolidated Balance Sheets. Proceeds, net of transaction fees, of $438 million and cash from operations were used to repurchase $455 million of 11% Senior Subordinated Notes due September 2016. As part of the repurchase the company paid premiums of $13 million and wrote-off $3 million of deferred financing fees.

Incremental Term Loan

In February 2013, the company entered into an incremental assumption agreement to increase the commitments under Berry Plastics Corporation’s existing term loan credit agreement by $1.4 billion. Berry borrowed loans in an aggregate principal amount equal to the full amount of the commitments on such date. The incremental term loans bear interest at LIBOR plus 2.50% per annum with a LIBOR floor of 1.00%, mature in February 2020 and are subject to customary amortization. The proceeds from the incremental term loan, in addition to borrowings under the revolving credit facility, were used to (a) satisfy and discharge all of Berry Plastics Corporation’s outstanding (i) Second Priority Senior Secured Floating Rate Notes due 2014, (ii) First Priority Senior Secured Floating Rate Notes due 2015, (iii) 10 1/4% Senior Subordinated Notes due 2016 and (iv) 8 1/4% First Priority Senior Secured Notes due 2015, which, in each case, were called for redemption in February 2013 and the related indentures and (b) pay related fees and expenses. The company recognized a $48 million loss on extinguishment of debt related to this debt refinancing.

Interest expense would have decreased approximately $88 million for the last twelve months ended December 29, 2012 if our initial public offering and this debt refinancing had occurred at the beginning of the period. See “Summary Historical Consolidated Financial Data.”

Interest Rate Swap

In February 2013, the company entered into an interest rate swap transaction to protect $1 billion of outstanding variable rate term loan debt from future interest rate volatility. The agreement swaps the greater of a three-month variable LIBOR contract or 1.00% for a fixed three-year rate of 2.355%, with an effective date in May 2016 and expiration in May 2019. The counterparty to the agreement is a financial institution. The company will record changes in fair value in Accumulated Other Comprehensive Income. A 0.25% change in LIBOR would not have a material impact on the fair value of the interest rate swaps.

Tax Receivable Agreement

In connection with our initial public offering, the company entered into an income tax receivable agreement that provides for the payment to pre-initial public offering stockholders, option holders and holders of our stock appreciation rights, 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that are actually realized (or are deemed to be realized in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to the initial public offering. The company expects to pay between $300 million and $350 million in cash related to this agreement. This range is based on the company’s assumptions using various items, including valuation analysis and current tax law. Upon the effective date of the income tax receivable agreement, the company recorded an initial obligation of $300 million ($123 million in Accrued expenses and $177 million in Other long-term liabilities), which is recognized as a reduction of Paid-in capital on the Consolidated Balance Sheet as of December 29, 2012. Changes in the recorded net deferred income tax assets will result in changes in the income tax receivable agreement obligation, and such changes will be recorded as Other expense (income) in the Consolidated Statement of Operations. Payments under the income tax receivable agreement are not conditioned upon the parties’ continued ownership of the company’s equity.

Redeemable Common Stock

As of September 29, 2012, the company had entered into agreements with former employees that required the company to redeem their common stock at pre-determined dates. Historical redemption of this redeemable common stock was based on the fair value of the redeemable common stock on the fixed redemption date. This redeemable common stock was recorded at its fair value in temporary equity and changes in the fair value were recorded in additional paid in capital each period. Upon completion of the initial public offering in October 2012, the redemption requirement terminated resulting in the company reclassifying the shares into equity on the Consolidated Balance Sheet.

BP Parallel Investments

In December 2012, BP Parallel, a non-guarantor subsidiary of the company, invested $21 million to purchase assignments of $21 million of our senior unsecured term loan during the quarter ended December 29, 2012. The purchase did not result in a gain or loss.

Product Overview

Rigid Packaging

Our Rigid Packaging business primarily consists of containers, foodservice items, housewares, closures, overcaps, bottles, prescription vials, and tubes. The largest end uses for our packages are consumer-oriented end markets such as food and beverage, retail mass marketers, healthcare, personal care and household chemical. We believe that we offer one of the broadest rigid packaging product line among industry participants and, according to management estimates, we maintained the #1 or #2 market positions in markets representing approximately

79% of rigid plastics sales for the 12 months ended December 29, 2012. Many of our products are manufactured from proprietary molds that we develop and own, which we believe would result in significant costs to our customers to switch to a different supplier. In addition to a complete product line, we have sophisticated decorating capabilities and in-house graphic arts and tooling departments, which allow us to integrate ourselves into, and, we believe, add significant value to, our customers’ packaging design processes. For the 12 months ended December 29, 2012, our Rigid Plastics business had pro forma net sales, operating income and Adjusted EBITDA of $2,605, $265 and $541, respectively. Our primary competitors include Airlite, Letica, Polytainers, Silgan, Aptar Group, and Reynolds. These competitors individually only compete on certain of our products, whereas we offer the entire selection of rigid products described below.

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Containers. We manufacture a collection of nationally branded container products and also seek to develop customized container products for niche applications by leveraging of our state-of-the-art design, decoration and graphic arts capabilities. We believe this mix allows us to both achieve significant economies of scale, while also maintaining an attractive portfolio of specialty products. Our container capacities range from four ounces to five gallons and are offered in various styles with accompanying lids, bails and handles, some of which we produce, as well as a wide array of decorating options. We have long-standing supply relationships with many of the nation’s leading food and consumer products companies, including Dannon, Dean Foods, Conagra, Kraft, Kroger, and Unilever.

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Foodservice. We believe that we are one of the largest providers of large size thermoformed polypropylene (“PP”) and injection-molded plastic drink cups in the United States. We believe we are the leading producer of 30 ounce or larger thermoformed PP drink cups and offer a product line with sizes ranging from 12 to 52 ounces. Our thermoform process uses PP instead of more expensive polystyrene (“PS”) or polyethylene terephthalate (“PET”) in producing deep draw drink cups to generate a cup with a competitive cost advantage versus thermoformed PS or PET drink cups. Additionally, we produce injection-molded plastic cups that range in size from 12 to 64 ounces. Primary markets for our plastic drink cups are quick service and family dining restaurants, convenience stores, stadiums and retail stores. Many of our cups are decorated, often as promotional items, and we believe we have a reputation in the industry for innovative, state-of-the-art graphics. Selected drink cup customers and end users include Hardee’s, McDonald’s, Quik Trip, Starbucks, Subway, Wendy’s, and Yum! Brands.

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Housewares. Our participation in the housewares market is focused on producing semi-disposable plastic home and party and plastic garden products. Examples of our products include plates, bowls, pitchers, tumblers and outdoor flowerpots. We sell virtually all of our products in this market through major national retail marketers and national chain stores, such as Walmart. PackerWare is our recognized brand name in these markets and PackerWare branded products are often co-branded by our customers. Our strategy in this market has been to provide high value to consumers at a relatively modest price, consistent with the key price points of the retail marketers. We believe outstanding service and the ability to deliver products with timely combination of color and design further enhance our position in this market.

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Closures and Overcaps. We believe we are a leading producer of closures and overcaps across several of our product lines, including continuous-thread and child-resistant closures, as well as aerosol overcaps. We currently sell our closures into numerous end markets, including vitamin/nutritional, chemical, healthcare, food/beverage, specialty and personal care. In addition to traditional closures, we are a provider of a wide selection of custom closure solutions including fitments and plugs for medical applications, cups and spouts for liquid laundry detergent, and dropper bulb assemblies for medical and personal care applications. Further, we believe that we are the leading domestic producer of injection-molded aerosol overcaps. Our aerosol overcaps are used in a wide variety of consumer goods including spray paints, household and personal care products, insecticides and numerous other commercial and consumer products. We believe our technical expertise and manufacturing capabilities provide us a low-cost position that has allowed us to become a leading provider of high-quality closures and overcaps to a diverse set of leading companies. We believe our manufacturing advantage is driven by our position on the forefront of various technologies, including the latest in single- and bi-injection processes, precise reproduction of colors, automation and vision technology, and proprietary packing technology that minimizes freight cost and warehouse space. A majority of our overcaps and closures are manufactured from proprietary molds, which we design, develop, and own. In addition to these molds, we utilize state-of-the art lining, assembly, and decorating equipment to enhance the value and performance of our products in the market. Our closure and aerosol overcap customers include McCormick, Bayer, Coca-Cola, Diageo, Shell Oil, Johnson and Johnson, Pepsico, Wyeth, Kraft, Sherwin-Williams, and S.C. Johnson.

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Bottles and Prescription Containers. Our bottle and prescription container businesses target markets similar to our closure business. We believe, based on management estimates, that we are the leading supplier of spice containers in the United States and have a leadership position in various food and beverage, vitamin and nutritional markets, as well as selling bottles into prescription and pharmaceutical applications. Additionally, we believe we are a leading supplier in the prescription container market, supplying a complete line of amber containers with both one-piece and two-piece child-resistant closures. We offer an extensive line of stock polyethylene (“PE”) and PET bottles for the vitamin and nutritional markets. Our design capabilities, along with internal engineering strength give us the ability to compete on customized designs to provide desired differentiation from traditional packages. We also offer our customers decorated bottles with hot stamping, silk screening and labeling. We sell these products to personal care, pharmaceutical, food and consumer product customers, including McCormick, Pepsico, Carriage House, Perrigo, CVS, NBTY, Target Stores, John Paul Mitchell, and Novartis.

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Tubes. We believe that we are one of the largest suppliers of extruded plastic squeeze tubes in the United States. We offer a complete line of tubes in a wide variety of sizes. We have also introduced laminate tubes to complement our extruded tube business. Our focus and investments are made to ensure that we are able to meet the increasing trend towards large diameter tubes with high-end decoration. We have several proprietary designs in this market that combine tube and closure that we believe are viewed as very innovative both in appearance and functionality, as well as from a sustainability standpoint. The majority of our tubes are sold in the personal care market, focusing on products like facial/cold creams, shampoos, conditioners, bath/shower gels, lotions, sun care, hair gels, and anti-aging creams. We also sell our tubes into the pharmaceutical and household chemical markets. We believe that our ability to provide creative package designs, combined with a complementary line of closures, makes us a preferred supplier for many customers in our target markets including Kao Brands, L’Oreal, Avon, and Procter & Gamble.

Engineered Materials

Our Engineered Materials business primarily consists of pipeline corrosion protection solutions, specialty tapes and adhesives, polyethylene based film products and can liners. We believe that we offer one of the broadest product lines among industry participants and, according to management estimates, we maintained the #1 or #2 market position in markets representing approximately 64% of divisional sales for the 12 months ended December 29, 2012. For the 12 months ended December 29, 2012, our Engineered Materials division had revenue, operating income and Adjusted EBITDA of $1,371, $92 and $193, respectively. Our primary competitors include AEP, Sigma and 3M. The Engineered Materials business primarily includes the following product groups:

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Corrosion Protection Products. We believe we are a leading global producer of anti-corrosion products to infrastructure, rehabilitation and new pipeline projects throughout the world. We believe our products deliver superior performance across all climates and terrains for the purpose of sealing, coupling, and rehabilitation and corrosion protection of pipelines. Products include heat-shrinkable coatings, single- and multi-layer sleeves, pipeline coating tapes, anode systems for cathodic protection, visco-elastic, and epoxy coatings. These products are used in oil, gas, and water supply and construction applications. Our customers primarily include contractors managing discrete construction projects around the world as well as distributors and applicators. Our corrosion protection products customers include Tyco Electronics, Northwest Pipe, Stopaq, and Midwestern Pipeline Products.

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Tape Products. We believe we are a leading North American manufacturer of cloth and foil tape products. Other tape products include high-quality, high-performance liners of splicing and laminating tapes, flame-retardant tapes, vinyl-coated and carton sealing tapes, electrical, double-faced cloth, masking, mounting, OEM, and medical and specialty tapes. These products are sold under the National™, Nashua®, and Polyken® brands in the United States. Tape products are sold primarily through distributors and directly to end users and are used predominantly in industrial, HVAC, automotive, construction, and retail market applications. In addition to serving our core tape end markets, we believe we are also a leading producer of tapes in the niche aerospace, construction and medical end markets. We believe that our success in serving these additional markets is principally due to a combination of technical and manufacturing expertise leveraged in favor of customized applications. Our tape products customers include Home Depot and RH Elliott.

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Retail Bags. We manufacture and sell a diversified portfolio of PE-based film products to end users in the retail markets. These products are sold under leading brands such as Ruffies® and Film-Gard®. Our products include drop cloths and retail trash bags. These products are sold primarily through wholesale outlets, hardware stores and home centers, paint stores, and mass merchandisers. Our retail trash bag customers include, Walmart, True Value, and ACE.

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FIBC. We manufacture customized PP-based, woven and sewn containers for the transportation and storage of raw materials such as seeds, titanium dioxide, clay, and resin pellets. Our FIBC customers include Texene LLC and Pioneer Hi-Bred Intl.

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PVC Films. We believe, based on management estimates, that we are a world leader in PVC films offering a broad array of PVC meat film. Our products are used primarily to wrap fresh meats, poultry, and produce for supermarket applications. In addition, we offer a line of boxed products for food service and retail sales. We service many of the leading supermarket chains, club stores, and wholesalers including Kroger, Publix, Walmart/Sams, Costco, and SuperValu. We believe we are a leading innovator and specialize in lighter gauge sustainable solutions like our recent Revolution™ product line offering.

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Institutional Can Liners. We sell trash-can liners and food bags for offices, restaurants, schools, hospitals, hotels, municipalities, and manufacturing facilities. We also sell products under the Big City®, Hospi-Tuff®, Plas-Tuff®, Rhino-X®, and Steel-Flex® brands. Our institutional customers include Unisource and Gordon Food Service.

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Stretch Films. We produce both hand and machine-wrap stretch films, which are used by end users to wrap products and packages for storage and shipping. We sell stretch film products to distributors and retail and industrial end users under the MaxTech® and PalleTech® brands. Our stretch films customers include XPEDX and Unisource.

Flexible Packaging

Our Flexible Packaging division consists of high barrier, multilayer film products as well as finished flexible packages such as printed bags and pouches. The largest end uses for our flexible products are consumer-oriented end markets such as food and beverage, medical, and personal care. We believe that we offer one of the broadest product lines among industry participants and, according to management estimates, we maintained the #1 or #2 market position in markets representing approximately 88% of divisional sales for the 12 months ended December 29, 2012. For the 12 months ended December 29, 2012, our Flexible Packaging division had pro forma net sales, operating income and Adjusted EBITDA of $747, $7 and $78, respectively. Our primary competitors include Printpak, Tredegar, and Bemis. The Flexible Packaging division includes the following product groups:

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Barrier/Sealant Films. We manufacture and sell a wide range of highly specialized, made-to-order film products ranging from mono layer to coextruded films having up to nine layers, lamination films sold primarily to flexible packaging converters and used for peelable lid stock, stand-up pouches, pillow pouches, and other flexible packaging formats. We also manufacture barrier films used for cereal, cookie, cracker, and dry mix packages that are sold directly to food manufacturers like Kraft and Ralcorp. We also manufacture films for specialized industrial applications ranging from lamination film for carpet padding to films used in solar panel construction.

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Personal Care Films. We believe we are a major supplier of component and packaging films used for personal care hygiene applications predominantly sold in North America and Latin America. The end use applications include disposable baby diapers, feminine care, adult incontinence, hospital and tissue, and towel products. Our personal care customers include Kimberly Clark, SCA, Johnson and Johnson, First Quality, and other leading private label manufacturers. Our “Lifetime of Solutions™” approach promotes an innovation pipeline that seeks to integrate both product and equipment design into leading edge customer and consumer solutions.

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Printed Products. We are a converter of printed bags, pouches, and rollstock. Our manufacturing base includes integrated extrusion that combines with printing, laminating, bagmaking, Innolok®, and laser-score converting processes. We believe we are a leading supplier of printed film products for the fresh bakery, tortilla, and frozen vegetable markets with brands such as SteamQuick® Film, Freshview™ bags, and Billboard™ SUPs. Our customers include Mission Foods and Kellogg’s.

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Coated and Laminated Packaging. We manufacture specialty coated and laminated products for a wide variety of packaging applications. The key end markets and applications for our products include food, consumer, healthcare, industrial and military pouches, roll wrap, multi-wall bags, and fiber drum packaging. Our products are sold under the MarvelGuard™ and MarvelSeal™ brands and are predominately sold to converters who transform them into finished goods. Our coated and laminated packaging customers include Covidien and Morton Salt.

Marketing and Sales

We reach our large and diversified base of over 13,000 customers through our direct field sales force of dedicated professionals and the strategic use of distributors. Our field sales, production and support staff meet with customers to understand their needs and improve our product offerings and services. Our scale enables us to dedicate certain sales and marketing efforts to particular products, customers or geographic regions, when applicable, which enables us to develop expertise that we believe is valued by our customers. In addition, because we serve common customers across segments, we have the ability to efficiently utilize our sales and marketing resources to minimize costs. Highly skilled customer service representatives are strategically located throughout our facilities to support the national field sales force. In addition, telemarketing representatives, marketing managers and sales/marketing executives oversee the marketing and sales efforts. Manufacturing and engineering personnel work closely with field sales personnel and customer service representatives to satisfy customers’ needs through the production of high-quality, value-added products and on-time deliveries.

We believe that we have differentiated ourselves from competitors by building a reputation for high-quality products, customer service and innovation. Our sales team monitors customer service in an effort to ensure that we remain the primary supplier for our key accounts. This strategy requires us to develop and maintain strong relationships with our customers, including end users as well as distributors and converters. We have a technical sales team with significant knowledge of our products and processes, particularly in specialized products. This knowledge enables our sales and marketing team to work closely with our research and development organization and our customers to co-develop products and formulations to meet specific performance requirements. This partnership approach enables us to further expand our relationships with our existing customer base, develop relationships with new customers and increase sales of new products.

Research, Product Development and Design

We believe our technology base and research and development support are among the best in the plastics packaging industry. Using three-dimensional computer-aided design technologies, our full-time product designers develop innovative product designs and models for the packaging market. We can simulate the molding environment by running unit-cavity prototype molds in small injection-molding, thermoform, compression and blow molding machines for research and development of new products. Production molds are then designed and outsourced for production by various companies with which we have extensive experience and established relationships or built by our in-house tooling division located in Evansville, Indiana. Our engineers oversee the mold-building process from start to finish. Many of our customers work in partnership with our technical representatives to develop new, more competitive products. We have enhanced our relationships with these customers by providing the technical service needed to develop products combined with our internal graphic arts support. We also utilize our in-house graphic design department to develop color and styles for new rigid products. Our design professionals work directly with our customers to develop new styles and use computer-generated graphics to enable our customers to visualize the finished product.

Additionally, at our major technical centers, including the Berry Research and Design Center in Evansville, Indiana, as well as facilities in Lancaster, Pennsylvania; Homer, Louisiana; and Chippewa Falls, Wisconsin; we prototype new ideas, conduct research and development of new products and processes, and qualify production systems that go directly to our facilities and into production. We also have a technical center, complete product testing and quality laboratories at our Lancaster, Pennsylvania facility. At our pilot plant in Homer, Louisiana, we are able to experiment with new compositions and processes with a focus on minimizing waste and improving productivity. With this combination of manufacturing simulation and quality systems support we are able to improve time to market and reduce cost. We spent $25 million, $20 million, and $21 million on research and development in fiscal years 2012, 2011 and 2010, respectively.

Sources and Availability of Raw Materials

The most important raw material purchased by us is plastic resin. Our plastic resin purchasing strategy is to conduct business with only high-quality, dependable suppliers. We believe that we have maintained strong relationships with our key suppliers and expect that such relationships will continue into the foreseeable future. The resin market is a global market and, based on our experience, we believe that adequate quantities of plastic resins will be available at market prices, but we can give you no assurances as to such availability or the prices thereof.

We also purchase various other materials, including natural and butyl rubber, tackifying resins, chemicals and adhesives, paper and packaging materials, polyester staple, raw cotton, linerboard and kraft, woven and non-woven cloth, and foil. These materials are generally available from a number of suppliers.

Employees

As of December 29, 2012, we employed over 15,000 employees. Approximately 11% of our employees are covered by collective bargaining agreements. Four of our 12 agreements, covering approximately 1,200 employees, were scheduled for renegotiation in the 2013 calendar year, and two of them have been renegotiated as of March 31, 2013. The other two agreements expire in April and May, with the remaining agreements expiring after the 2013 calendar year. Our relations with employees remain satisfactory and there have been no significant work stoppages or other labor disputes during the past three years.

Patents, Trademarks and Other Intellectual Property

We rely on a combination of patents, trade secrets, unpatented know-how, trademarks, copyrights and other intellectual property rights, nondisclosure agreements and other protective measures to protect our proprietary rights. While we consider our intellectual property to be important to our business in the aggregate, we do not believe that any individual item of our intellectual property portfolio is material to our current business. The remaining duration of our patents ranges from one to approximately 20 years (generally, the expiration date of a patent is 20 years from the filing date of the patent application from which such patent issues).

We employ various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect our trade secrets and know-how. We have licensed, and may license in the future, patents, trademarks, trade secrets, and similar proprietary rights to and from third parties.

Environmental Matters and Government Regulation

Our past and present operations and our past and present ownership and operations of real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, handling and disposition of wastes, and cleanup of contaminated soil and ground water, or otherwise relating to the protection of the environment. We believe that we are in substantial compliance with applicable environmental laws and regulations. However, we cannot predict with any certainty that we will not in the future incur liability, which could be significant under environmental statutes and regulations with respect to noncompliance with environmental laws, contamination of sites formerly or currently owned or operated by us (including contamination caused by prior owners and operators of such sites) or the off-site disposal of regulated materials, which could be material.

We may from time to time be required to conduct remediation of releases of regulated materials at our owned or operated facilities. None of our pending remediation projects are expected to result in material costs. Like any manufacturer, we are also subject to the possibility that we may receive notices of potential liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and comparable state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination, and for damages to natural resources. Liability under CERCLA is retroactive, and, under certain circumstances, liability for the entire cost of a cleanup can be imposed on any responsible party. No such notices are currently pending which are expected to result in material costs.

The Food and Drug Administration (“FDA”) regulates the material content of direct-contact food and drug packages, including certain packages we manufacture pursuant to the Federal Food, Drug and Cosmetics Act. Certain of our products are also regulated by the Consumer Product Safety Commission (“CPSC”) pursuant to various federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. Both the FDA and the CPSC can require the manufacturer of defective products to repurchase or recall such products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which we sell our products. In addition, laws exist in certain states restricting the sale of packaging with certain levels of heavy metals, imposing fines and penalties for noncompliance. Although we use FDA approved resins and pigments in our products that directly contact food and drug products and believe they are in material compliance with all such applicable FDA regulations, and we believe our products are in material compliance with all applicable requirements, we remain subject to the risk that our products could be found not to be in compliance with such requirements.

The plastics industry, including us, is subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In particular, certain states have enacted legislation requiring products packaged in plastic containers to comply with standards intended to encourage recycling and increased use of recycled materials. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other similar measures. We believe that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on us. There can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on us.

Properties

We lease or own our principal offices and manufacturing facilities. We believe that our property and equipment is well-maintained, in good operating condition and adequate for our present needs. The locations of our principal manufacturing facilities, by country, are as follows: United States—70 locations (39 Rigid Packaging, 19 Engineered Materials, 12 Flexible Packaging); Canada—4 locations (1 Rigid Packaging, 2 Engineered Materials, 1 Flexible Packaging); Mexico—3 locations (2 Engineered Materials, 1 Flexible Packaging); India, The Netherlands and Belgium (Engineered Materials); Germany and Australia (Engineered Materials); and Brazil and Malaysia (Rigid Packaging). The Evansville, Indiana facility serves as our world headquarters.

We lease our facilities in the following locations: Evansville, IN; Louisville, KY; Lawrence, KS; Peosta, IA; Phoenix, AZ; Quad Cities, IA; Phillipsburg, NJ; Bloomington, IN; Chicago, IL; Bowling Green, KY; Syracuse, NY; Jackson, TN; Anaheim, CA; Pewaukee, WI; Aurora, IL; Cranbury, NJ; Easthampton, MA; Lathrop, CA; Hanover, MD; Tacoma, WA; Baltimore, MD; Chippewa Falls, WI; Atlanta, GA; Mexico City, Mexico; and Dunkirk, NY.

Legal Proceedings

We are party to various legal proceedings involving routine claims that are incidental to our business. Although our legal and financial liability with respect to such proceedings cannot be estimated with certainty, we believe that any ultimate liability would not be material to the business, financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding the executive officers and members of the Board of Directors of Berry Plastics Group, Inc.

Name	Age	Class	Title
Jonathan D. Rich(3)(4)	57	2015	Chairman, Chief Executive Officer and Director
Randall J. Becker	57	—	Chief Operating Officer and President
James M. Kratochvil	56	—	Chief Financial Officer
B. Evan Bayh(4)	57	2014	Director
Anthony M. Civale(1)	38	2014	Director
Donald C. Graham(1)	80	2016	Director
Steven C. Graham	54	2014	Director
Joshua J. Harris	48	2015	Director
David B. Heller(2)	46	2016	Director
Carl J. (Rick) Rickertsen(2)	52	2016	Director
Robert V. Seminara(1)(2)(3)(4)	41	2015	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Executive Committee.
(4)	Member of Nominating and Governance Committee.

Jonathan D. Rich assumed the role of Chairman and Chief Executive Officer of Berry Plastics Group, Inc. in October 2010. Prior to becoming CEO, Dr. Rich served as President and Chief Executive Officer of Momentive Performance Materials, Inc. from June 2007 until October 2010. Prior to Momentive, Dr. Rich held executive positions at Goodyear Tire and Rubber from 2000 until 2007, including President of Goodyear North American Tire and President of Goodyear Chemical. Dr. Rich began his career at General Electric in 1982, where he was employed for 18 years in a variety of R&D, operational and executive roles. Dr. Rich’s position as Chief Executive Officer, his extensive management experience and his skills in business leadership and strategy qualify him to serve as a director of the company.

Randall J. Becker was named President and Chief Operating Officer of Berry Plastics Group, Inc. in December 2009. Mr. Becker formerly served as an Executive Vice President of Operations and has served in a variety of operational and executive roles over his 22 years of service with the company.

James M. Kratochvil has been Chief Financial Officer of Berry Plastics Group, Inc. since 1991. Mr. Kratochvil was formerly employed by our predecessor company from 1985 to 1991 as Controller.

B. Evan Bayh has been a member of our Board of Directors since 2011. Mr. Bayh is a former U.S. Senator and Indiana Governor. He was a member of the U.S. Senate from the state of Indiana from 1998 until his retirement in 2011. While in the Senate, he served on a variety of committees, including the Banking, Housing and Urban Affairs Committee, and the Committee on Small Business and Entrepreneurship. Prior to serving in the Senate, Mr. Bayh served as Indiana Governor from 1988 to 1997. Mr. Bayh’s many years of service in elected office, including as the chief executive of a large Midwestern state, qualifies him to serve as a director of the company.

Anthony M. Civale has been a member of our Board of Directors since 2006. Mr. Civale is the Lead Partner and Chief Operating Officer of Apollo Capital Management, LLC and co-founded Apollo’s senior credit and structured credit businesses. He joined Apollo in 1999. Prior to that time, Mr. Civale was employed by Deutsche Bank Securities, Inc. in the Financial Sponsors Group within its Corporate Finance Division. Mr. Civale also serves on the Board of Directors of HFA Holdings Limited, a multi-billion hedge fund of funds operator. In addition to these corporate boards, Mr. Civale also serves on the Board of Directors of Youth INC, a non-profit organization serving New York City children, and is a member of the Board of Trustees of Middlebury College. Mr. Civale has previously served on the boards of directors of Harrah’s Entertainment, Goodman Global, Inc. Prestige Cruises and Covalence Specialty Materials. Mr. Civale graduated from Middlebury College with a B.A. in Political Science. Mr. Civale’s extensive financial and business experience qualify him to serve as a director of the company.

Donald C. Graham founded “The Graham Group,” an alliance of independently owned and operated industrial businesses and investment management firms, and has been a member of our Board of Directors since 2006. Over nearly half a century, Mr. Graham built a substantial family industrial concern—founding consumer packaging, capital equipment and building products businesses, and investing in companies serving a wide range of consumer and industrial sectors. Mr. Graham founded Graham Packaging Company, in which he sold a controlling interest in 1998 and retained a minority ownership position until the company was sold in 2011; as of that point, The Graham Group’s three legacy industrial businesses operated in more than 90 locations worldwide. Mr. Graham participates on several advisory boards of The Graham Group’s independently owned and managed investment concerns and continues to provide guidance as an active board member of, and investor in, many underlying portfolio companies. Mr. Graham is Steven C. Graham’s father. Mr. Graham’s leadership of The Graham Group and his extensive financial and business experience, including in the packaging industry, qualify him to serve as a director of the company.

Steven C. Graham serves as Senior Managing Principal of Graham Partners and has been a member of our Board of Directors since 2006. Graham Partners is an independent private investment firm focused on investing in business with proprietary technologies, advanced manufacturing know-how, innovative product development capabilities, and strong growth potential. Prior to founding Graham Partners in 1988, Mr. Graham worked in the Investment Banking Division of Goldman, Sachs & Co. in New York and as an Acquisition Officer for the RAF Group, a private investment firm headquartered in Philadelphia, Pennsylvania. Mr. Graham serves on the boards of numerous portfolio companies of Graham Partners and on the firm’s Investment Committee; he also serves on the Advisory Board of certain unaffiliated private investment funds managed by other general partners. Mr. Graham also serves on the Board of Advisors for the Center for Private Equity and Entrepreneurship at the Tuck School of Business at Dartmouth College, Williams College Endowment’s Non-marketable Assets Advisory Committee, and other charitable and for-profit advisory boards. Mr. Graham earned his B.A. with a double major in Philosophy and English from Williams College in 1982 and his M.B.A. from Dartmouth College’s Amos Tuck School of Business in 1986. Mr. Graham is Donald C. Graham’s son. Mr. Graham’s extensive financial and business experience qualify him to serve as a director of the company.

Joshua J. Harris has been a member of our Board of Directors since 2006. Mr. Harris is a Senior Managing Director of Apollo Global Management, LLC and Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris also currently serves on the boards of directors of Apollo Global Management, LLC, Lyondell Basell Industries, CEVA Group plc, Momentive Performance Materials, EP Energy, LLC and the holding company for Constellium. Mr. Harris has previously served on the boards of directors of Verso Paper, Metals USA, Nalco, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution, Whitmire Distribution, and Noranda Aluminum. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a Bachelor of Science Degree in Economics and received his M.B.A. from the Harvard School of Business, where he graduated as a Baker and Loeb Scholar. Mr. Harris’ leadership of Apollo and his extensive financial and business experience qualify him to serve as a director of the company.

Robert V. Seminara has been a member of our Board of Directors since 2006. Mr. Seminara joined Apollo Management, L.P. in 2003. Prior to that time, Mr. Seminara was a member of the Private Equity Group at Evercore Partners from 1996 to 2003. Prior to his tenure at Evercore, Mr. Seminara was employed by Lazard

Frères & Co. in the firm’s Media & Communications Group. Mr. Seminara also is a member of the Board of Managers of Momentive Performance Materials Holdings LLC. Mr. Seminara graduated summa cum laude with a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Seminara’s extensive financial and business experience qualify him to serve as a director of the company.

David B. Heller became a member of our Board of Directors in October 2012. Mr. Heller is the former Global Co-Head of the Securities Division at Goldman, Sachs & Co., where he also served on the Management Committee. He joined Goldman Sachs in 1989 in New York and also spent significant time living and working in Tokyo and London during his career with the firm. He retired from Goldman in March of 2012. Currently he serves as a Trustee for the Acumen Fund, the New Museum of Contemporary Art, Project Morry, and Third Way. He earned a B.A. from Harvard College and continues to be involved with the university as Co-Chair of his class fundraising efforts. Mr. Heller’s extensive financial experience qualifies him to serve as a director of the company.

Carl J. (Rick) Rickertsen became a member of our Board of Directors in January 2013. Mr. Rickertsen is currently managing partner of Pine Creek Partners, a private equity investment firm, a position he has held since January 2004. From January 1998 to January 2004, Mr. Rickertsen was chief operating officer and partner of Thayer Capital Partners, a private equity investment firm. From September 1994 to January 1998, Mr. Rickertsen was a managing partner at Thayer. Mr. Rickertsen was a founding partner of three Thayer investment funds totaling over $1.4 billion and is a published author. Mr. Rickertsen has been a member of the Board of Directors of MicroStrategy, a publicly-traded software firm, since October 2002; Apollo Senior Floating Rate Fund, a closed-end senior bank debt fund since 2011; Noranda Aluminum, a U.S.-based aluminum producer, since 2012, and Berry Plastics, a large packaging manufacturer, since 2013. Mr. Rickertsen was formerly a board member of publicly-traded companies Convera Corporation, a search-engine software company, UAP Holding Corp., a distributor of agriculture products, and Homeland Security Capital Corporation, a specialized technology provider to government and commercial customers. Mr. Rickertsen received a BS from Stanford University and an MBA from Harvard Business School. Mr. Rickertsen’s extensive financial experience qualifies him to serve as a director of the company.

Composition of Board of Directors

The company currently has nine directors. We currently avail ourselves of the “controlled company” exception under applicable stock exchange rules, which eliminates the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and governance committees composed entirely of independent directors. In addition, we are currently subject to a transition period that does not require us to have an audit committee composed entirely of independent directors until October 3, 2013.

Following this offering, we expect that we will no longer be a “controlled company” under NYSE rules. The Board of Directors will take all action necessary to comply with the applicable stock exchange rules, including appointing a majority of independent directors to the Board of Directors within one year of the date we no longer qualify as a “controlled company” and appointing at least one independent member to each of the compensation and nominating and governance committees prior to the date we no longer qualify as a “controlled company,” at least a majority of independent members within 90 days of such date and compensation and nominating and governance committees composed entirely of independent directors within one year of such date.

Our Board of Directors is divided into three classes. The members of each class serve staggered, three-year terms (other than with respect to the current terms of the Class II directors, which will be two years). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Currently:

•	Mr. Donald C. Graham, Mr. Heller and Carl J. (Rick) Rickertsen serve as Class I directors, whose current terms will expire at the 2016 annual meeting of stockholders;

•	Mr. Bayh, Mr. Civale and Mr. Steven C. Graham serve as Class II directors, whose terms expire at the 2014 annual meeting of stockholders; and

•	Mr. Rich, Mr. Harris and Mr. Seminara serve as Class III directors, whose terms will expire at the 2015 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control.

At each annual meeting, our stockholders elect the successors to our directors. Our executive officers and key employees serve at the discretion of our Board of Directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Apollo Approval of Certain Matters

Under the amended and restated stockholders agreement that we entered into with the Apollo Funds and certain stockholders in connection with our initial public offering, until such time as the Apollo Funds no longer beneficially own at least 25% of the total number of shares of our common stock outstanding at any time, the approval of a majority of the members of our Board of Directors, which must include the approval of a majority of the directors nominated by the Apollo Funds voting on the matter, is required for amendments to our certificate of incorporation and bylaws, certain business combinations, the incurrence of certain indebtedness, certain capital expenditures, the declaration of dividends or other distributions other than intra-company dividends or distributions, changes in the size of the Board of Directors and to approve certain other matters. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

Director Independence

Our Board of Directors has determined that Messrs. Heller and Rickertsen satisfy the independence standards established by the Securities and Exchange Commission and the rules of the NYSE. Dr. Rich is not considered independent under any general listing standards due to his current and past employment relationship with us, and Messrs. Civale, Donald C. Graham, Steven C. Graham, Harris, Bayh and Seminara are not considered independent under any general listing standards due to their relationships with the Apollo Funds and Graham Partners, our largest stockholders.

Board Committees

Our Board of Directors comprises a Compensation Committee, an Audit Committee, an Executive Committee, and a Nominating and Governance Committee. The charter for each Board committee is available on our website at www.berryplastics.com.

Audit Committee

Our Audit Committee currently consists of Messrs. Seminara, Heller (Chair) and Rickertsen. Our Board of Directors has determined that Messrs. Heller and Rickertsen satisfy the requirements for independence and financial literacy under the rules and regulations of the NYSE and the Securities and Exchange Commission, qualify as audit committee financial experts as defined under Securities and Exchange Commission rules and regulations, and satisfy the financial sophistication requirements of the NYSE. Under the rules of the NYSE, a listed company must have at least one independent member of the audit committee at the time of listing, a majority of independent members within 90 days of its registration statement being declared effective and a fully independent audit committee within one year of its registration statement being declared effective. The Board of

Directors will take all action necessary to comply with the applicable stock exchange rules, including appointing an audit committee composed entirely of independent directors, subject to the above-described transition period.

The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:

•	the annual appointment of auditors, including the independence, qualifications and performance of our auditors and the scope of audit and non-audit assignments and related fees;

•	the accounting principles we use in financial reporting;

•	our financial reporting process and internal auditing and control procedures;

•	our risk management policies;

•	the integrity of our financial statements; and

•	our compliance with legal, ethical and regulatory matters.

Compensation Committee

Our Compensation Committee consists of Messrs. Civale, Donald C. Graham and Seminara (Chair).

The principal duties and responsibilities of our Compensation Committee are the following:

•

approval and recommendation to our Board of Directors of all compensation plans for the CEO of the company, all employees of the company and its subsidiaries who report directly to the CEO, and other members of the Senior Management Group, as well as all compensation for our Board of Directors;

•	approval of short-term compensation of the Senior Management Group and recommendation of short-term compensation for members of our Board of Directors;

•	approval and authorization of grants under the company’s or its subsidiaries’ incentive plans, including all equity plans and long-term incentive plans; and

•	the preparation of any report on executive compensation required by SEC rules and regulations, if any.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Messrs. Rich, Seminara (Chair) and Bayh. The Committee was formed in connection with our initial public offering, after the end of fiscal year 2012. The principal duties and responsibilities of our Nominating and Governance Committee are the following:

•	implementation and review of criteria for membership on our Board of Directors and its committees;

•	recommendation of proposed nominees for election to our Board of Directors and membership on its committees; and

•	recommendations to our Board of Directors regarding governance and related matters.

Executive Committee

Our Executive Committee consists of Messrs. Rich and Seminara. The principal duties and responsibilities of our Executive Committee are the following:

•	the exercise of the powers and duties of the Board of Directors between board meetings and while the Board is not in session, subject to applicable law and our organizational documents; and

•	the implementation of the policy decisions of our Board of Directors.

Code of Ethics

We have a Code of Business Ethics that applies to all employees, including our Chief Executive Officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the highest ethical, moral and legal conduct of all employees. Our Code of Business Ethics can be obtained on our website.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee makes all final compensation decisions for our executive officers (which we collectively refer to as the “Senior Management Group”), including each of our “named executive officers” identified in our Summary Compensation Table, and established the annual salaries and bonuses paid to vice presidents and above for fiscal 2012. Below is a discussion of the principles outlining our executive compensation program.

Compensation Philosophy and Analysis

Our goal as an employer is to ensure that our pay practices are equitable as compared to market practice, facilitate appropriate retention, and reward exceptional performance. We have conducted studies to better understand compensation programs of other manufacturing companies similar in size to the company. Our studies have reviewed base salary, bonus, and a time based option value for one year, and based on such studies, we believe that our compensation levels generally fall at the lower end of other comparable companies.

The company believes that executive compensation should be designed to align closely the interests of its executive officers and stockholders and to attract, motivate, reward and retain superior management talent. The company utilizes the following guidelines pertaining to executive compensation:

•	pay compensation that is competitive with the practices of other manufacturing businesses that are similar in size to the company;

•	wage enhancements aligned with the performance of the company;

•	pay for performance by:

•

setting performance goals determined by our CEO and the Board of Directors for our officers and providing a short-term incentive award opportunity through a bonus plan that is based upon achievement of these goals; and

•

providing long-term incentive opportunities in the form of stock options, in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning their interests with those of our investors and stockholders.

Role of Compensation Committee

The Compensation Committee’s specific roles are to:

•

approve and recommend to our Board of Directors all compensation plans for (1) the CEO of the company, (2) all employees of the company and its subsidiaries who report directly to the CEO, and (3) other members of the Senior Management Group, as well as all compensation for our Board of Directors;

•	approve the short-term compensation of the Senior Management Group and to recommend short-term compensation for members of our Board of Directors;

•	approve and authorize grants under the company’s or its subsidiaries’ incentive plans, including all equity plans and long-term incentive plans; and

•	prepare any report on executive compensation required by Securities and Exchange Commission rules and regulations for inclusion in our annual proxy statement, if any.

Role of Executive Officers

The performance goals of each of our executive officers are reviewed annually. This information, along with the performance of the company and market data, determines the wage adjustment recommendation presented to the Compensation Committee. All other compensation recommendations with respect to executive officers of the company are made by the CEO pursuant to policies established in consultation with the Compensation Committee and recommendations from the Human Resource Department.

The Compensation Committee evaluates the performance of the CEO and determines the CEO’s compensation in light of the goals and objectives of the compensation program. The Compensation Committee expects to review, on at least an annual basis, the performance of the CEO as compared with the achievement of the company’s goals and any individual goals. The CEO, together with the Human Resource Department, will assess the performance and compensation of the other named executives officers annually. The CEO, together with the Human Resource Department, will review annually the performance of each member of the Senior Management Group as compared with the achievement of the company or operating division goals, as the case may be, together with each executive’s individual goals and make compensation recommendations to the Compensation Committee. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to the executives. Both performance and compensation are evaluated to ensure that the company is able to attract and retain high quality executives in vital positions and that their compensation, taken as a whole, is competitive and appropriate compared to that of similarly situated executives in other corporations within the company’s industry.

Executive Compensation Program

The compensation of our executive officers is generally classified into the following three categories: (1) base salary, (2) annual bonus, and (3) long-term equity awards in the form of company stock options. The company has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of the company’s business. Base salary and bonus targets are set with the goal of motivating our named executive officers and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform. Our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives, retaining key talent and more closely aligning the interests of management with our stockholders.

The compensation program for our named executive officers is reviewed on an annual basis. In setting individual compensation levels for a particular executive, the total compensation package is considered, along with the executive’s past and expected future contributions to our business.

Base Salary

Our executive officers’ base salaries depend on their position within the company and its subsidiaries, the scope of their responsibilities, the period during which they have been performing those responsibilities and their overall performance. Base salaries are reviewed annually and are generally adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Bonus

The company has a long history of sharing profits with employees. This philosophy is embedded in our corporate culture and is one of many practices that has enabled the company to continually focus on improvement and be successful.

Our named executive officers participate in our Executive Profit Sharing Bonus Program, which is subject to approval by our Board of Directors every year. Depending on our overall business performance, which for calendar year 2012 was specifically related to our attainment of Adjusted EBITDA (excluding the impact of current-year acquisitions and dispositions) and our growth, each named executive officer was eligible to receive a bonus ranging from zero to 108% of his or her annual base salary. These target ranges were the same for all members of the Senior Management Group and were subject to change at the discretion of the Compensation Committee. Performance objectives are generally set on an annual basis. The applicable performance period is the calendar year in which the bonus award opportunity is granted.

In determining the amount each named executive officer earned under the Executive Profit Sharing Bonus Program, 75% of the target value of the award was earned based on attaining 100% of the applicable annual Adjusted EBITDA target, and 25% was based on attaining a pre-established level of growth in the equity value of the company. By meeting both targets, named executive officers qualified to earn 68.5% of their annual base salary. Bonus payments were thus directly tied to the performance of the company. Upon approval by our Board of Directors, bonuses were, to the extent earned, generally paid on an annual basis on a date determined by the Compensation Committee.

In connection with our initial public offering, we adopted the Berry Plastics Group, Inc. Executive Bonus Plan. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives. Under the Executive Bonus Plan, we may pay bonuses (including, without limitation, discretionary bonuses) to key executives, including executive officers, based upon such terms and conditions as our Board of Directors or Compensation Committee may in its discretion determine. The Executive Bonus Plan is administered by our Board of Directors and/or Compensation Committee.

Beginning in calendar year 2013, in determining the amount each covered executive officer earns under the Executive Bonus Plan, each covered executive officer, other than Dr. Rich, is eligible to receive a bonus ranging from zero to 137% of his or her annual base salary. Dr. Rich is eligible to receive a bonus ranging from zero to 200% of his annual base salary. The determination of the target values under the Executive Bonus Plan is consistent with the determination of such target values under the Executive Profit Sharing Bonus Program. By meeting both targets, covered executive officers, other than Dr. Rich, qualify to earn 68.5% of their annual base salary. By meeting both targets, Dr. Rich qualifies to earn 100% of his annual base salary. Bonus payments under the Executive Bonus Plan thus continue to be directly tied to the performance of the company. Upon approval by our Board of Directors, bonuses are, to the extent earned, generally paid on an annual basis on a date determined by the Compensation Committee.

Equity Compensation Plans

In 2006, we adopted the 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan permits us to grant stock options, stock appreciation rights, and rights to purchase shares to employees, directors or consultants of the company or any of its subsidiaries. The 2006 Equity Incentive Plan is administered by our Board of Directors or, if designated by our Board of Directors, by the Compensation Committee. Approximately 12.3 million shares of our common stock are reserved for issuance under the 2006 Equity Incentive Plan, after giving effect to the 12.25-for-one stock split that we executed in October 2012.

As discussed below, we have awarded stock options to members of our management, including our named executive officers. However, the Compensation Committee has not established a formal program or practice regarding the amount or timing of equity award grants to our employees. We do not have a program, plan or practice for selecting grant dates for awards under the 2006 Equity Incentive Plan in coordination with the release of material nonpublic information. Under the 2006 Equity Incentive Plan, the exercise price for option awards is the fair market value of our common stock on the date of grant. Historically, the fair market value of a share of our common stock was determined by the Board of Directors by applying industry-appropriate multiples to our then-current Adjusted EBITDA. This valuation took into account a level of net debt that excluded cash required for working capital purposes. Going forward, we expect that the fair market value of a share of our common stock will be determined for this purpose by reference to the public trading price of a share of our common stock on the date of grant of the option (e.g., using a weighted average or closing price). The Compensation Committee is not prohibited from granting awards at times when it is in possession of material nonpublic information. However, no inside information was taken into account in determining the number of options previously awarded or the exercise price for those awards, and we did not “time” the release of any material nonpublic information to affect the value of those awards.

From time to time, we have granted management participants stock options or stock appreciation rights under the 2006 Equity Incentive Plan. In connection with the grants, we have entered into stock option or stock appreciation right award agreements with management participants. The Compensation Committee believes that the granting of awards under the 2006 Equity Incentive Plan promotes, on a short- and long-term basis, an enhanced personal interest for our executives and an alignment of those interests with the goals and strategies of the company and the interests of our stockholders. The Compensation Committee also believes that the equity grants provide not only financial rewards to such executives for achieving company goals but also provide additional incentives for executives to remain with the company.

Generally, options granted under the 2006 Equity Incentive Plan and the Berry Plastics Group, Inc. 2012 Long-Term Incentive Plan (which we refer to as the “2012 Plan”), become vested and exercisable over a five-year period. Unless set forth otherwise in the applicable award agreement, time-based options generally vest in 20% increments on each of the first five anniversaries of the grant date. Performance-based options generally vest upon achievement of certain EBITDA or IRR targets, and all options granted and outstanding under the 2006 Equity Incentive Plan vest on the ninth anniversary of the date of grant regardless of the achieving of the defined targets. In each case, the vesting of options is generally subject to the grantee’s continued employment at the company or at one of its subsidiaries as of the applicable vesting date (subject to certain exceptions, as described below).

The 2006 Equity Incentive Plan (as supplemented by a side letter) provides for payment to holders of vested outstanding stock options and stock appreciation rights of special dividends and a pro rata share of transaction fees that may be paid to Apollo and Graham Partners in connection with certain extraordinary transactions. Absent an agreement otherwise, dividends and transaction fees in respect of unvested options and stock appreciation rights are credited to an account (and funded through the use of a “rabbi” trust) and paid to the option or stock appreciation right holder upon the earlier of the second anniversary of the date of payment of dividends or transaction fees generally (as the case may be), the holder’s death, disability, retirement, termination without cause or resignation for good reason or a change of control of us (as such terms are defined in the 2006 Equity Incentive Plan). The above terms and conditions regarding payments and credits in the event of special dividends expired upon the consummation of our initial public offering.

The maximum term of options granted under the 2006 Equity Incentive Plan and options granted under the 2012 Plan is ten years. Subject to certain exceptions set forth in the applicable stock option award agreement, unvested options granted under the 2006 Equity Incentive Plan will automatically be forfeited upon termination. With respect to options granted under the 2012 Plan, upon a termination for any reason other than for cause, the death or disability of the participant, or a voluntary termination of employment by the participant, an additional 5% of the participant’s options will vest for each full three-month period lapsed from the prior vesting date or, in the case of such a termination prior to the first anniversary of the grant date, the grant date. In the case of a termination for cause, vested options are forfeited. All vested options held by the participant upon a termination of employment (other than for cause) will expire 90 days after termination (or one year after termination in the case of termination due to death or disability). In the case of a termination of employment due to death or disability, an additional 20% of a participant’s options will vest and, with respect to options granted under the 2012 Plan, an additional 5% of the participant’s options will vest for each full three-month period lapsed from the prior vesting date or, in the case of such a termination prior to the first anniversary of the grant date, the grant date.

With respect to options granted under the 2006 Equity Incentive Plan, 20% of each grantee’s option grants become vested upon a “change in control” of us, and 40% of each grantee’s option grants become vested if such change in control results in the achievement of a targeted internal rate of return. In the case of Dr. Jonathan Rich, our Chief Executive Officer, different vesting terms and conditions apply to his unvested stock options in the event his employment is terminated under certain circumstances or there is a change of control of us. With respect to options granted under the 2012 Plan, if the employment of the participant is terminated at any time following a “change in control” of us for any reason other than for cause, the death or disability of the participant, or the voluntary termination of employment by the participant, 40% of each grantee’s options become vested.

The 2012 Plan permits us to grant stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors and consultants of the company or any of its subsidiaries. The 2012 Plan is administered by our Board of Directors or, if designated by our Board of Directors, by the Compensation Committee. Subject to adjustment, the 2012 Plan authorizes the issuance of up to 9,297,750 shares of common stock pursuant to the grant or exercise of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based awards. The maximum number of shares of common stock issued pursuant to incentive stock options will be 929,775 shares of common stock.

In connection with our initial public offering, we granted under the 2012 Plan stock option awards with respect to approximately 2.72 million shares in the aggregate to non-employee directors, employees and officers, including our named executive officers as follows: Dr. Rich—720,000 options, Mr. Kratochvil—180,000 options, Mr. Unfried—100,000 options, Mr. Salmon—100,000 options and Mr. Becker—45,000 options. Such options granted to our named executive officers have a per-share exercise price equal to our initial public offering price of $16 and are subject to the time-based vesting conditions described above.

Compensation Programs and Risk Management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on the company. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to the company and its stockholders. The combination of performance measures applicable to annual bonuses and equity compensation awards granted to our executive officers and the multi-year vesting schedules applicable to equity awards granted to our executives encourages our executives to maintain both a short- and long-term view with respect to company performance.

Post-Employment Compensation

We provide post-employment compensation to our employees, including our named executive officers, as a continuance of the post-retirement programs sponsored by prior owners of the company. The Compensation Committee believes that offering such compensation allows us to attract and retain qualified employees and executives in a highly competitive marketplace and rewards our employees and executives for their contribution to the company during their employment.

A principal component of our post-employment executive officer compensation program is a qualified defined contribution 401(k) plan and a retirement health plan, which plans apply to all of our employees generally. Additionally, as described in more detail below, certain of our named executive officers are party to employment agreements with us that provide for termination rights and benefits. Under the 401(k) plan, the company awards a $200 lump sum contribution annually for participating in the plan and matches dollar-for-dollar the first $300 contributed by participants, with an additional match equal to 10% of the applicable participant’s elective deferrals made during the plan year (subject to the limits set forth under the Internal Revenue Code). Participants who contribute at least $1,000 will also receive an additional $150 lump sum deposit at the end of the year. Company matching contributions are immediately vested upon contribution.

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews the perquisites provided to our executive officers to ensure that they are reasonable, competitive and consistent with the overall compensation program. Such perquisites include for certain of our executive officers (as set forth in more detail in the Summary Compensation Table and accompanying footnotes) use of a company-provided car and financial planning and tax assistance.

Section 162(m) of the Internal Revenue Code

From and after the time that our compensation programs become subject to Section 162(m) of the Internal Revenue Code, we intend to consider the structure of base salary, annual bonus and equity award compensation in order to maintain the deductibility of compensation under Section 162(m), to the extent we believe it is in the best interests of our stockholders to do so. However, the Board of Directors will take into consideration other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible. Transition provisions under Section 162(m) may apply for a period of approximately three to four years to certain compensation arrangements that were entered into by us prior to being publicly traded.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid to the chief executive officer, chief financial officer and the other three most highly compensated executive officers (collectively, the “Named Executive Officers”) during fiscal years 2012, 2011 and 2010.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards		All Other Compensation		Total
Jonathan D. Rich	2012	$864,716	$776,687	$—		$5,560		$1,646,963
Chairman and Chief Executive Officer	2011	834,329	30,740	733,239	(1)	25,993		1,624,301
	2010	—	—	—		—		—

Randall J. Becker	2012	$516,113	$456,875	$—		$9,468		$982,456
Chief Operating Officer	2011	522,729	75,000	—		2,325		600,054
	2010	422,617	143,331	—		2,736		568,684

James M. Kratochvil	2012	$503,809	$443,225	$—		$22,513	(2)	969,547
Chief Financial Officer	2011	512,552	72,759	—		14,171		599,482
	2010	448,688	313,864	—		—		762,552

Thomas E. Salmon	2012	$429,066	$429,988	$—		$13,430	(3)	$872,484
President—Engineered Materials Division	2011	408,910	60,633	—		2,263		471,806
	2010	376,595	261,553	—		12,449		650,597

G. Adam Unfried	2012	$358,134	$311,749	$—		$4,426		$674,309
President—Rigid Packaging—Open Top	2011	357,032	51,176	—		2,333		410,541
	2010	312,609	204,705	—		2,185		519,499

(1)	Equals the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of the grants of nonqualified stock options to Dr. Rich under the 2006 Equity Incentive Plan. For a description of the assumptions used to value these options, please refer to Note 1 to the “Notes to Consolidated Financial Statements.”
(2)	Equals the sum of (1) $13,163 in costs incurred by the company for the executive’s use of a company-provided vehicle, (2) $1,871 in costs of group life insurance coverage provided to the executive, (3) $4,430 in costs incurred by the company for the executive’s tax return preparation, (4) $229 in costs of individual disability coverage provided to the executive and (5) $2,820 in matching contributions made by the company to the executive’s account under the company 401(k) plan.
(3)	Equals the sum of (1) $10,585 in costs incurred by the company for the executive’s use of a company provided vehicle, (2) $543 in costs of group life insurance coverage provided to the executive, and (3) $2,302 in matching contributions made by the company to the executive’s account under the company 401(k) plan.

Employment and Consulting Agreements

Messrs. Becker and Kratochvil were party to employment agreements with the company that expired in December 2011 (although the severance provisions of such agreements remain in effect, as described below), and Messrs. Unfried and Salmon are party to agreements that remain in effect unless terminated according to the agreements’ terms. The employment agreements provide for base salary as disclosed in the “Summary Compensation Table” above. Salaries are subject in each case to annual adjustment at the discretion of the company. The employment agreements generally entitle each executive to participate in all incentive compensation and welfare plans established by the company for executive officers.

The company may terminate the employment agreements for “cause” or due to a “disability” (as such terms are defined in the agreements). Specifically, if Mr. Salmon or Mr. Unfried is terminated by the company without “cause” (as such term is defined in their respective agreements), each is entitled to: (1) a pro rata portion of the annual bonus awarded to the executive for the year in which termination occurs, and (2) (A) if terminated prior to January 1, 2015, continuation of base salary for one year after termination, and (B) if terminated on or after January 1, 2015, severance benefits pursuant to the provisions of the Berry Plastics Corporation Severance Pay Plan in effect on the date of termination. Notwithstanding the termination of their employment agreements on December 31, 2011, if Mr. Kratochvil or Mr. Becker is terminated without “cause,” which, in the case of Mr. Kratochvil, includes a termination by reason of death or “disability” (as such terms are defined in their respective agreements), each is entitled to: (1) the greater of (A) continuation of base salary for one year after termination or (B) 1/12 of one year’s base salary for each year of employment (subject to a maximum of 30 years) with the company and its predecessors, and (2) a pro rata portion of the annual bonus awarded to him for the year in which termination occurs. Each employment agreement also includes customary noncompetition, nondisclosure and nonsolicitation provisions.

In October 2010, the company and Dr. Rich entered into an employment agreement. The employment agreement provides for base salary as disclosed in the “Summary Compensation Table” above. Salary is subject to annual adjustment at the discretion of the Compensation Committee of the Board of Directors. The agreement generally entitles Dr. Rich to an annual performance-based target bonus determined based on a defined percentage of his then-current annual base salary and to participate in all welfare plans established for executive officers. If Dr. Rich’s employment is terminated by the company without “cause,” if Dr. Rich resigns for “good reason,” or if his employment is terminated by reason of death or disability, in each case (other than death) subject to his execution of a release of claims and compliance with the restrictive covenants set forth in his agreement, he is entitled to (1) cash severance equal to 18 months’ base salary, payable in monthly installments, (2) a prorated bonus based on actual performance for the year in which termination occurs and (3) for the severance continuation period, a monthly amount equal to the amount by which the monthly COBRA continuation coverage premium exceeds the active employee monthly premium under the company’s group medical plans. The employment agreement also includes customary noncompetition, nondisclosure and nonsolicitation provisions.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the number of outstanding equity awards held by each of our named executive officers as of September 29, 2012.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/sh)	Option Expiration Date
Jonathan D. Rich	102,085	1,122,914	(1)	6.12	10/04/20
James M. Kratochvil	255,558	—		8.16	9/20/16
Randall J. Becker	127,779	—		8.16	9/20/16
Randall J. Becker	23,951	39,919	(2)	6.18	1/01/20
G. Adam Unfried	167,580	—		8.16	9/20/16
Thomas E. Salmon	26,814	6,702	(3)	8.16	6/04/17
Thomas E. Salmon	62,215	29,953	(4)	9.21	1/01/18

(1)	The executive’s unvested options vest as follows: (i) with respect to 306,256 options, 25% vest on October 4 of each of 2012, 2013, 2014 and 2015, and (ii) 816,658 options vest upon the attainment of certain performance criteria.
(2)	The executive’s unvested options vest as follows: (i) with respect to 14,371 options, approximately 1,597 vest at the end of each calendar quarter beginning with the calendar quarter ending December 31, 2012, (ii) with respect to 19,161 options, approximately 6,387 vest at the end of each calendar year beginning with the 2012 calendar year based on the attainment of performance criteria, and (iii) approximately 6,387 options vest on January 1, 2019.
(3)	The executive’s unvested options vest on June 4, 2016.
(4)	The executive’s unvested options vest as follows: (i) approximately 2,303 options vest at the end of the calendar quarter ending December 31, 2012, (ii) 9,216 options vest at the end of calendar year 2012 based on the attainment of performance criteria, and (iii) approximately 18,434 options vest on January 1, 2017.

Option Exercises for the 2012 Fiscal Year

No options were exercised by our named executive officers in fiscal 2012.

Potential Payments Upon Termination or Change-in-Control

As discussed above, Messrs. Unfried, Salmon and Dr. Rich are party to employment agreements with the company. Messrs. Becker and Kratochvil were party to employment agreements with the company that expired in December 2011 that, notwithstanding their termination, provide the severance benefits described below. If Mr. Becker or Mr. Kratochvil is terminated without “cause,” which, in the case of Mr. Kratochvil, includes a termination by reason of death or “disability” (as such terms are defined in their respective agreements), each is entitled to: (1) the greater of (A) continuation of base salary for one year after termination and (B) 1/12 of one year’s base salary for each year of employment (subject to a maximum of 30 years) with the company and its predecessors, and (2) a pro rata portion of the annual bonus awarded to him for the year in which termination occurs. If Mr. Salmon or Mr. Unfried is terminated by the company without “cause” (as such term is defined in their respective agreements), the executive is entitled to: (1) a pro rata portion of the annual bonus awarded to the executive for the year in which termination occurs, and (2) (A) if terminated prior to January 1, 2015, continuation of base salary for one year after termination, and (B) if terminated on or after January 1, 2015, severance benefits pursuant to the provisions of the Berry Plastics Corporation Severance Pay Plan in effect on the date of termination. If Dr. Rich is terminated by the company without “cause,” he resigns for “good reason” or if his employment is terminated by reason of death or disability, in each case (other than death) subject to his execution of a release of claims and compliance with the restrictive covenants set forth in his agreement, he is entitled to (1) cash severance equal to 18 months’ base salary, payable in monthly installments, (2) a prorated bonus based on actual performance for the year in which termination occurs, and (3) for the severance continuation period, a monthly amount equal to the amount by which the monthly COBRA continuation coverage premium exceeds the active employee monthly premium under the company’s group medical plans.

Under the company’s form of option award agreements under the 2006 Equity Incentive Plan, as described above, unvested options will automatically be forfeited upon a termination without cause (in the case of a termination for cause, vested options are also forfeited). In the case of a termination of employment due to death or disability, an additional 20% of an executive’s options will vest. Twenty percent of each executive’s option grants becomes vested upon a “change in control” of us, and 40% becomes vested if such change in control results in the achievement of a targeted internal rate of return. In the case of Dr. Rich, different vesting terms and conditions apply to his unvested stock options in the event his employment is terminated under certain circumstances or there is a change of control of us. Assuming the initial public offering price of $16.00 per share, and that the employment of each of our named executive officers had been terminated without “cause” on September 29, 2012, the “in the money” value of any vested options held by Messrs. Kratochvil, Becker, Salmon, Unfried and Dr. Rich as of such date would have been approximately $2,259,133, $1,388,716, $721,691,

$1,481,407 and $1,110,685, respectively. (These figures do not reflect values attributable to option awards granted to such officers under the 2012 Plan after September 29, 2012, in connection with our offering because such officers did not hold such options as of such date.)

If each of our named executive officers had been terminated without “cause” on September 29, 2012, Messrs. Kratochvil, Becker, Salmon, Unfried and Dr. Rich would have received cash severance amounts of approximately $1,392,000, $1,254,000, $650,000, $542,000 and $1,741,000, respectively.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, no officer or employee served as a member of the Compensation Committee. Messrs. Seminara, Donald Graham and Civale, members of our Compensation Committee, have relationships with our equity sponsors, Apollo and Graham Partners. We paid fees during fiscal 2012 to our equity sponsors for providing management, consulting, or other advisory services. As such, Messrs. Seminara, Donald Graham and Civale may be indirect beneficiaries of the relationship between our equity sponsors and us.

Compensation for Directors

For fiscal 2012, non-employee directors received $12,500 per quarter plus $2,000 for each meeting they attended. Effective October 3, 2012, non-employee directors receive $21,250 per quarter plus $10,000 annually for serving as Chair of a Board committee. Non-employee directors are also reimbursed for out-of-pocket expenses incurred in connection with their duties as directors. For fiscal 2012, we paid non-employee directors’ fees on a combined basis as shown in the following table.

Name	Fees Earned or Paid	Option Awards	Total
Anthony M. Civale	$60,000	$—	$60,000
Patrick J. Dalton(1)	52,000	—	52,000
Donald C. Graham	58,000	—	58,000
Steven C. Graham	64,000	—	64,000
B. Evan Bayh	58,000	—	58,000
Joshua J. Harris	56,000	—	56,000
Robert V. Seminara	68,000	—	68,000

(1)	Mr. Dalton resigned from the Board of Directors effective February 8, 2012.

Equity Compensation Plan Information

The following table provides information as of the end of our 2012 fiscal year regarding shares of common stock of Berry Plastics Group, Inc. that may be issued under our existing equity compensation plan, the 2006 Equity Incentive Plan, which is the only plan under which equity awards have been granted.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans not approved by security holders(1)(2)	10,741,090	7.76	1,597,240
Total	10,741,090	7.76	1,597,240

(1)	Includes the 2006 Equity Incentive Plan, which our Board of Directors adopted in September 2006, and for which there were 7,327,612 options exercisable at the end of our 2012 fiscal year.

(2)	Does not include shares of Berry Plastics Group, Inc. Common Stock already purchased as such shares are already reflected in the company’s outstanding shares.

2006 Equity Incentive Plan

In 2006, we adopted the 2006 Equity Incentive Plan. The purpose of the 2006 Equity Incentive Plan is to further our growth and success, to enable our directors, executive officers and employees to acquire shares of our common stock, thereby increasing their personal interest in our growth and success, and to provide a means of rewarding outstanding performance by such persons. Options granted under the 2006 Equity Incentive Plan may not be assigned or transferred, except to us or by will or the laws of descent or distribution. The 2006 Equity Incentive Plan terminates ten years after adoption and no options may be granted under the plan thereafter. The 2006 Equity Incentive Plan allows for the issuance of non-qualified options, options intended to qualify as “incentive stock options” within the meaning of the Internal Revenue Code, stock appreciation rights and other rights to purchase shares of our common stock.

The employees participating in the 2006 Equity Incentive Plan receive options and stock appreciation rights under the 2006 Equity Incentive Plan pursuant to individual option and stock appreciation rights agreements, the terms and conditions of which (subject to certain exceptions) are substantially identical. Each option agreement provides for the issuance of options to purchase common stock of the company.

At the end of the 2012 fiscal year, there were outstanding options to purchase 10,697,823 shares of our common stock and stock appreciation rights with respect to 43,267 shares of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

The following table sets forth certain information, as of April 1, 2013, regarding the beneficial ownership of the common stock of Berry Plastics Group, Inc. with respect to:

•	each person that is a beneficial owner of more than 5% of its outstanding common stock;

•	each director and each executive officer named in the Summary Compensation Table; and

•	all directors and executive officers as a group.

Upon the completion of this offering, investment funds affiliated with Apollo will own, in the aggregate, approximately 45.8% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock from the selling stockholders. As a result, we will no longer qualify as a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Management—Composition of Board of Directors.”

	Shares Beneficially Owned
Name and Address of Owner(1)	Number(1)	% of Class
Apollo Funds(2)	66,915,477	59.2%
Graham Berry Holdings, L.P.(3)	6,125,000	5.4%
James M. Kratochvil(4)	1,097,948	*
Jonathan Rich(4)	657,487	*
Randall J. Becker(4)	484,390	*
G. Adam Unfried(4)	321,025	*
Thomas E. Salmon(4)	212,158	*
B. Evan Bayh(5)(6)	40,000	*
Anthony M. Civale(5)(6)	58,753	*
Donald C. Graham(5)(7)	39,999	*
Steven C. Graham(5)(7)	39,999	*
Joshua J. Harris(5)(6)	58,753	*
Robert V. Seminara(5)(6)	58,753	*
David B. Heller(4)	15,500	*
Carl J. Rickertsen	15,500	*
All directors and executive officers as a group (18 persons)	4,015,717	3.5%

*	Less than 1% of common stock outstanding.
(1)	The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.
(2)

The amount reported includes shares held of record by Apollo V Covalence Holdings, L.P. (“Covalence V”), Apollo Investment Fund V, L.P. (“AIF V”), Covalence Co-Investment Holdings LLC (“Covalence Co-Invest”), Apollo Investment Fund VI, L.P. (“AIF VI”), AP Berry Holdings, L.P. (“AP Holdings”) and BPC Co-Investment Holdings LLC (“BPC Co-Investment LLC,” and together with Covalence V, AIF V, Covalence Co-Invest, AIF VI and AP Holdings, the “Apollo Funds”). Apollo V Covalence Holdings, LLC (“Covalence LLC”) is the general partner of Covalence V, and Apollo Advisors V, L.P. (“Advisors V”) is

the general partner of AIF V. AP Berry Holdings, LLC (“AP Holdings LLC”) is the general partner of AP Holdings and the fiduciary of Apollo Overseas Partners (Germany) VI, L.P. (“Overseas Germany”), which is a limited partner of AP Holdings, with respect to Overseas Germany’s investment in our common stock. Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI and the managing general partner of Overseas Germany. Apollo Capital Management V, Inc. (“ACM V”) is the general partner of Advisors V, and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. Apollo Principal Holdings I, L.P. (“Principal I”) is the sole stockholder of ACM V and the sole member of ACM VI. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I. Apollo Management V, L.P. (“Management V”) is the manager of Covalence LLC and Covalence Co-Invest, and the investment manager of AIF V. Apollo Management VI, L.P. (“Management VI”) is the manager of AP Holdings LLC, BPC Co-Investment LLC and Overseas Germany, and the investment manager of AIF VI. AIF V Management, LLC (“AIF V LLC”) is the general partner of Management V and AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF V LLC and AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Apollo Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers of Principal I GP, and the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of the shares of our common stock held by the Apollo Funds. Each of the Apollo Funds disclaims beneficial ownership of the shares of our common stock held of record by any of the other Apollo Funds, and each of Covalence LLC, Overseas Germany, Advisors V, AP Holdings LLC, Advisors VI, ACM V, ACM VI, Principal I, Principal I GP, Management V, Management VI, AIF V LLC, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of the shares of our common stock held of record by the Apollo Funds. The address of Covalence V, AP Holdings, AIF V, AIF VI, Covalence LLC, AP Holdings LLC, Advisors V, Advisors VI, ACM V, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of Overseas Germany is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, KY1-9005 Grand Cayman, Cayman Islands. The address of each of Covalence Co-Invest, BPC Co-Investment LLC, Management V, Management VI, AIF V LLC, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(3)	Graham Partners II, L.P., as the sole member of the general partner of Graham Berry Holdings, L.P., has the voting and investment power over the shares held by Graham Berry Holdings, L.P. Each of Messrs. Steven Graham and Donald Graham, who have relationships with Graham Partners II, L.P. and/or Graham Berry Holdings, L.P., disclaims beneficial ownership of any shares of Berry Plastics Group, Inc. that may be deemed beneficially owned by Graham Partners II, L.P. or Graham Berry Holdings, L.P. except to the extent of any pecuniary interest therein. Each of Graham Partners II, L.P. and its affiliates disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest. The address of Graham Partners II, L.P. and Graham Berry Holdings, L.P. is 3811 West Chester Pike, Building 2, Suite 200, Newtown Square, Pennsylvania 19073.
(4)	The address of Messrs. Kratochvil, Becker, Unfried, Salmon, Heller, Rickertsen and Dr. Rich is c/o Berry Plastics Group, Inc., 101 Oakley Street, Evansville, Indiana 47710. Total includes underlying options that are vested or scheduled to vest within 60 days.
(5)	Total represents underlying options that are vested or scheduled to vest within 60 days for each of Messrs. Bayh, Civale, Donald Graham, Steven Graham, Harris and Seminara. Options for 24,500 shares beneficially owned by Steven Graham are held of record by Graham Partners, Inc.
(6)	The address of Messrs. Bayh, Civale, Harris and Seminara is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(7)	The address of Messrs. Steven Graham and Donald Graham is c/o Graham Partners, Inc. is 3811 West Chester Pike, Building 2, Suite 200, Newtown Square, Pennsylvania 19073.

Selling Stockholders

The following table sets forth certain information, as of April 1, 2013, regarding the beneficial ownership of the common stock of Berry Plastics Group, Inc. with respect to the selling stockholders, assuming the underwriters do not exercise their option to purchase additional shares of common stock from the selling stockholders.

	Shares Beneficially Owned Prior to this Offering		Number of Offered in this Offering	Shares Beneficially Owned Upon Completion of this Offering
Name and Address of Owner(1)	Number(1)	% of Class		Number(1)	% of Class
Apollo Funds(2)	66,915,477	59.2%	15,116,349	51,799,128	45.8%
Graham Berry Holdings, L.P.(3)	6,125,000	5.4%	1,383,651	4,741,349	4.2%

(1)	The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.
(2)

The amount reported includes shares held of record by Apollo V Covalence Holdings, L.P. (“Covalence V”), Apollo Investment Fund V, L.P. (“AIF V”), Covalence Co-Investment Holdings LLC (“Covalence Co-Invest”), Apollo Investment Fund VI, L.P. (“AIF VI”), AP Berry Holdings, L.P. (“AP Holdings”) and BPC Co-Investment Holdings LLC (“BPC Co-Investment LLC,” and together with Covalence V, AIF V, Covalence Co-Invest, AIF VI and AP Holdings, the “Apollo Funds”). Of the number of shares beneficially owned prior to this offering, 3,137,702 shares are held by Covalence V, 18,943,216 shares are held by AIF V, 1,225,416 shares are held by Covalence Co-Invest, 22,026,884 shares are held by AIF VI, 20,357,258 shares are held by AP Holdings and 1,225,000 shares are held by BPC Co-Investment LLC. Apollo V Covalence Holdings, LLC (“Covalence LLC”) is the general partner of Covalence V, and Apollo Advisors V, L.P. (“Advisors V”) is the general partner of AIF V. AP Berry Holdings, LLC (“AP Holdings LLC”) is the general partner of AP Holdings and the fiduciary of Apollo Overseas Partners (Germany) VI, L.P. (“Overseas Germany”), which is a limited partner of AP Holdings, with respect to Overseas Germany’s investment in our common stock. Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI and the managing general partner of Overseas Germany. Apollo Capital Management V, Inc. (“ACM V”) is the general partner of Advisors V, and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. Apollo Principal Holdings I, L.P. (“Principal I”) is the sole stockholder of ACM V and the sole member of ACM VI. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I. Apollo Management V, L.P. (“Management V”) is the manager of Covalence LLC and Covalence Co-Invest, and the investment manager of AIF V. Apollo Management VI, L.P. (“Management VI”) is the manager of AP Holdings LLC, BPC Co-Investment LLC and Overseas Germany, and the investment manager of AIF VI. AIF V Management, LLC (“AIF V LLC”) is the general partner of Management V and AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF V LLC and AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Apollo Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers of Principal I GP, and the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of the shares of our common stock held by the Apollo Funds. Each of the Apollo Funds disclaims beneficial ownership of the shares of our common stock held of record by any of the other Apollo Funds, and each of Covalence LLC, Overseas Germany, Advisors V, AP Holdings LLC, Advisors VI, ACM V, ACM VI, Principal I, Principal I GP, Management V, Management VI, AIF V LLC, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings, Management Holdings GP, and Messrs. Black,

Harris and Rowan, disclaims beneficial ownership of the shares of our common stock held of record by the Apollo Funds. The address of Covalence V, AP Holdings, AIF V, AIF VI, Covalence LLC, AP Holdings LLC, Advisors V, Advisors VI, ACM V, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of Overseas Germany is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, KY1-9005 Grand Cayman, Cayman Islands. The address of each of Covalence Co-Invest, BPC Co-Investment LLC, Management V, Management VI, AIF V LLC, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(3)	Graham Partners II, L.P., as the sole member of the general partner of Graham Berry Holdings, L.P., has the voting and investment power over the shares held by Graham Berry Holdings, L.P. Each of Messrs. Steven Graham and Donald Graham, who have relationships with Graham Partners II, L.P. and/or Graham Berry Holdings, L.P., disclaims beneficial ownership of any shares of Berry Plastics Group, Inc. that may be deemed beneficially owned by Graham Partners II, L.P. or Graham Berry Holdings, L.P. except to the extent of any pecuniary interest therein. Each of Graham Partners II, L.P. and its affiliates disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest. The address of Graham Partners II, L.P. and Graham Berry Holdings, L.P. is 3811 West Chester Pike, Building 2, Suite 200, Newtown Square, Pennsylvania 19073.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

Apollo, Graham Partners and certain of our employees who invested in Berry Plastics Group, Inc. entered into a stockholders agreement in 2007 that was amended and restated upon completion of our initial public offering in October 2012. The amended and restated stockholders agreement provides for, among other things, a restriction on the transferability of the equity ownership of the company of each employee and certain other stockholders that are parties thereto, piggyback registration rights, repurchase rights by the company and Apollo in certain circumstances, demand registration rights for Apollo and Graham Partners and board and information rights for Apollo.

In addition, the amended and restated stockholders agreement provides that, except as otherwise required by applicable law, if the Apollo Funds hold (a) at least 50% of our outstanding common stock, it will have the right to designate no fewer than that number of directors that would constitute a majority of our Board of Directors, (b) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate up to five director nominees, (c) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate up to four director nominees, and (d) at least 10% but less than 20% of our outstanding common stock, the Apollo Funds will have the right to designate up to three director nominees. The agreement provides that if the size of the Board of Directors is increased or decreased at any time, the Apollo Funds’ nomination rights will be proportionately increased or decreased, respectively, rounded up to the nearest whole number. The amended and restated stockholders agreement provides that, except as otherwise required by applicable law, the company must take all action within its power to cause all persons nominated by the Apollo Funds pursuant to the provisions described above to be included in the slate of nominees recommended by the Board of Directors to our stockholders for election as directors at each annual meeting of our stockholders and must use all reasonable efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees. In addition, except as otherwise required by applicable law, the Apollo Funds have the right to designate a replacement to fill a vacancy on our Board of Directors that was designated by the Apollo Funds and we are required to take all action within our power to cause such vacancy to be filled by the replacement designated by the Apollo Funds (including by promptly appointing such designee to the Board of Directors). Once the Apollo Funds own less than 10% of our outstanding common stock, they will have no right to designate director nominees under the amended and restated stockholders agreement.

Under the amended and restated stockholders agreement, the approval of a majority of the members of our Board of Directors, which must include the approval of a majority of the directors nominated by the Apollo Funds voting on the matter, is required under certain circumstances. These include, as to us and, to the extent applicable, each of our subsidiaries:

•	the amendment, modification or repeal of any provision of our certificate of incorporation and bylaws or similar organizational documents in a manner that adversely affects Apollo;

•

the issuance of additional shares of any class of our capital stock (other than any award under any stockholder approved equity compensation plan or any intra-company issuance among us and our subsidiaries);

•

a merger or consolidation of us with or into any other entity, or transfer (by lease, assignment, sale or otherwise) of all or substantially all of our and our subsidiaries’ assets, taken as a whole, to another entity, the entry into or agreement to undertake any transaction that would constitute a “Change of Control” as defined in our or our subsidiaries’ principal credit facilities or note indentures;

•

the consummation of any acquisition of the stock or assets of any other entity (other than any of our subsidiaries), in a single transaction or a series of related transactions, involving consideration in excess of $75 million in the aggregate, or the entry into any joint venture requiring a capital contribution in excess of $75 million;

•

the incurrence of indebtedness, in a single transaction or a series of related transactions, aggregating to more than $75 million, except for borrowings under a revolving credit facility that has previously been approved or is in existence (with no increase in maximum availability);

•	making a single or series of related capital expenditures in excess of $25 million in any fiscal year;

•	the declaration of any dividends or other distributions (other than intra-company dividends or distributions of any of our subsidiaries);

•	the termination of the Chief Executive Officer or designation of a new Chief Executive Officer;

•	a change in the size of the Board of Directors; and

•	the creation of any non-wholly owned subsidiary of us or any of our subsidiaries.

These approval rights terminate at such time as the Apollo Funds no longer beneficially own at least 25% of our outstanding common stock. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.”

The amended and restated stockholders agreement provides that Apollo may make one or more written demands of us to require us to register the shares of our common stock owned by the Apollo Funds, and Graham may make up to three such demands with respect to the shares of common stock owned by Graham. In addition, the Apollo Funds, Graham and the stockholders that are parties to the agreement have piggyback rights entitling them to require us to register shares of our common stock owned by them in connection with any registration statements filed by us, subject to certain exceptions. We have agreed to indemnify the Apollo Funds and such stockholders (to the extent they are selling stockholders in any such registration) against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling stockholder for use therein.

Management and Transaction Fees

Prior to our initial public offering on October 3, 2012, the company was charged a management fee by Apollo and Graham Partners, for the provision of management consulting and advisory services provided each year. The management fee was the greater of $3 million or 1.25% of Adjusted EBITDA per year. The company paid $9 million of total management fees to Apollo and Graham Partners in fiscal 2012.

As a result of our initial public offering, the management services agreement with Apollo and Graham Partners was terminated.

Income Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize net operating losses that arose prior to the initial public offering and are therefore attributable to our existing stockholders, option holders and holders of stock appreciation rights (i.e., the Apollo Funds, management and other investors). These net operating loss carryforwards will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

We have entered into an income tax receivable agreement and thereby distributed to our existing stockholders, option holders and holders of our stock appreciation rights the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to this offering.

For purposes of the income tax receivable agreement, cash savings in income tax are computed by reference to the reduction in the liability for income taxes resulting from the utilization of the tax benefits subject to the income tax receivable agreement. The term of the income tax receivable agreement commenced upon consummation of our initial public offering in October 2012 and will continue until all relevant tax benefits have been utilized or have expired.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such tax benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we and our subsidiaries generate in the future, and our and our subsidiaries’ use of net operating loss carryforwards, we expect that during the term of the income tax receivable agreement, the payments that we may make could be material. Assuming no material changes in the relevant tax law and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we would expect that payments under the income tax receivable agreement will aggregate to approximately $300 million to $350 million.

Upon the effective date of the income tax receivable agreement, the company recorded an initial obligation of $300 million ($123 million in Accrued expenses and $177 million in Other long-term liabilities), which is recognized as a reduction of Paid-in capital on the Consolidated Balance Sheet as of December 29, 2012. Any future changes in the realizability of our net operating loss carry forwards that were generated prior to our initial public offering, will impact the amount of the liability that will be paid to our shareholders, option holders and holders of our stock appreciation rights. Changes in the realizability of these tax assets will be recorded in income tax expense (benefit) and any changes in the obligation under the income tax receivable agreement will be recorded in other income (expense). Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our 2016 fiscal year. We expect to pay between $300 million and $350 million in cash related to this agreement, based on our current taxable income estimates. We plan to use cash flow from operations and availability under our line of credit to fund this obligation.

If we undergo a change of control, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Under limited circumstances, payments in connection with stock options and stock appreciation rights may, for tax reasons, need to be deferred following a change of control until the fifth anniversary of this offering.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the income tax receivable agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement and Berry Plastics Corporation’s outstanding notes restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement for any reason, such payments will be deferred and will accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

Other Related Party Transactions

Certain of our management, stockholders and related parties and their affiliates have independently acquired and held financial debt instruments of the company. During fiscal 2012, interest expense included $2 million related to this debt.

BP Parallel, a non-guarantor subsidiary of the Company, invested $21 million to purchase assignments of $21 million of unsecured term loan during the quarter ended December 29, 2012. Of the $21 million assignments purchased, $14 million were purchased from third parties affiliated with Apollo.

In connection with our initial public offering in October 2012, we paid a $1 million underwriting fee to Apollo Global Securities, LLC, an affiliate of Apollo that served as a manager of the offering.

In connection with the incremental assumption agreement Berry Plastics Corporation entered into in February 2013, we paid a $1 million underwriting fee to Apollo Global Securities, LLC, an affiliate of Apollo that served as a manager of the offering.

Review and Approval of Related Party Transactions

In connection with our initial public offering, our Board of Directors adopted a written policy for the review and approval or ratification of any transaction with any related party where the aggregate amount involved is expected to exceed $120,000 and any related party had, has or will have a direct or indirect material interest, with the exception of (i) certain transactions involving another company in which the related party’s only relationship is as a non-executive employee, director or less-than-10% equity owner or limited partner and (ii) certain additional exemptions. Under the policy, the Audit Committee shall review such related party transactions and may approve or ratify them only if it is determined that they are fair as to, and not inconsistent with the best interests of, the company, considering all relevant facts and circumstances. When reviewing a related party transaction, the Audit Committee may take into consideration all of the relevant facts and circumstances available to it, including, to the extent relevant and feasibly provided: (a) the material terms and conditions of the transaction; (b) the related party’s relationship to the company; (c) the related party’s interest in the transaction; (d) the approximate dollar value of the transaction and of the related party’s interest in the transaction; (e) the aggregate amount of all payments or installments to be made, in the case of a transaction providing for periodic payments or installments; (f) the aggregate amount of principal to be outstanding and interest rate payable, in the case of indebtedness; and (g) any other material information.

The policy requires any officer, director or employee of the company or its subsidiaries who becomes aware of a potential related party transaction to notify the Chief Financial Officer or an Executive Vice President of the company, who shall then review the proposed transaction and, if it is expected to fall within the policy, present it to the Audit Committee for review. Under the policy, the Audit Committee must approve any related party transaction by the affirmative vote of a majority of its disinterested members. If advance approval is not feasible, then the Audit Committee must ratify the related party transaction at its next regularly scheduled meeting or the transaction must be rescinded. In addition, the Chair of the Audit Committee may pre-approve or ratify any related party transaction in which the aggregate amount involved is reasonably expected to be less than $100,000.

Other than as described above, the company has not entered into any related party transactions required to be disclosed under SEC rules during fiscal 2012.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

Berry Plastics Corporation is a party to senior secured credit facilities that include a term loan in the principal amount of $1,200 million (the “original term loan), a term loan in the principal amount of $1,400 million (the “additional term loan”) and a revolving credit facility which provides borrowing availability equal to the lesser of (a) $650 million or (b) the borrowing base, which is a function, among other things, of Berry Plastics Corporation’s and certain of its subsidiaries’ accounts receivable and inventory. The original term loan matures on April 3, 2015, the additional term loan matures on February 8, 2020 and the revolving credit facility matures on the earlier of June 28, 2016 and the date that is 45 days prior to the earliest scheduled maturity of Berry Plastics Corporation’s first lien notes, second lien notes (other than the second priority floating rate notes in certain circumstances) or term loan, except to the extent such debt is refinanced according to certain requirements.

The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of:

•	85% of the net amount of eligible accounts receivable; and

•	85% of the net orderly liquidation value of eligible inventory.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

At December 29, 2012, we had unused borrowing capacity of $413 million under the revolving credit facility after giving effect to outstanding letters of credit and borrowing base reserve.

The borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, as determined at our option, either (a) a base rate (“Base Rate”) determined by reference to the higher of (1) the prime rate of Credit Suisse, Cayman Islands Branch, as administrative agent, in the case of the original term loan or additional term loan or Bank of America, N.A., as administrative agent, in the case of the revolving credit facility, (2) the U.S. federal funds rate plus  1/2 of 1% and (3) in the case of the additional term loan, 2.00% or (b) a eurodollar rate (“LIBOR”) determined by reference to the costs of funds for eurodollar deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs (or, in the case of the additional term loan, 1.00%, if higher). The initial applicable margin for LIBOR rate borrowings under the revolving credit facility as amended on June 28, 2011 was 1.75% to 2.25%, under the original term loan is 2.00%, and under the additional term loan is 2.50%. The initial applicable margin for base rate borrowings under the revolving credit facility as amended was 0.00%, under the original term loan was 1.00% and under the additional term loan was 1.50%. The applicable margin for such borrowings under the revolving credit facility is adjusted depending on quarterly average daily unused borrowing capacity under the revolving credit facility.

The original term loan requires minimum quarterly principal payments of $3 million for the first eight years, commencing in June 2007, with the remaining amount payable on April 3, 2015. The additional term loan requires minimum quarterly principal payments of $3.5 million, commencing in June 2013 through December 2019, with the remaining amount payable on February 8, 2020. In addition, Berry Plastics Corporation must prepay the outstanding original term loans and additional term loans, subject to certain exceptions, with:

•

50% (which percentage is (a) subject to a minimum of 0% upon the achievement of certain leverage ratios and (b) will automatically be reduced to 0% as and from the date upon which no amounts of principal or interest with respect to the original term loan is outstanding) of excess cash flow (as defined in the term loan credit agreement); and

•

100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if Berry Plastics Corporation does not reinvest or commit to reinvest those proceeds in assets to be used in its business or to make certain other permitted investments within 15 months, subject to certain limitations.

In addition to paying interest on outstanding principal under the senior secured credit facilities, Berry Plastics Corporation is required to pay a commitment fee to the lenders under the revolving credit facilities in respect of the unutilized commitments thereunder at a rate equal to 0.375% to 0.50% per annum depending on the average daily available unused borrowing capacity. Berry Plastics Corporation also pays a customary letter of credit fee, including a fronting fee of 0.125% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

Berry Plastics Corporation may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurodollar loans, except that Berry Plastics Corporation would be required to pay a 1.0% premium on any principal amount of the additional term loan prepaid on or prior to February 8, 2014 in connection with certain repricing transactions (as described in greater detail in the credit agreement relating to the original term loan and the additional term loan).

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Berry Plastics Corporation’s ability and the ability of its subsidiaries to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend organizational documents;

•	change the business conducted by Berry Plastics Corporation and its subsidiaries;

•	change Berry Plastics Corporation’s fiscal year end; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the revolving credit facility requires Berry Plastics Corporation to maintain a minimum fixed charge coverage ratio at any time when the aggregate unused revolver capacity falls below either 10% of the lesser of the revolving credit facility commitments and the borrowing base (and for ten consecutive days following the date upon which availability exceeds such threshold) or during the continuation of an event of default. In that event, Berry Plastics Corporation must satisfy a minimum fixed charge coverage ratio requirement of 1.0:1.0. The term loan facility also requires Berry Plastics Corporation to use commercially reasonable efforts to maintain corporate ratings from each of Moody’s and S&P for the term loan facility. The senior secured credit facilities also contain certain other customary affirmative covenants and events of default.

All obligations under the senior secured credit facilities are unconditionally guaranteed by Berry Plastics Group, Inc. and, subject to certain exceptions, each of Berry Plastics Corporation’s existing and future direct and indirect domestic subsidiaries. The guarantees of those obligations are secured by substantially all of Berry Plastics Corporation’s assets and those of each domestic subsidiary guarantor as well as the equity interests in Berry Plastics Corporation held by Berry Plastics Group, Inc.

Second Priority Senior Secured Notes

In connection with the issuance of $800 million of second priority notes (the “November 2010 second priority notes”) in November 2010, Berry Plastics Corporation conducted tender offers to purchase for cash any and all of the outstanding 2006 second priority fixed rate notes and 2009 second priority fixed rate notes. Berry Plastics Corporation also redeemed all such notes not validly tendered in the tender offers, and satisfied and discharged the indenture relating to the 2009 second priority fixed rate notes. Berry Plastics Corporation used the proceeds from the issuance of the November 2010 second priority notes along with cash on hand to fund the repurchase of the 2006 second priority fixed rate notes and the 2009 second priority fixed rate notes pursuant to the tender offers and subsequent redemption of such notes.

In April 2010, Berry Plastics Corporation issued $500 million in aggregate principal amount of 9 1/2% second priority senior secured notes due 2018 (the “April 2010 second priority fixed rate notes”), and in November 2010, Berry Plastics Corporation issued $800 million of second priority notes due 2018 (the “November 2010 second priority notes, and together with the April 2010 second priority notes, the “existing second priority senior secured notes”). The April 2010 second priority fixed rate notes will mature on May 15, 2018, and the November 2010 second priority notes will mature on January 15, 2021. All of Berry Plastics Corporation’s existing second priority senior secured notes are secured, senior obligations and are guaranteed on a second priority secured, senior basis by each of Berry Plastics Corporation’s subsidiaries that guarantees its senior secured credit facilities. The existing second priority senior secured notes are also guaranteed on an unsecured basis by Berry Plastics Group, Inc. No principal payments are required with respect to the existing second priority senior secured notes prior to maturity.

The April 2010 second priority fixed rate notes may be redeemed, at Berry Plastics Corporation’s option, prior to May 15, 2014, at a price equal to 100% of the principal amount of the April 2010 second priority fixed rate notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the redemption date, plus an applicable premium. On or after May 15, 2014, Berry Plastics Corporation may redeem some or all of the April 2010 second priority fixed rate notes at redemption prices set forth in the indenture relating to the April 2010 second priority fixed rate notes. The November 2010 second priority notes may be redeemed, at Berry Plastics Corporation’s option, prior to January 15, 2016, at a price equal to 100% of the principal amount of the 2010 second priority fixed rate notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the redemption date, plus an applicable premium. On or after January 15, 2016, Berry Plastics Corporation may redeem some or all of the November 2010 second priority notes at redemption prices set forth in the indenture relating to the November 2010 second priority notes. If a change of control occurs, Berry Plastics Corporation must give holders of the existing second priority senior secured notes an opportunity to sell their notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest.

The indentures relating to the existing second priority senior secured notes contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Berry Plastics Corporation and its restricted subsidiaries to incur indebtedness or issue disqualified stock or preferred stock, pay dividends or redeem or repurchase stock, make certain types of investments, sell assets, incur certain liens, enter into agreements restricting dividends or other payments from subsidiaries, enter into certain transactions with affiliates and consolidate, merge or sell all or substantially all of its assets.

The indentures relating to the existing second priority senior secured notes provide that Berry Plastics Corporation may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not Berry Plastics Corporation is the surviving person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any person unless certain requirements in the applicable indenture are met.

Each indenture relating to the existing second priority senior secured notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all the then-outstanding existing second priority senior secured notes under such indenture to be due and payable immediately.

Covenant Compliance

Berry Plastics Corporation’s fixed charge coverage ratio, as defined in the revolving credit facility, is calculated based on a numerator consisting of Adjusted EBITDA less income taxes paid in cash and capital expenditures, and a denominator consisting of scheduled principal payments in respect of indebtedness for borrowed money, interest expense and certain distributions. Berry Plastics Corporation’s fixed charge coverage ratio, as defined in the indentures relating to the existing first priority senior secured notes, existing second priority senior secured notes and senior subordinated notes, is calculated based on a numerator consisting of Adjusted EBITDA, and a denominator consisting of interest expense and certain distributions. Berry Plastics Corporation is required, under its debt incurrence covenant, to use a rolling four quarter Adjusted EBITDA in its calculations.

Berry Plastics Corporation is required to maintain a minimum fixed charge coverage ratio of 1.0:1.0 under the revolving credit facility at any time when the aggregate unused capacity under the revolving credit facility is less than either 10% of the lesser of the revolving credit facility commitments and the borrowing base (and for 10 consecutive days following the date upon which availability exceeds such threshold) or during the continuation of an event of default. At December 29, 2012, Berry Plastics Corporation had unused borrowing capacity of $413 million under the revolving credit facility subject to a borrowing base.

Failure to maintain a first lien secured indebtedness ratio of 4.0 to 1.0 under the credit facility relating to the original term loan and the additional term loan, a fixed charge coverage ratio of 2.0:1.0 under the indentures relating to the existing second priority senior secured notes, and unused borrowing capacity under the revolving credit facility of at least 15% of the lesser of the borrowing base and the aggregate revolving commitments (the “minimum amount”), or, if between $45 million and such minimum amount, a fixed charge coverage ratio of 1.0:1.0 under the revolving credit facility, can result in limiting our long-term growth prospects by hindering Berry Plastics Corporation’s ability to incur additional indebtedness, effect acquisitions, enter into certain significant business combinations, make distributions or redeem indebtedness.

Berry Plastics Group, Inc. Term Loan Credit Agreement

Berry Plastics Group, Inc. entered into a term loan credit facility on June 5, 2007, providing for term loans of $500 million in original principal amount. The term loans mature on June 5, 2014, are unsecured senior obligations of Berry Plastics Group, Inc. and are not guaranteed by any of its subsidiaries.

The borrowings under the Berry Plastics Group, Inc. term loan facility bear interest at a rate equal to an applicable margin plus, as determined at Berry Plastics Group, Inc.’s option, either (a) a base rate (“Base Rate”) determined by reference to the higher of (1) the prime rate of Credit Suisse, Cayman Islands Branch, as administrative agent, and (2) the U.S. federal funds rate plus 1/2 of 1% or (b) a eurodollar rate (“LIBOR”) determined by reference to the costs of funds for eurodollar deposits in dollars in the London interbank market for a three-month interest period, adjusted for certain additional costs. The initial applicable margin for LIBOR borrowings under the Berry Plastics Group, Inc. term loan facility was 6.25% per annum, and the initial applicable margin for base rate borrowings was 5.25% per annum.

For any interest period ending on or prior to June 5, 2012, Berry Plastics Group, Inc. may, at its option, elect to pay interest on the term loans (a) in cash, (b) by increasing the outstanding principal amount of the term loans by the amount of interest accrued during such interest period (a “PIK Election”) or (c) by paying 50% of the interest accrued during such period in cash and 50% by PIK Election. Any portion of interest subject to a PIK Election shall be payable at LIBOR plus the applicable margin plus an additional 0.75% per annum. With respect to any interest period ending after June 5, 2012, interest will be payable in cash.

If the term loans would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) from time to time and the regulations promulgated and the rulings issued thereunder, then at the end of each interest period ending after June 5, 2012, Berry Plastics Group, Inc. must repay in cash a portion of each term loan then outstanding equal to the portion of a term loan required to be repaid to prevent such term loan from being treated as an “applicable high yield discount obligation.”

Berry Plastics Group, Inc. may repay some or all of the term loans, at its option, at 100% of the principal amount of the term loans repaid, plus accrued and unpaid interest.

Upon the occurrence of a change of control of Berry Plastics Group, Inc., lenders of Berry Plastics Group, Inc. term loans have the right to have their loans repaid at 101% of the principal amount thereof plus accrued and unpaid interest.

The credit agreement relating to the Berry Plastics Group, Inc. term loans contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Berry Plastics Group, Inc. and its restricted subsidiaries to incur indebtedness or issue disqualified stock or preferred stock, pay dividends or redeem or repurchase stock, make certain types of investments, sell assets, incur certain liens, enter into agreements restricting dividends or other payments from subsidiaries, enter into certain transactions with affiliates and consolidate, merge or sell all or substantially all of their assets. The outstanding balance of the Senior Unsecured Term Loan was $18 million as of December 29, 2012.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, and of specific provisions of Delaware law.

General

Our capital stock consists of a total of 450 million authorized shares, of which 400 million shares, par value $0.01 per share, are designated as common stock and 50 million shares, par value $0.01, are designated as preferred stock. Immediately following the completion of this offering, we will have 113,093,973 shares of common stock outstanding. There will be no shares of preferred stock outstanding immediately following this offering.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as our Board of Directors from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors comprising our Board of Directors is determined from time to time by our Board of Directors, and only a majority of the Board of Directors may fix the number of directors. We have availed ourselves of the “controlled company” exception under applicable national securities exchange corporate governance rules, which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. Following this offering, we expect that we will no longer be a “controlled company” under NYSE rules. The Board of Directors will take all action necessary to comply with the applicable stock exchange rules, including appointing a majority of independent directors to the Board of Directors within one year of the date we no longer qualify as a “controlled company” and appointing at least one independent member to each of the compensation and nominating and governance committees prior to the date we no longer qualify as a “controlled company,” at least a majority of independent members within 90 days of such date and compensation and nominating and governance committees composed entirely of independent directors within one year of such date.

We currently have nine directors. Our amended and restated bylaws provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors is elected at the annual meeting of stockholders, with such elections decided by plurality vote, each year, except as provided in the amended and restated stockholders agreement. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. Each director holds office until his successor is duly elected and qualified or until his earlier death, resignation or removal. Any vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, except as provided in the amended and restated stockholders agreement, as described below. Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors. At any meeting of our Board of Directors, except as otherwise required by law, a majority of the total number of directors that the company would have if there were no vacancies constitutes a quorum for all purposes.

The amended and restated stockholders agreement the company entered into with the Apollo Funds and certain stockholders in connection with our initial public offering provides that, except as otherwise required by applicable law, if the Apollo Funds hold (a) at least 50% of our outstanding common stock, it will have the right to designate no fewer than that number of directors that would constitute a majority of our Board of Directors, (b) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate up to five director nominees, (c) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate up to four director nominees, and (d) at least 10% but less than 20% of our outstanding common stock, the Apollo Funds will have the right to designate up to three director nominees. The agreement provides that if the size of the Board of Directors is increased or decreased at any time, the Apollo Funds’ nomination rights will be proportionately increased or decreased, respectively, rounded up to the nearest whole number. The amended and restated stockholders agreement provides that, except as otherwise required by applicable law, the company must take all action within its power to cause all persons nominated by the Apollo Funds pursuant to the provisions described above to be included in the slate of nominees recommended by the Board of Directors to our stockholders for election as directors at each annual meeting of our stockholders and must use all reasonable efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees. In addition, except as otherwise required by applicable law, the Apollo Funds have the right to designate a replacement to fill a vacancy on our Board of Directors that was designated by the Apollo Funds and we are required to take all action within our power to cause such vacancy to be filled by the replacement designated by the Apollo Funds (including by promptly appointing such designee to the Board of Directors). If the Apollo Funds no longer own at least 10% of our outstanding common stock, they will have no right to designate director nominees under the amended and restated stockholders agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

In addition, the amended and restated stockholders agreement provides that until such time as the Apollo Funds no longer beneficially own at least 25% of the total number of shares of our common stock outstanding at any time, the approval of a majority of the members of our Board of Directors, which must include the approval of a majority of the directors nominated by the Apollo Funds voting on the matter, is required for amendments to our certificate of incorporation and bylaws, certain business combinations, the incurrence of certain indebtedness, certain capital expenditures, the declaration of dividends or other distributions other than intra-company dividends or distributions, changes in the size of the Board of Directors and to approve certain other matters. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Special Meetings of Stockholders

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by the Board of Directors or chairman, and only proposals included in the company’s notice or otherwise brought before the meeting by or at the direction of the Board may be considered at such special meetings.

Section 203 of the DGCL

In our amended and restated certificate of incorporation, we have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner prescribed therein. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our Board of Directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. See “—Preferred Stock.”

Classified Board; Number of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and the number of directors on our Board of Directors may be fixed only by the majority of our Board of Directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors, Vacancies

Our amended and restated certificate of incorporation provides that stockholders will be able to remove directors only by the affirmative vote of the holders of a majority of the voting power entitled to vote for the election of directors and only for cause. Vacancies on our Board of Directors may be filled only by a majority of our Board of Directors then in office, although less than a quorum, except as provided in the amended and restated stockholders agreement, which provides that except as otherwise required by applicable law, the Apollo Funds have the right to designate a replacement to fill a vacancy on our Board of Directors that was designated by them. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would be available to the holders of our common stock if our amended and restated certificate of incorporation did not negate cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation does not permit stockholder action without a meeting by consent if less than 50.1% of our outstanding common stock is owned by the Apollo Funds. Our amended and restated bylaws also provide that special meetings of the stockholders may be called only by the Board or chairman, and only proposals included in the company’s notice or otherwise brought before the meeting by or at the direction of the Board may be considered at such special meetings.

Advance Notice Requirements for Stockholders Proposals and Director Nominations

Our amended and restated bylaws provides that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally has to be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely has to be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute

In our amended and restated certificate of incorporation, we have elected not to be subject to Section 203 of the DGCL, which would have imposed additional requirements regarding certain mergers and other business combinations.

All the foregoing proposed provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. In addition, under the amended and restated stockholders agreement, until such time as the Apollo Funds no longer beneficially own at least 25% of the total number of shares of our common stock outstanding at any time, the approval of a majority of the members of our Board of Directors, which must include the approval of a majority of the directors nominated by the Apollo Funds voting on the matter, is required for certain business combinations and to approve certain other matters. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that no officer or director of us who is also an officer, director, employee, managing director or other affiliate of Apollo or Graham will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo or Graham, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Apollo or Graham, as applicable.

Amendment of Our Certificate of Incorporation

Under Delaware law, our amended and restated certificate of incorporation provides that it may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote in the election of directors; provided that Apollo’s prior written consent is required for any amendment, modification or repeal of the provisions discussed above regarding the ability of Apollo-related directors to direct or communicate corporate opportunities to Apollo.

Amendment of Our Bylaws

Our amended and restated bylaws provide that except as provided in the amended and restated stockholders agreement, they can be amended by the vote of a majority of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote or by the vote of a majority of the Board.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions assist in attracting and retaining qualified individuals to serve as directors.

Listing

Shares of common stock are listed on the NYSE under the symbol “BERY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

No predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for the common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to an Investment in our Common Stock and this Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of 113,093,973 shares of our common stock outstanding. Of these shares, all of the 29,411,764 shares of our common stock sold in our initial public offering and the 16,500,000 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 67,182,209 shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

We have granted Apollo and Graham demand and incidental registration rights with respect to the shares of our common stock owned by the Apollo Funds and Graham, respectively, and we have also granted certain employees and others who own equity in the company incidental registration rights with respect to the shares of our common stock owned by them. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Equity Incentive Plan

We have registered on a registration statement on Form S-8 under the Securities Act 9,297,750 shares of common stock issuable pursuant to the 2012 Plan and 12,338,837 shares of common stock issuable pursuant to the 2006 Equity Incentive Plan. Shares of our common stock issuable upon the exercise of options grants or to be granted under the 2012 Plan and the 2006 Equity Incentive Plan will be freely tradeable without restriction under the Securities Act, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We, our directors and executive officers and the selling stockholders have agreed not to directly or indirectly, sell or dispose of any shares of our common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions, including an exception for 15% of the shares held by each executive officer who is not a director, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), will be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year will be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement prior to the effective date of our initial public offering, and who is not deemed to have been our “affiliate” during the immediately preceding 90 days, will be entitled to sell these shares in reliance upon Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144. The shares that may be sold in compliance with Rule 701 that are subject to lock-up agreements as described above and under the section titled “Underwriters” will not become eligible for sale until expiration or waiver of the restrictions set forth in those agreements.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the heading “Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. We believe that we currently are not, and we do not anticipate becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

New Legislation

Under recently enacted legislation and administrative guidance, a United States federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to our common stock after December 31, 2013 to, and on gross proceeds from sales or other dispositions of our common stock after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	3,836,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,836,250
Deutsche Bank Securities Inc.	1,567,500
Goldman, Sachs & Co.	1,567,500
Credit Suisse Securities (USA) LLC	1,567,500
Robert W. Baird & Co. Incorporated	1,138,500
Barclays Capital Inc.	825,000
SunTrust Robinson Humphrey, Inc.	825,000
Wells Fargo Securities, LLC	495,000
Apollo Global Securities, LLC	841,500

Total	16,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	the representations and warranties made by the selling stockholders are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

It is possible that the shares will not trade at or above the offering price following the offering.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.357 per share. After the offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the underwriting discounts and expenses the selling stockholders will pay to the underwriters. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$17.00	$280,500,000	$322,575,000
Underwriting discounts and commissions	$0.595	$9,817,500	$11,290,125
Proceeds, before expenses, to the selling stockholders	$16.405	$270,682,500	$311,284,875

The expenses of the offering, not including the underwriting discount, are estimated at approximately $1 million and are payable by us.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters to purchase up to 2,475,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any options to purchase additional shares. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Lock-up Agreements

We, our directors and executive officers and the selling stockholders have agreed that, subject to certain exceptions, including an exception for 15% of the shares held by each executive officer who is not a director, for 90 days after the date of this prospectus, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock, whether any such swap or transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period referred to above we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the restricted period referred to above, we announce that we will issue an earnings release or we become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day restricted period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreements, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Listing

Our common stock is listed on the NYSE under the symbol “BERY.”

Determination of Offering Price

The offering price will be determined through negotiations among Apollo and Graham and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the offering price are:

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain underwriters or their respective affiliates act as lenders or agents under, and as consideration therefor received customary fees and expenses in connection with, our credit facilities and certain underwriters or their respective affiliates are holders of certain of our outstanding notes.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. In addition, because Apollo, as a selling stockholder, will receive more than 5% of the net proceeds of this offering, a “conflict of interest” also exists under Rule 5121(f)(5)(c)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Since Apollo is not primarily responsible for managing this offering and the securities have a “bona fide public market,” as defined in FINRA Rule 5121(f)(3), the appointment of a “qualified independent underwriter” is not required pursuant to Rule 5121(a)(1). As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Japan

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz, New York, New York, will pass upon for us the validity of the shares of our common stock offered hereby. The underwriters have been represented by Cahill Gordon  & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Berry Plastics Group, Inc. as of September 29, 2012 and October 1, 2011 and for each of the three years in the period ended September 29, 2012, appearing in the prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the United States Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act relating to the common stock that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Berry Plastics Group, Inc.

101 Oakley Street

Evansville, IN 47710

Attention: General Counsel

(812) 424-2904

We also maintain an Internet site at http://www.berryplastics.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports (if applicable), make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS OF BERRY PLASTICS GROUP, INC.

Consolidated Balance Sheets at December 29, 2012 and September 29, 2012	F-2
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Quarterly Period ended December 29, 2012 and December 31, 2011	F-3
Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Quarterly Period ended December 29, 2012 and December 31, 2011	F-4
Consolidated Statements of Cash Flows for the Quarterly Period ended December 29, 2012 and December 31, 2011	F-5
Notes to Consolidated Financial Statements	F-6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF BERRY PLASTICS GROUP, INC.

Report of Independent Registered Public Accounting Firm	F-19
Consolidated Balance Sheets at September 29, 2012 and October 1, 2011	F-20
Consolidated Statements of Operations for the Fiscal Years ending September 29, 2012, October 1, 2011 and October 2, 2010	F-21
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Fiscal Years ending September 29, 2012, October 1, 2011 and October 2, 2010	F-22
Consolidated Statements of Cash Flows for the Fiscal Years ending September 29, 2012, October 1, 2011 and October 2, 2010	F-23
Notes to Consolidated Financial Statements	F-24

Berry Plastics Group, Inc.

Consolidated Balance Sheets

(in millions of dollars, except per share data)

	December 29, 2012	September 29, 2012
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$32	$87
Accounts receivable (less allowance of $3 at December 29, 2012 and September 29, 2012)	396	455
Inventories	551	535
Deferred income taxes	185	114
Prepaid expenses and other current assets	31	42

Total current assets	1,195	1,233
Property, plant, and equipment, net	1,223	1,216
Goodwill, intangible assets and deferred costs	2,620	2,636
Other assets	12	21

Total assets	$5,050	$5,106

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$285	$306
Accrued expenses and other current liabilities	385	300
Current portion of long-term debt	43	40

Total current liabilities	713	646
Long-term debt, less current portion	3,932	4,431
Deferred income taxes	381	315
Other long-term liabilities	337	166

Total liabilities	5,363	5,558
Commitments and contingencies
Redeemable shares	—	23
Stockholders’ equity (deficit):
Common stock; ($0.01 par value; 400,000,000 shares authorized; 113,038,346 shares issued and outstanding as of December 29, 2012; 84,696,218 issued and 83,209,232 outstanding as of September 29, 2012)	1	1
Paid-in capital	300	131
Notes receivable—common stock	(2)	(2)
Non-controlling interest	3	3
Accumulated deficit	(571)	(561)
Accumulated other comprehensive loss	(44)	(47)

Total stockholders’ equity (deficit)	(313)	(475)

Total liabilities and stockholders’ equity (deficit)	$5,050	$5,106

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Consolidated Statements of Operations and

Comprehensive Income (Loss)

(Unaudited)

(in millions of dollars, except per share data)

	Quarterly Period Ended
	December 29, 2012	December 31, 2011
Net sales	$1,072	$1,137
Costs and expenses:
Cost of goods sold	895	985
Selling, general and administrative	77	72
Amortization of intangibles	27	28
Restructuring and impairment charges	5	23

Operating income	68	29
Debt extinguishment	16	—
Other income	(3)	(4)
Interest expense	70	83

Loss before income taxes	(15)	(50)
Income tax benefit	(5)	(19)

Net loss	(10)	(31)

Net loss per share:
Basic	(0.09)	(0.37)
Diluted	(0.09)	(0.37)
Weighted-average number of shares outstanding: (in thousands)
Basic	111,352	83,851
Diluted	111,352	83,851

Comprehensive loss	$(7)	$(31)

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

For the Quarterly Period Ended December 29, 2012 and December 31, 2011

(Unaudited)

(in millions of dollars)

	Common Stock	Paid-in Capital	Notes Receivable- Common Stock	Non- controlling Interest	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at October 1, 2011	$—	$143	$(2)	$3	$(48)	$(563)	$(467)
Stock compensation expense	—	1	—	—	—	—	1
Derivative amortization	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(31)	(31)

Balance at December 31, 2011	—	144	(2)	3	(47)	(594)	(496)

Balance at September 29, 2012	$1	$131	$(2)	$3	$(47)	$(561)	$(475)
Proceeds from issuance of common stock	—	4	—	—	—	—	4
Stock compensation expense	—	4	—	—	—	—	4
Termination of redeemable shares redemption requirement	—	23	—	—	—	—	23
Proceeds from initial public offering	—	438	—	—	—	—	438
Initial obligation under tax receivable agreement	—	(300)	—	—	—	—	(300)
Derivative amortization	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(10)	(10)
Currency translation	—	—	—	—	2	—	2

Balance at December 29, 2012	$1	$300	$(2)	$3	$(44)	$(571)	$(313)

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of dollars)

	Quarterly Period Ended
	December 29, 2012	December 31, 2011
Cash Flows from Operating Activities:
Net loss	$(10)	$(31)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	60	61
Amortization of intangibles	27	28
Non-cash interest expense	5	5
Deferred income tax expense (benefit)	(5)	(18)
Loss on disposal and impairment of assets	—	21
Debt extinguishment	16	—
Other non-cash expense (income)	5	—
Changes in operating assets and liabilities:
Accounts receivable, net	61	80
Inventories	(14)	48
Prepaid expenses and other assets	12	(7)
Accounts payable and other liabilities	(70)	(98)

Net cash from operating activities	87	89

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(45)	(45)
Proceeds from sale of assets	2	8
Acquisition of businesses, net of cash acquired	(20)	—

Net cash from investing activities	(63)	(37)

Cash Flows from Financing Activities:
Proceeds from long-term borrowings	1	—
Repayments on long-term borrowings	(522)	(65)
Proceeds from issuance of common stock	4	—
Proceeds from initial public offering	438	—

Net cash from financing activities	(79)	(65)
Effect of exchange rate changes on cash	—	—

Net change in cash	(55)	(13)
Cash and cash equivalents at beginning of period	87	42

Cash and cash equivalents at end of period	$32	$29

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements

(Unaudited)

1.	Background

Berry Plastics Group, Inc. (“Berry” or the “Company”) is a leading provider of value-added plastic consumer packaging and engineered materials with a track record of delivering high-quality customized solutions to our customers. Representative examples of our products include thermoform drink cups, thin-wall containers, blow-molded bottles, specialty closures, prescription vials, specialty plastic films, adhesives and corrosion protection materials. We sell our solutions predominantly into consumer-oriented end-markets, such as food and beverage, healthcare and personal care.

2.	Basis of Presentation

Berry is majority owned by affiliates of Apollo Management, L.P. (“Apollo”) and Graham Partners (“Graham”). Berry, through its wholly-owned subsidiaries operates in four primary segments: Rigid Open Top, Rigid Closed Top, Engineered Materials, and Flexible Packaging. The Company’s customers are located principally throughout the United States, without significant concentration in any one region or with any one customer. The accompanying unaudited Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full fiscal year. For further information, refer to the consolidated financial statements and footnotes thereto included in this prospectus under “Index to Consolidated Financial Statements.” All intercompany transactions have been eliminated. The Company issued financial statements by filing with the Securities and Exchange Commission and has evaluated subsequent events up to the time of the filing.

Reclassification Adjustments

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. The Company historically presented Other operating expenses in its Consolidated Statements of Operations, which consisted predominately of business optimization costs and management fees to affiliates of Apollo and Graham. The Company has eliminated separate presentation of Other operating expenses from its Consolidated Statements of Operations to better align with the way the Company is reviewing its operating results. For the quarterly periods ended December 29, 2012 and December 31, 2011 business optimization costs were $9 million and $13 million, respectively and are included in Cost of goods sold. For the quarterly periods ended December 29, 2012 and December 31, 2011 management fees were $0 and $2 million, respectively, and are included in Selling, general and administrative expenses.

Initial Public Offering

In October 2012, the Company filed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. In conjunction with the initial public offering the Company executed a 12.25 for one stock split of the Company’s common stock. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented. Transaction fees totaling $33 million were included in Paid-in capital on the Consolidated Balance Sheets. Proceeds, net of transaction fees, of $438 million and cash from operations were used to repurchase $455 million of 11% Senior Subordinated Notes due September 2016. As part of the repurchase the Company paid premiums of $13 million and wrote-off $3 million of deferred financing fees.

Tax Receivable Agreement

In connection with the initial public offering, the Company entered into an income tax receivable agreement (“TRA”) that provides for the payment to pre-initial public offering stockholders, option holders and holders of our stock appreciation rights, 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that are actually realized (or are deemed to be realized in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to the initial public offering. The Company expects to pay between $300 million and $350 million in cash related to this agreement. This range is based on the Company’s assumptions using various items, including valuation analysis and current tax law. Upon the effective date of the TRA, the Company recorded an initial obligation of $300 million ($123 million in Accrued expenses and $177 million in Other long-term liabilities) which is recognized as a reduction of Paid-in capital on the Consolidated Balance Sheet as of December 29, 2012. Changes in the recorded net deferred income tax assets will result in changes in the TRA obligation, and such changes will be recorded as Other expense (income) in the Consolidated Statement of Operations. Payments under the TRA are not conditioned upon the parties’ continued ownership of the Company.

Redeemable Common Stock

As of September 29, 2012, the Company had entered into agreements with former employees that required the Company to redeem this common stock at pre-determined dates. Historical redemption of this stock was based on the fair value of the stock on the fixed redemption date. This redeemable common stock was recorded at its fair value in temporary equity and changes in the fair value were recorded in additional paid in capital each period. Upon completion of the initial public offering, the redemption requirement terminated resulting in the Company reclassifying the shares into equity on the Consolidated Balance Sheets.

Other Related Party Transactions

The Company recorded management fees of $2 million for the quarterly period ended December 31, 2011, charged by Apollo and other investors to the Company. The Company’s management fee agreement with Apollo and other investors terminated upon completion of the initial public offering.

BP Parallel LLC, a non-guarantor subsidiary of the Company, invested $21 million to purchase assignments of $21 million of unsecured term loan during the quarter ended December 29, 2012. Of the $21 million assignments purchased, $14 million were purchased from third parties affiliated with Apollo.

3.	Acquisitions

Stopaq®

In June 2012, the Company acquired 100% of the shares of Frans Nooren Beheer B.V. and its operating companies (“Stopaq”) for a purchase price of $65 million ($62 million, net of cash acquired). Stopaq is the inventor and manufacturer of patented visco-elastic technologies for use in corrosion prevention, sealing and insulation applications ranging from pipelines to subsea piles to rail and cable joints. The newly added business is operated in the Company’s Engineered Materials reporting segment. To finance the purchase, the Company used cash on hand and existing credit facilities. The Stopaq acquisition has been accounted for under the purchase method of accounting, and accordingly, the preliminary purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. The Company has not finalized the purchase price allocation to the fair value on fixed assets, deferred income taxes, intangibles and is reviewing all the working capital acquired. The Company has recognized goodwill on this transaction as a result of expected synergies. A portion of the goodwill will not be deductible for tax purposes.

Prime Label

In October 2012, the Company acquired 100% of the shares of Prime Label and Screen Incorporated (“Prime Label”) for a purchase price of $20 million. Prime is a leader in specialty re-sealable labels, including a patented rigid lens closure system. The newly added business is operated in the Company’s Flexible Packaging reporting segment. To finance the purchase, the Company used cash on hand and existing credit facilities. The Prime Label acquisition has been accounted for under the purchase method of accounting, and accordingly, the preliminary purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. The Company has not finalized the purchase price allocation to the fair value on fixed assets, deferred income taxes, intangibles and is reviewing all the working capital acquired. The Company has recognized goodwill on this transaction as a result of expected synergies. A portion of the goodwill will not be deductible for tax purposes.

4.	Restructuring and Impairment Charges

The Company incurred restructuring costs related to severance, asset impairment and facility exit costs of $5 million and $23 million for the quarterly period ended December 29, 2012 and December 31, 2011, respectively. The tables below set forth the significant components of the restructuring charges recognized for the quarterly period ended December 29, 2012 and December 31, 2011, by segment:

	Quarterly Period Ended
	December 29, 2012	December 31, 2011
Rigid Open Top
Severance and termination benefits	$1	$—

Total	$1	$—

Rigid Closed Top
Severance and termination benefits	$1	$2
Facility exit costs and other	1	—
Asset impairment	—	3

Total	$2	$5

Engineered Materials
Severance and termination benefits	$1	$1
Facility exit costs and other	—	1
Asset impairment	—	16

Total	$1	$18

Flexible Packaging
Severance and termination benefits	—	$—
Facility exit costs and other	$1	—
Asset impairment	—	—

Total	$1	$—

Consolidated
Severance and termination benefits	$3	$3
Facility exit costs and other	2	1
Asset impairment	—	19

Total	$5	$23

The table below sets forth the activity with respect to the restructuring accrual at September 29, 2012 and December 29, 2012:

	Severance and termination benefits	Facilities exit costs and other	Non-cash	Total
Balance at October 1, 2011	$4	$3	$—	$7
Charges	7	4	20	31
Non-cash asset impairment	—	—	(20)	(20)
Cash payments	(7)	(4)	—	(11)

Balance at September 29, 2012	4	3	—	7
Charges	3	2	—	5
Cash payments	(2)	(2)	—	(4)

Balance at December 29, 2012	$5	$3	$—	$8

5.	Accrued Expenses, Other Current Liabilities and Other Long-Term Liabilities

The following table sets forth the totals included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

	December 29, 2012	September 29, 2012
Employee compensation, payroll and other taxes	$61	$95
Interest	62	60
Rebates	78	68
TRA obligation	123	—
Other	61	77

	$385	$300

The following table sets forth the totals included in Other long-term liabilities on the Consolidated Balance Sheets.

	December 29, 2012	September 29, 2012
Lease retirement obligation	$21	$20
Sale-lease back deferred gain	33	34
Pension liability	82	84
TRA obligation	177	—
Other	24	28

	$337	$166

6.	Long-Term Debt

Long-term debt consists of the following:

	Maturity Date	December 29, 2012	September 29, 2012
Term loan	April 2015	$1,134	$1,134
Revolving line of credit	June 2016	44	73
First Priority Senior Secured Floating Rate Notes	February 2015	681	681
8 1/4% First Priority Senior Secured Notes	November 2015	370	370
Second Priority Senior Secured Floating Rate Notes	September 2014	210	210
9 1/2% Second Priority Senior Secured Notes	May 2018	500	500
9 3/4% Second Priority Senior Secured Notes	January 2021	800	800
Senior Unsecured Term Loan	June 2014	18	39
10 1/4% Senior Subordinated Notes	March 2016	127	127
11% Senior Subordinated Notes	September 2016	—	455
Debt discount, net		(8)	(9)
Capital leases and other	Various	99	91

		3,975	4,471
Less current portion of long-term debt		(43)	(40)

		$3,932	$4,431

In October 2012, the Company filed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. Proceeds, net of transaction fees, of $438 million and cash from operations were used to repurchase $455 million of 11% Senior Subordinated Notes.

In December 2012, BP Parallel LLC, invested $21 million to purchase assignments purchase assignments at then-prevailing market prices of $21 million of principal of the Senior Unsecured Term Loan.

7.	Financial Instruments and Fair Value Measurements

As part of the overall risk management, the Company uses derivative instruments to reduce exposure to changes in interest rates attributed to the Company’s floating-rate borrowings. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. To the extent hedging relationships are found to be effective, as determined by FASB guidance, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item are recorded to Accumulated other comprehensive loss. Management believes hedge effectiveness is evaluated properly in preparation of the financial statements.

Cash Flow Hedging Strategy

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings.

In November 2010, the Company entered into two separate interest rate swap transactions to manage cash flow variability associated with $1 billion of the outstanding variable rate term loan debt (the “2010 Swaps”). The first agreement had a notional amount of $500 million and became effective in November 2010. The agreement swaps three month variable LIBOR contracts for a fixed three year rate of 0.8925% and expires in November 2013. The second agreement had a notional amount of $500 million and became effective in December 2010. The agreement swaps three month variable LIBOR contracts for a fixed three year rate of 1.0235% and expires in November 2013. In August 2011, the Company began utilizing 1-month LIBOR contracts for the underlying senior secured credit facility. The Company’s change in interest rate selection caused the Company to lose hedge accounting on both of the interest rate swaps. The Company recorded subsequent changes in fair value in the Consolidated Statement of Operations and will amortize the unrealized losses to Interest expense through the end of the respective swap agreements.

	Liability Derivatives
Derivatives not designated as hedging instruments under FASB guidance	Balance Sheet Location	December 29, 2012	September 29, 2012
Interest rate swaps—2010 Swaps	Other long-term liabilities	$6	$7

The effect of the derivative instruments on the Consolidated Statement of Operations is as follows:

		Quarterly Period Ended
Derivatives not designated as hedging instruments under FASB guidance	Statement of Operations Location	December 29, 2012	December 31, 2011
	Other expense (income)	$(1)	$(3)
Interest rate swaps—2010 Swaps	Interest expense	$1	$1

The Fair Value Measurements and Disclosures section of the Accounting Standards Codification (“Codification” or “ASC”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. This section also establishes a three-level hierarchy (Level 1, 2 or 3) for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. This section also requires the consideration of the counterparty’s or the Company’s nonperformance risk when assessing fair value.

The Company’s interest rate swap fair values were determined using Level 2 inputs as other significant observable inputs were not available.

The Company’s financial instruments consist primarily of cash and cash equivalents, long-term debt, interest rate swap agreements and capital lease obligations. The fair value of the Company’s long-term debt was determined using Level 2 inputs, which include using quoted prices in inactive markets or significant other observable inputs for identical or comparable assets or liabilities. The following table summarizes our long-term indebtedness for which the book value was in excess of the fair value:

	December 29, 2012	September 29, 2012
First Priority Senior Secured Floating Rate Notes	$3	$—
Second Priority Senior Secured Floating Rate Notes	2	1
Senior Unsecured Term Loan	—	6

Non-recurring Fair Value Measurements

The Company has certain assets that are measured at fair value on a non-recurring basis when impairment indicators are present. The assets are adjusted to fair value only when the carrying values exceed the fair values. The categorization of the framework used to price the assets is considered a Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value. These assets include primarily our definite lived and indefinite lived intangible assets, including Goodwill and our property plant and equipment. The Company conducted our annual step one evaluation of goodwill and other intangibles as of the first date of the fourth quarter and preliminarily determined no impairment existed for any of our reporting units. The Company has experienced volume declines in certain of our reporting units, however our cost reduction initiatives and profitability in these reporting units have been consistent with our estimated operating plan and previous cash flow estimates and we believe that our long term forecasts are still appropriate. We have utilized a consistent methodology with prior years, which leverages a six year discounted cash flow analysis with a terminal year in combination with a comparable company market approach to determine the fair value of our reporting units.

Included in the following table are the major categories of assets measured at fair value on a non-recurring basis as of December 29, 2012 and December 31, 2011, along with the impairment loss recognized on the fair value measurement during the period:

	As of December 29, 2012
	Level 1	Level 2	Level 3
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Quarter Ended December 29, 2012 Impairment Loss
Indefinite-lived trademarks	$—	$—	$220	$220	$—
Goodwill	—	—	1,642	1,642	—
Definite lived intangible assets	—	—	758	758	—
Property, plant, and equipment	—	—	1,223	1,223	—

Total	$—	$—	$3,843	$3,843	$—

	As of December 31, 2011
	Level 1	Level 2	Level 3
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Quarter Ended December 31, 2011 Impairment Loss
Indefinite-lived trademarks	$—	$—	$220	$220	$—
Goodwill	—	—	1,592	1,592	—
Definite lived intangible assets	—	—	843	843	17
Property, plant, and equipment	—	—	1,227	1,227	2

Total	$—	$—	$3,882	$3,882	$19

Valuation of Property, Plant and Equipment and Definite Lived Intangible Assets

The Company periodically realigns their manufacturing operations which results in facilities being closed and shut down and equipment transferred to other facilities or equipment being scrapped. The Company utilizes appraised values to corroborate the fair value of the facilities and has utilized a scrap value based on prior facility shut downs to estimate the fair value of the equipment, which has approximated the actual value that was received. When impairment indicators exist, the Company will also perform an undiscounted cash flow analysis to determine the recoverability of the Company’s long lived assets. The Company did not have any write-downs to their property, plant, and or definite lived intangible assets for the quarterly period ended December 29, 2012. The Company wrote-down their property, plant, and equipment with a carrying value of $1,229 million to its fair value of $1,227 million, which resulted in an impairment charge of $2 million for the quarterly period ended December 31, 2011. The Company also wrote-down their definite lived intangible assets with a carrying value of $860 million to their fair value of $843 million, which resulted in an impairment charge of $17 million for the quarterly period ended December 31, 2011.

8.	Income Taxes

The effective tax rate from continuing operations was 32% and 38% for the quarterly periods ended December 29, 2012 and December 31, 2011, respectively. A reconciliation of income tax benefit, computed at the federal statutory rate, to income tax benefit, as provided for in the financial statements, is as follows:

	Quarterly Period Ended
	December 29, 2012	December 31, 2011
Income tax benefit computed at statutory rate	$(5)	$(18)
State income tax benefit, net of federal taxes	—	(2)
Change in valuation allowance	—	1
Other	—	—

Income tax benefit	(5)	(19)

9.	Operating Segments

Berry’s operations are organized into four reportable segments: Rigid Open Top, Rigid Closed Top, Engineered Materials, and Flexible Packaging. The Company has manufacturing and distribution centers in the United States, Canada, Mexico, Belgium, Australia, Germany, Brazil, Malaysia, and India. The North American operation represents 96% of the Company’s net sales, 98% of total long-lived assets, and 99% of the total assets. Selected information by reportable segment is presented in the following table:

	Quarterly Period Ended
	December 29, 2012	December 31, 2011
Net sales:
Rigid Open Top	$259	$287
Rigid Closed Top	313	347

Rigid Packaging	$572	$634
Engineered Materials	325	328
Flexible Packaging	175	175

Total net sales	$1,072	$1,137
Operating income (loss):
Rigid Open Top	$27	$31
Rigid Closed Top	18	3

Rigid Packaging	$45	$34
Engineered Materials	24	2
Flexible Packaging	(1)	(7)

Total operating income	$68	$29

Depreciation and amortization:
Rigid Open Top	$23	$22
Rigid Closed Top	32	35

Rigid Packaging	$55	$57

Engineered Materials	18	17
Flexible Packaging	14	15

Total depreciation and amortization	$87	$89

	December 29, 2012	September 29, 2012
Total assets:
Rigid Open Top	$1,772	$1,773
Rigid Closed Top	1,931	1,959

Rigid Packaging	$3,703	$3,732
Engineered Materials	840	873
Flexible Packaging	507	501

Total assets	$5,050	$5,106

Goodwill:
Rigid Open Top	$681	$681
Rigid Closed Top	832	832

Rigid Packaging	$1,513	$1,513
Engineered Materials	89	73
Flexible Packaging	40	40

Total goodwill	$1,642	$1,626

10.	Guarantor and Non-Guarantor Financial Information

Berry Plastics Corporation (“Issuer”) has notes outstanding which are fully, jointly, severally, and unconditionally guaranteed by substantially all of Berry’s domestic subsidiaries. Separate narrative information or financial statements of the guarantor subsidiaries have not been included because they are 100% owned by the parent company and the guarantor subsidiaries unconditionally guarantee such debt on a joint and several basis. A guarantee of a guarantor of the securities will terminate upon the following customary circumstances: the sale of the capital stock of such guarantor if such sale complies with the indenture, the designation of such guarantor as an unrestricted subsidiary, the defeasance or discharge of the indenture, as a result of the holders of certain other indebtedness foreclosing on a pledge of the shares of a guarantor subsidiary or if such guarantor no longer guarantees certain other indebtedness of the issuer. The guarantees are also limited as necessary to prevent them from constituting a fraudulent conveyance under applicable law and guarantees guaranteeing subordinated debt are subordinated to certain other of the Company’s debts. Presented below is condensed consolidating financial information for the parent, issuer, guarantor subsidiaries and non-guarantor subsidiaries. Our issuer and guarantor financial information includes all of our domestic operating subsidiaries, our non-guarantor subsidiaries include our foreign subsidiaries and BP Parallel, LLC. BP Parallel, LLC is the entity that we established to buyback debt securities of Berry Plastics Group, Inc. and Berry Plastics Corporation. Berry Plastics Group, Inc. uses the equity method to account for its ownership in Berry Plastics Corporation in the Condensed Consolidating Supplemental Financial Statements. Berry Plastics Corporation uses the equity method to account for its ownership in the guarantor and non-guarantor subsidiaries. All consolidating entries are included in the eliminations column along with the elimination of intercompany balances.

Condensed Supplemental Consolidated Statements of Operations

	Quarterly Period End December 29, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$133	$849	$90	$—	$1,072
Cost of sales	—	137	694	64	—	895
Selling, general and administrative expenses	—	10	58	9	—	77
Amortization of intangibles	—	3	23	1	—	27
Restructuring and impairment charges, net	—	—	5	—	—	5

Operating income (loss)	—	(17)	69	16	—	68
Debt extinguishment	—	16	—	—	—	16
Other income	—	(3)	—	—	—	(3)
Interest expense, net	11	9	55	(31)	26	70
Equity in net income of subsidiaries	4	(62)	—	—	58	—

Net income (loss) before income taxes	(15)	23	14	47	(84)	(15)
Income tax expense (benefit)	(5)	10	(1)	—	(9)	(5)

Net income (loss)	$(10)	$13	$15	$47	$(75)	$(10)

Comprehensive income (loss)	$(10)	$14	$15	$49	$(75)	$(7)

Consolidating Statement of Cash Flows
Cash Flow from Operating Activities	$—	$(21)	$95	$13	$—	$87
Cash Flow from Investing Activities
Additions to property, plant, and equipment	—	(2)	(42)	(1)	—	(45)
Proceeds from disposal of assets	—	—	2	—	—	2
Investment in Parent	—	—	—	(21)	21	—
(Contributions) distributions to/from subsidiaries	(442)	421	—	—	21	—
Intercompany advances (repayments)	—	46	—	—	(46)	—
Investment in Issuer debt securities	—	—	—	—	—	—
Acquisition of business net of cash acquired	—	—	(20)	—	—	(20)

Net cash used in investing activities	(442)	465	(60)	(22)	(4)	(63)

Cash Flow from Financing Activities
Proceeds from long—term debt	—	—	—	1	—	1
Proceeds from issuance of common stock	4	—	—	—	—	4
Proceeds from initial public stock offering	438	—	—	—	—	438
Repayment of long—term debt	—	(501)	—	—	(21)	(522)
Changes in intercompany balances	—	—	(34)	(12)	46	—
Contribution from Issuer	—	—	—	21	(21)	—
Net cash provided by (used in) financing activities	442	(501)	(34)	10	4	(79)
Net increase in cash and cash equivalents	—	(57)	1	1	—	(55)
Cash and cash equivalents at beginning of period	—	66	—	21	—	87

Cash and cash equivalents at end of period	$—	$9	$1	$22	$—	$32

	Quarterly Period End December 31, 2011
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$145	$908	$84	$—	$1,137
Cost of sales	—	149	776	60	—	985
Selling, general and administrative expenses	—	10	54	8	—	72
Amortization of intangibles	—	2	26	—	—	28
Restructuring and impairment charges, net	—	—	23	—	—	23

Operating income (loss)	—	(16)	29	16	—	29
Other income	—	(4)	—	—	—	(4)
Interest expense, net	12	11	65	(24)	19	83
Equity in net income of subsidiaries	38	(3)	—	—	(35)	—

Net income (loss) before income taxes	(50)	(20)	(36)	40	16	(50)
Income tax expense (benefit)	(19)	(8)	—	1	7	(19)

Net income (loss)	$(31)	$(12)	$(36)	$39	$9	$(31)

Comprehensive income (loss)	$(31)	$(12)	$(36)	$39	$9	$(31)

Consolidating Statement of Cash Flows
Cash Flow from Operating Activities	$—	$(3)	$83	$9	$—	$89
Cash Flow from Investing Activities
Additions to property, plant, and equipment	—	(4)	(40)	(1)	—	(45)
Proceeds from disposal of assets	—	—	8	—	—	8
Investment in Parent	—	—	—	(4)	4	—
(Contributions) distributions to/from subsidiaries	—	(4)	—	—	4	—
Intercompany advances (repayments)	—	63	—	—	(63)	—
Investment in Issuer debt securities	—	—	—	—	—	—
Acquisition of business net of cash acquired	—	—	—	—	—	—

Net cash used in investing activities	—	55	(32)	(5)	(55)	(37)

Cash Flow from Financing Activities
Proceeds from long—term debt	—	—	—	—	—	—
Equity contributions	—	—	—	—	—	—
Repayment of long—term debt	—	(61)	—	—	(4)	(65)
Changes in intercompany balances	—	—	(55)	(8)	63	—
Contribution from Issuer	—	—	—	4	(4)	—
Deferred financing costs	—	—	—	—	—	—

Net cash provided by (used in) financing activities	—	(61)	(55)	(4)	55	(65)
Net increase in cash and cash equivalents	—	(9)	(4)	—	—	(13)
Cash and cash equivalents at beginning of period	—	20	5	17	—	42

Cash and cash equivalents at end of period	$—	$11	$1	$17	$—	$29

Condensed Supplemental Consolidated Balance Sheet

	December 29, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets	185	158	725	137	(10)	1,195
Intercompany receivable	241	3,749	—	—	(3,990)	—
Property, plant and equipment, net	—	109	1,037	77	—	1,223
Other noncurrent assets	697	884	2,346	788	(2,083)	2,632

Total assets	$1,123	$4,900	$4,108	$1,002	$(6,083)	$5,050

Current liabilities	135	254	297	43	(16)	713
Intercompany payable	—	—	3,869	121	(3,990)	—
Noncurrent liabilities	1,301	4,103	118	188	(1,060)	4,650
Equity (deficit)	(313)	543	(176)	650	(1,017)	(313)

Total liabilities and equity (deficit)	$1,123	$4,900	$4,108	$1,002	$(6,083)	$5,050

	September 29, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets	120	226	759	139	(11)	1,233
Intercompany receivable	243	3,800	74	—	(4,117)	—
Property, plant and equipment, net	—	113	1,023	80	—	1,216
Other noncurrent assets	262	809	2,353	749	(1,516)	2,657

Total assets	$625	$4,948	$4,209	$968	$(5,644)	$5,106

Current liabilities	18	278	315	48	(13)	646
Intercompany payable	—	—	3,966	151	(4,117)	—
Noncurrent liabilities	1,059	4,579	119	8	(853)	4,912
Equity (deficit)	(452)	91	(191)	761	(661)	(452)

Total liabilities and equity (deficit)	$625	$4,948	$4,209	$968	$(5,644)	$5,106

11.	Contingencies and Commitments

The Company is party to various legal proceedings involving routine claims which are incidental to the business. Although the legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company believes that any ultimate liability would not be material to the business, financial condition, results of operations or cash flows of the Company.

12.	Basic and Diluted Net Income (Loss) per Share

Basic net income or loss per share is calculated by dividing the net income or loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net income or loss per share is computed by dividing the net income or loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method and the if-converted method. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted net income or loss per share when their effect is dilutive. The Company’s redeemable common stock is included in the weighted-average number of common shares outstanding for calculating basic and diluted net income or loss per share.

The following tables and discussion provide a reconciliation of the numerator and denominator of the basic and diluted net loss per share computations. The calculation below provides net income or loss on both basic and diluted basis for the quarterly period ended December 29, 2012 and December 31, 2011.

	Quarterly Period Ended
	December 29, 2012	December 31, 2011
Net loss	$(10)	$(31)
Weighted average shares of common stock outstanding—basic	111,352	83,851

Weighted average shares of common stock outstanding	111,352	83,851
Other common stock equivalents	—	—

Weighted average shares of common stock outstanding—diluted	111,352	83,851

Basic net loss per share
Basic net loss per share available to common shareholders	$(0.09)	$(0.37)

Diluted net loss per share
Diluted net loss per share available to common shareholders	$(0.09)	$(0.37)

The conversion of stock options is not included in the calculation of diluted net loss per common share for the quarterly periods ended December 29, 2012 or December 21, 2011 as the effect of these conversions would be antidilutive to the net loss available to common shareholders. Thus, the weighted average common equivalent shares used for purposes of computing diluted EPS are the same as those used to compute basic EPS for these periods. Shares excluded from the calculation as the effect of their conversion into shares of our common stock would be antidilutive were 12,166,539 and 9,918,102 as of December 29, 2012 and December 31, 2011, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Berry Plastics Group, Inc.

We have audited the accompanying consolidated balance sheets of Berry Plastics Group, Inc. as of September 29, 2012 and October 1, 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended September 29, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berry Plastics Group, Inc. at September 29, 2012 and October 1, 2011, and the consolidated results of its operations and its cash flows for the three years in the period ended September 29, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP

Indianapolis, Indiana

December 17, 2012

Berry Plastics Group, Inc.

Consolidated Balance Sheets

(in millions of dollars, except share data)

	September 29, 2012	October 1, 2011
Assets
Current assets:
Cash and cash equivalents	$87	$42
Accounts receivable (less allowance for doubtful accounts of $3 and $4 at September 29, 2012 and October 1, 2011, respectively)	455	543
Inventories	535	578
Deferred income taxes	114	62
Prepaid expenses and other current assets	42	30

Total current assets	1,233	1,255

Property, plant and equipment	1,216	1,250
Goodwill, intangible assets and deferred costs	2,636	2,704
Other assets	21	8

Total assets	$5,106	$5,217

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$306	$352
Accrued expenses and other current liabilities	300	286
Current portion of long-term debt	40	46

Total current liabilities	646	684

Long-term debt, less current portion	4,431	4,581
Deferred income taxes	315	233
Other long-term liabilities	166	170

Total liabilities	5,558	5,668

Commitments and contingencies
Redeemable shares	23	16

Stockholders’ equity (deficit):
Common stock: $0.01 par value: 400,000,000 shares authorized; 84,696,218 shares issued as of September 29, 2012 and October 1, 2011 and 83,188,488 and 83,863,047 shares outstanding as of September 29, 2012 and October 1, 2011	1	1
Paid-in capital	131	142
Notes receivable-common stock	(2)	(2)
Non controlling interest	3	3
Accumulated deficit	(561)	(563)
Accumulated other comprehensive loss	(47)	(48)

Total stockholders’ equity (deficit)	(475)	(467)

Total liabilities and stockholders’ equity (deficit)	$5,106	$5,217

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Consolidated Statements of Operations

(in millions of dollars, except share data)

	Fiscal years ended
	September 29, 2012	October 1, 2011	October 2, 2010
Net sales	$4,766	$4,561	$4,257
Costs and expenses:
Cost of goods sold	3,949	3,878	3,667
Selling, general and administrative	308	275	272
Amortization of intangibles	109	106	107
Restructuring and impairment charges	31	221	41
Other operating expenses	44	39	46

Operating income	325	42	124

Other expense (income)	(7)	61	(27)
Interest expense	328	327	313

Income (loss) before income taxes	4	(346)	(162)
Income tax expense (benefit)	2	(47)	(49)

Net income (loss)	$2	$(299)	$(113)

Comprehensive income (loss):
Currency translation	6	(10)	6
Interest rate hedges	4	(8)	—
Defined benefit pension and retiree health benefit plans	(14)	(14)	(12)
Provision for income taxes related to other comprehensive income items	5	7	7

Comprehensive income (loss)	$3	$(324)	$(112)

Net income (loss) per share:
Basic	$0.02	$(3.55)	$(1.34)
Diluted	$0.02	$(3.55)	$(1.34)

Weighted-average number of shares outstanding: (in thousands)
Basic	83,435	84,121	84,525
Diluted	86,644	84,121	84,525

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(in millions of dollars)

	Common Stock	Paid-in Capital	Notes Receivable- Common Stock	Non Controlling Interest	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at September 26, 2009	$1	$160	$(2)	$—	$(28)	$(151)	$(20)
Stock compensation expense	—	1	—	—	—	—	1
Interest rate hedge amortization	—	—	—	—	4	—	4
Fair value adjustment of redeemable stock	—	(14)	—	—	—	—	(14)
Net loss	—	—	—	—	—	(113)	(113)
Currency translation	—	—	—	—	6	—	6
Defined benefit pension and retiree health benefit plans, net of tax	—	—	—	—	(5)	—	(5)

Balance at October 2, 2010	1	147	(2)	—	(23)	(264)	(141)

Stock compensation expense	—	2	—	—	—	—	2
Non controlling interest	—	—	—	3	—	—	3
Fair value adjustment of redeemable stock	—	(7)	—	—	—	—	(7)
Net loss	—	—	—	—	—	(299)	(299)
Currency translation	—	—	—	—	(10)	—	(10)
Interest rate hedges, net of tax	—	—	—	—	(6)	—	(6)
Defined benefit pension and retiree health benefit plans, net of tax	—	—	—	—	(9)	—	(9)

Balance at October 1, 2011	1	142	(2)	3	(48)	(563)	(467)

Stock compensation expense	—	2	—	—	—	—	2
Interest rate hedge amortization	—	—	—	—	3	—	3
Fair value adjustment of redeemable stock	—	(13)	—	—	—	—	(13)
Treasury stock, net	—	—	—	—	—	—	—
Net income	—	—	—	—	—	2	2
Currency translation	—	—	—	—	6	—	6
Defined benefit pension and retiree health benefit plans, net of tax	—	—	—	—	(8)	—	(8)

Balance at September 29, 2012	$1	$131	$(2)	$3	$(47)	$(561)	$(475)

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Consolidated Statements of Cash Flows

(in millions of dollars)

	Fiscal years ended
	September 29, 2012	October 1, 2011	October 2, 2010
Cash Flows from Operating Activities:
Net income (loss)	$2	$(299)	$(113)
Adjustments to reconcile net cash from operating activities:
Depreciation	246	238	210
Amortization of intangibles	109	106	107
Non-cash interest expense	24	21	31
Write-off of deferred financing fees and loss on extinguishment of debt	—	68	1
Non-cash gain on debt repurchase	(1)	(4)	(13)
Deferred income taxes	1	(51)	(52)
Impairment of long-lived assets and goodwill	20	200	19
Other non-cash items	6	(3)	(14)
Changes in operating assets and liabilities:
Accounts receivable, net	95	(11)	(41)
Inventories	37	59	(118)
Prepaid expenses and other assets	(7)	25	12
Accounts payable and other liabilities	(53)	(22)	83

Net cash from operating activities	479	327	112

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(230)	(160)	(223)
Proceeds from disposal of assets	30	5	29
Acquisitions of business, net of cash acquired	(55)	(368)	(658)

Net cash from investing activities	(255)	(523)	(852)

Cash Flows from Financing Activities:
Proceeds from long-term borrowings	2	995	1,097
Purchase of common stock	(6)	(2)	(3)
Repayment of long-term debt	(175)	(880)	(178)
Debt financing costs	—	(23)	(38)

Net cash from financing activities	(179)	90	878

Effect of currency translation on cash	—	—	—
Net increase (decrease) in cash and cash equivalents	45	(106)	138
Cash and cash equivalents at beginning of period	42	148	10

Cash and cash equivalents at end of period	$87	$42	$148

See notes to consolidated financial statements.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements

(in millions of dollars, except as otherwise noted)

1.	Basis of Presentation and Summary of Significant Accounting Policies

Background

Berry Plastics Group, Inc. (“Berry” or the “Company”) is a leading provider of value-added plastic consumer packaging and engineered materials with a track record of delivering high-quality customized solutions to our customers. Representative examples of our products include thermoform drink cups, thin-wall containers, blow-molded bottles, specialty closures, prescription vials, specialty plastic films, adhesives and corrosion protection materials. We sell our solutions predominantly into consumer-oriented end-markets, such as food and beverage, healthcare and personal care.

Initial Public Offering and Stock Split

In October 2012, we filed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. Proceeds, net of underwriting fees, of $444 and cash from operations were used to repurchase $455 of 11% Senior Subordinated Notes due September 2016. In conjunction with the initial public offering the Company executed a 12.25 for one stock split of the Company’s common stock. The effect of the stock split on outstanding shares and earnings per share has been retroactively applied to all periods presented.

Basis of Presentation

Berry is majority owned by affiliates of Apollo Management, L.P. (“Apollo”) and Graham Partners (“Graham”). Periods presented in these financial statements include fiscal periods ending September 29, 2012 (“fiscal 2012”), October 1, 2011 (“fiscal 2011”), and October 2, 2010 (“fiscal 2010”). Berry, through its wholly-owned subsidiaries operates in four primary segments: Rigid Open Top, Rigid Closed Top, Engineered Materials, and Flexible Packaging. The Company’s customers are located principally throughout the United States, without significant concentration in any one region or with any one customer. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company’s fiscal year is based on fifty-two or fifty-three week periods. Fiscal 2010 represents a fifty-three week period. The Company has evaluated subsequent events through the date the financial statements were issued.

Consolidation

The consolidated financial statements include the accounts of Berry and its subsidiaries, all of which includes our wholly owned and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Where our ownership of consolidated subsidiaries is less than 100% the non-controlling interests are reflected in stockholders’ equity.

Revenue Recognition

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass to the customer (either when the products reach the free-on-board shipping point or destination depending on the contractual terms), there is persuasive evidence of an arrangement, the sales price is fixed and determinable and collection is reasonably assured. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in gross sales to arrive at net sales. In accordance with the Revenue Recognition standards of the Accounting Standards Codification (“Codification” or “ASC”), the Company provides for these items as reductions of revenue at the later of the date of the sale or the date the incentive is offered. These provisions are based on estimates derived from current program requirements and historical experience.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Shipping, handling, purchasing, receiving, inspecting, warehousing, and other costs of distribution are presented in cost of goods sold in the statements of operations. The Company classifies amounts charged to its customers for shipping and handling in Net sales in the Consolidated Statement of Operations.

Vendor Rebates, Purchases of Raw Materials and Concentration of Risk

The Company receives consideration in the form of rebates from certain vendors. The Company accrues these as a reduction of inventory cost as earned under existing programs, and reflects as a reduction of cost of goods sold at the time that the related underlying inventory is sold to customers.

The largest supplier of the Company’s total resin material requirements represented approximately 20% of purchases in fiscal 2012. The Company uses a variety of suppliers to meet its resin requirements.

Research and Development

Research and development costs are expensed when incurred. The Company incurred research and development expenditures of $25, $20, and $21 in fiscal 2012, 2011, and 2010, respectively.

Stock-Based Compensation

The compensation guidance of the FASB requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost is measured based on the fair value of the equity or liability instruments issued. As of fiscal 2012, the Company has one share-based compensation plan, the 2006 Equity Incentive Plan, which is more fully described in Note 12. The Company recorded total stock compensation expense of $2, $2, and $1 for fiscal 2012, 2011 and 2010, respectively.

The Company utilizes the Black-Scholes option valuation model for estimating the fair value of the stock options. The model allows for the use of a range of assumptions. Expected volatilities utilized in the Black-Scholes model are based on implied volatilities from traded stocks of peer companies. Similarly, the dividend yield is based on historical experience and the estimate of future dividend yields. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The expected lives of the grants are derived from historical experience and expected behavior. The fair value for options granted has been estimated at the date of grant using a Black-Scholes model, with the following weighted average assumptions:

	Fiscal year
	2012	2011	2010
Risk-free interest rate	0.6-0.9%	1.3%	2.6%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	.38	.32-.34	.33
Expected option life	5 years	5 years	5 years

In connection with the initial public offering, the Company adopted the Berry Plastics Group, Inc. 2012 Long-Term Incentive Plan, (the “2012 Plan”). The purposes of the 2012 Plan are to further the growth of the Company and to reward and incentivize the outstanding performance of our key employees, directors, consultants and other service providers by aligning their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock. The 2012 Plan will be administered by our board of directors and/or the compensation committee thereof, or such other

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

committee of the board of directors as the board of directors may from time to time designate (the committee administering the 2012 Plan is referred to in this description as the “committee”). Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of awards, to determine the terms and conditions of any such awards, to interpret the terms and provisions of the 2012 Plan and awards granted thereunder and to otherwise administer the plan. Persons who serve or agree to serve as employees of, directors of, consultants to or other service providers of Berry Plastics Group, Inc. on the date of the grant will be eligible to be granted awards under the 2012 Plan. The 2012 Plan authorizes the issuance of up to 9,297,750 shares of common stock pursuant to the grant or exercise of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based awards. The maximum number of shares of common stock pursuant to incentive stock options will be 929,775 shares of common stock.

Foreign Currency

For the non-U.S. subsidiaries that account in a functional currency other than U.S. Dollars, assets and liabilities are translated into U.S. Dollars using period-end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the period. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive income (loss) within stockholders’ equity. Gains and losses resulting from foreign currency transactions, the amounts of which are not material in any period presented are included in the Consolidated Statements of Operations.

Cash and Cash Equivalents

All highly liquid investments purchased with a maturity of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts

The Company’s accounts receivable and related allowance for doubtful accounts are analyzed in detail on a quarterly basis and all significant customers with delinquent balances are reviewed to determine future collectibility. The determinations are based on legal issues (such as bankruptcy status), past history, current financial and credit agency reports, and the experience of the credit representatives. Reserves are established in the quarter in which the Company makes the determination that the account is deemed uncollectible. The Company maintains additional reserves based on its historical bad debt experience. The following table summarizes the activity for fiscal 2012, 2011 and 2010 for the allowance for doubtful accounts:

	2012	2011	2010
Allowance for doubtful accounts, beginning	$4	$4	$3
Bad debt expense	1	1	2
Write-offs against allowance	(2)	(1)	(1)

Allowance for doubtful accounts, ending	$3	$4	$4

Inventories

Inventories are stated at the lower of cost or market and are valued using the first-in, first-out method. Management periodically reviews inventory balances, using recent and future expected sales to identify slow-moving and/or obsolete items. The cost of spare parts inventory is charged to manufacturing overhead

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

expense when incurred. We evaluate our reserve for inventory obsolescence on a quarterly basis and review inventory on-hand to determine future salability. We base our determinations on the age of the inventory and the experience of our personnel. We reserve inventory that we deem to be not salable in the quarter in which we make the determination. We believe, based on past history and our policies and procedures, that our net inventory is salable. Inventory as of fiscal 2012 and 2011 was:

	2012	2011
Inventories:
Finished goods	$306	$338
Raw materials	229	240

	$535	$578

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets ranging from 15 to 25 years for buildings and improvements and two to 10 years for machinery, equipment, and tooling. Leasehold improvements are depreciated over the shorter of the useful life of the improvement or the lease term. Repairs and maintenance costs are charged to expense as incurred. The Company capitalized interest of $5, $3, and $2 in fiscal 2012, 2011, and 2010, respectively. Property, plant and equipment as of fiscal 2012 and 2011 was:

	2012	2011
Property, plant and equipment:
Land, buildings and improvements	$281	$268
Equipment and construction in progress	2,019	1,836

	2,300	2,104
Less accumulated depreciation	1,084	854

	$1,216,535	$1,250

Long-lived Assets

Long-lived assets, including property, plant and equipment and definite lived intangible assets are reviewed for impairment at the product line level in accordance with the Property, Plant and Equipment standard of the ASC whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset’s carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate. Long-lived assets that are held for sale are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. In connection with our facility rationalizations, we recorded impairment charges totaling $20, $35, and $19 to write-down long-lived assets to their net realizable valuables during fiscal years 2012, 2011, and 2010 respectively.

Goodwill

The Company follows the principles provided by the Goodwill and Other Intangibles standard of the ASC. Goodwill is not amortized but rather tested annually for impairment. The Company performs their annual

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

impairment test on the first day of the fourth quarter in each respective fiscal year. For purposes of conducting our annual goodwill impairment test, the Company determined that we have five reporting units, Open Top, Rigid Closed Top, Engineered Films, Flexible Packaging and Tapes. Tapes and Engineered Films comprise the Engineered Materials operating segment. We determined that each of the components within our respective reporting units have similar economic characteristics and therefore should be aggregated. We reached this conclusion because within each of our reporting units, we have similar products and production processes which allow us to share assets and resources across the product lines. We regularly re-align our production equipment and manufacturing facilities in order to take advantage of cost savings opportunities, obtain synergies and create manufacturing efficiencies. In addition, we utilize our research and development centers, design center, tool shops, and graphics center which all provide benefits to each of the reporting units and work on new products that can not only benefit one product line, but can benefit multiple product lines. We also believe that the goodwill is recoverable from the overall operations of the unit given the similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research and development, similar margins and similar distribution methodologies. In fiscal 2012 the Company completed its annual test and determined no impairment existed. In fiscal 2011 the Company completed the annual impairment and determined the carrying value of the Specialty Films division, which is now included in Engineered Materials and Flexible Packaging, exceeded its fair value. The Company performed the second step of its evaluation to calculate the impairment and as a result recorded a goodwill impairment charge of $165 in Restructuring and impairment charges on the Consolidated Statement of Operations in fiscal 2011. In fiscal 2011, we experienced a base volume decline of 11% in out Engineered Materials and Flexible Packaging segments. This base volume decline of 11% occurred because of a pricing strategy that we implemented in our second fiscal quarter and continued throughout the remainder of 2011.

The changes in the carrying amount of goodwill by reportable segment are as follows:

	Rigid Open Top	Rigid Closed Top	Engineered Materials	Flexible Packaging	Total
Balance as of fiscal 2010	$682	$771	$134	$113	$1,700
Adjustment for income taxes	—	6	4	—	10
Foreign currency translation adjustment	—	(1)	—	—	(1)
Impairment of goodwill	—	—	(88)	(77)	(165)
Goodwill from acquisitions	(1)	43	5	4	51

Balance as of fiscal 2011	$681	$819	$55	$40	$1,595

Adjustment for income taxes	—	—	—	—	—
Foreign currency translation adjustment	—	2	—	—	2
Goodwill from acquisitions	—	11	18	—	29

Balance as of fiscal 2012	$681	$832	$73	$40	$1,626

Deferred Financing Fees

Deferred financing fees are being amortized to interest expense using the effective interest method over the lives of the respective debt agreements.

Intangible Assets

Customer relationships are being amortized using an accelerated amortization method which corresponds with the customer attrition rates used in the initial valuation of the intangibles over the estimated life of the

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

relationships which range from 11 to 20 years. Technology intangibles are being amortized using the straight-line method over the estimated life of the technology which is 11 years. License intangibles are being amortized using the straight-line method over the life of the license which is 10 years. Patent intangibles are being amortized using the straight-line method over the shorter of the estimated life of the technology or the patent expiration date ranging from 10 to 20 years, with a weighted-average life of 15 years. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. Trademarks that are expected to remain in use, which are indefinite lived intangible assets, are required to be reviewed for impairment annually. We completed the annual impairment test of our indefinite lived tradenames and noted no impairment. As discussed in Note 10, the Company recorded a $17 impairment charge related to the exit of its building products operations.

	Customer Relationships	Trademarks	Other Intangibles	Accumulated Amortization	Total
Balance as of fiscal 2010	$1,145	$277	$76	$(396)	$1,102
Adjustment for income taxes	—	—	(4)	—	(4)
Amortization expense	—	—	—	(106)	(106)
Acquisition intangibles	33	9	10	—	52

Balance as of fiscal 2011	$1,178	$286	$82	$(502)	$1,044

Adjustment for income taxes	—	—	(4)	—	(4)
Write—off of fully amortized intangibles	—	—	(7)	7	—
Amortization expense	—	—	—	(109)	(109)
Impairment of intangibles	(37)	—	—	20	(17)
Acquisition intangibles	12	3	28	—	43

Balance as of fiscal 2012	$1,153	$289	$99	$(584)	$957

Insurable Liabilities

The Company records liabilities for the self-insured portion of workers’ compensation, health, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience.

Income Taxes

The Company accounts for income taxes under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company’s financial statements or income tax returns. Income taxes are recognized during the period in which the underlying transactions are recorded. Deferred taxes, with the exception of non-deductible goodwill, are provided for temporary differences between amounts of assets and liabilities as recorded for financial reporting purposes and such amounts as measured by tax laws. If the Company determines that a deferred tax asset arising from temporary differences is not likely to be utilized, the Company will establish a valuation allowance against that asset to record it at its expected realizable value. The Company recognizes uncertain tax positions when it is more likely than not that the tax position will be sustained upon examination by relevant taxing authorities, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company’s effective tax rate is dependent on many factors including: the impact of enacted tax laws in

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

jurisdictions in which the Company operates; the amount of earnings by jurisdiction, due to varying tax rates in each country; and the Company’s ability to utilize foreign tax credits related to foreign taxes paid on foreign earnings that will be remitted to the United States.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive losses. Other comprehensive losses include net unrealized gains or losses resulting from currency translations of foreign subsidiaries, changes in the value of our derivative instruments and adjustments to the pension liability.

The accumulated balances related to each component of other comprehensive income (loss) were as follows (amounts below are net of taxes):

	Currency Translation	Defined Benefit Pension and Retiree Health Benefit Plans	Interest Rate Hedges	Accumulated Other Comprehensive Loss
Balance as of fiscal 2010	$(11)	$(12)	$—	$(23)
Other comprehensive loss	(10)	(14)	(8)	(32)
Tax expense (benefit)	—	5	2	7

Balance as of fiscal 2011	$(21)	$(21)	$(6)	$(48)

Other comprehensive income (loss)	6	(14)	4	(4)
Tax expense (benefit)	—	6	(1)	5

Balance as of fiscal 2012	$(15)	$(29)	$(3)	$(47)

Accrued Rebates

The Company offers various rebates to customers based on purchases. These rebate programs are individually negotiated with customers and contain a variety of different terms and conditions. Certain rebates are calculated as flat percentages of purchases, while others included tiered volume incentives. These rebates may be payable monthly, quarterly, or annually. The calculation of the accrued rebate balance involves significant management estimates, especially where the terms of the rebate involve tiered volume levels that require estimates of expected annual sales. These provisions are based on estimates derived from current program requirements and historical experience. The accrual for customer rebates was $68 and $60 at the end of fiscal 2012 and 2011, respectively and is included in Accrued expenses and other current liabilities.

Pension

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, and health-care-cost trend rates. Periodically, the Company evaluates the discount rate and the expected return on plan assets in its defined benefit pension and retiree health benefit plans. In evaluating these assumptions, the Company considers many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; historical assumptions compared with actual results; an analysis of current market conditions and asset allocations; and the views of advisers.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Net Income (Loss) Per Share

The Company calculates basis net income (loss) per share based on the weighted-average number of outstanding common shares. The Company calculates diluted net income (loss) per share based on the weighted-average number of outstanding common shares plus the effect of dilutive securities.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of sales and expenses. Actual results could differ materially from these estimates. Changes in estimates are recorded in results of operations in the period that the event or circumstances giving rise to such changes occur.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-05: Comprehensive Income (“ASU 2011-05”). ASU 2011-05 amends current presentation guidance by eliminating the option for an entity to present the components of comprehensive income as part of the statement of changes in stockholder’s equity and requires presentation of comprehensive income in a single continuous financial statement or in two separate but consecutive financial statements. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted this standard on January 1, 2012 and has included the comprehensive income in a single continuous financial statement within its consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08: Testing for Goodwill Impairment (“ASU 2011-08”). ASU 2011-08 amends current goodwill impairment testing guidance by providing entities with an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 will be effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-12: Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). This ASU 2011-12 defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The ASU also defers the requirement to report reclassification adjustments in interim periods. The Company adopted this standard on January 1, 2012 and has included the comprehensive income in a single continuous financial statement within its consolidated financial statements.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02: Intangibles—Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). This ASU 2012-02 adds on optional qualitative assessment for determining whether an indefinite-lived intangible asset is impaired, similar to the goodwill guidance issued in ASU 2011-08. Companies have the option to first perform a qualitative

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

assessment to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying value amount, it would not need to calculate the fair value of the asset in that year. However, if a company concludes otherwise, it must calculate the fair value of the asset, compare that value with its carrying amount and record an impairment charge, if any. ASU 2012-02 becomes effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	Acquisitions

The Company maintains a selective and disciplined acquisition strategy, which is focused on improving our long-term financial performance, enhancing our market positions, and expanding our product lines or, in some cases, providing us with a new or complementary product line. Most businesses we have acquired had profit margins that are lower than that of our existing business, which resulted in a temporary decrease in our margins. The Company has historically achieved significant reductions in manufacturing and overhead costs of acquired companies by introducing advanced manufacturing processes, exiting low-margin businesses or product lines, reducing headcount, rationalizing facilities and machinery, applying best practices and capitalizing on economies of scale. In connection with our acquisitions, we have in the past and may in the future incur charges related to these reductions and rationalizations.

The Company has a long history of acquiring and integrating companies. The Company has been able to achieve these synergies by eliminating duplicative costs and rationalizing facilities and integrating the production into the most efficient operating facility. While the expected benefits on earnings are estimated at the commencement of each transaction, once the execution of the plan and integration occur, the Company is generally unable to accurately estimate or track what the ultimate effects on future earnings have been due to systems integrations and movement of activities to multiple facilities. The historical business combinations have not allowed the Company to accurately separate realized synergies compared to what was initially identified during the due diligence phase of each acquisition.

Stopaq®

In June 2012, the Company acquired 100% of the shares of Frans Nooren Beheer B.V. and its operating companies (“Stopaq”) for a purchase price of $65 ($62, net of cash acquired). Stopaq is the inventor and manufacturer of patented visco-elastic technologies for use in corrosion prevention, sealing and insulation applications ranging from pipelines to subsea piles to rail and cable joints. The newly added business is operated in the Company’s Engineered Materials reporting segment. To finance the purchase, the Company used cash on hand and existing credit facilities. The Stopaq acquisition has been accounted for under the purchase method of accounting, and accordingly, the preliminary purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. The Company has not finalized the purchase price allocation to the fair value on fixed assets, deferred income taxes, intangibles and is reviewing all the working capital acquired. The Company has recognized goodwill on this transaction as a result of expected synergies. A portion of the goodwill will not be deductible for tax purposes.

Rexam Specialty and Beverage Closures

In September 2011, the Company acquired 100% of the capital stock of Rexam Closures Kentucky Inc., Rexam Delta Inc., Rexam Closures LLC, Rexam Closure Systems LLC, Rexam de Mexico S. de R.L. de C.V., Rexam Singapore PTE Ltd., Rexam Participacoes Ltda. and Rexam Plasticos do Brasil Ltda. (collectively, “Rexam

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

SBC”) pursuant to an Equity Purchase Agreement by and among Rexam Inc., Rexam Closures and Containers Inc., Rexam Closure Systems Inc., Rexam Plastic Packaging Inc., Rexam Brazil Closure Inc., Rexam Beverage Can South America S.A. and the Company. The aggregate purchase price was $351 ($340, net of cash acquired). Rexam SBC’s primary products include plastic closures, fitments and dispensing closure systems, and jars. The newly added business is operated in the Company’s Rigid Closed Top reporting segment. To finance the purchase, the Company used cash on hand and existing credit facilities. The Rexam SBC acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date.

The acquisition was accounted for as a business combination using the purchase method of accounting. The Company has recognized goodwill on this transaction as a result of expected synergies. A portion of the goodwill will not be deductible for tax purposes. The following table summarizes the allocation of purchase price:

Working capital	$80
Property and equipment	199
Intangible assets	43
Goodwill	60
Other long-term liabilities	(31)

Net assets acquired	$351

Pro forma net sales were $4,996 and $4,943 and unaudited pro forma net losses were $307 and $186 for fiscal 2011 and 2010, respectively. The pro forma net sales and net loss assume that the Rexam SBC and Pliant Corporation acquisition had occurred as of the beginning of the respective periods.

The pro forma information presented above is for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Rexam SBC acquisition been consummated at the beginning of the respective period, nor is it necessarily indicative of future operating results. Further, the information reflects only pro forma adjustments for additional interest expense, amortization and closing expenses, net of the applicable income tax effects.

3.	Long-Term Debt

Long-term debt consists of the following as of fiscal year-end 2012 and 2011:

	Maturity Date	2012	2011
Term loan	April 2015	$1,134	$1,146
Revolving line of credit	June 2016	73	195
First Priority Senior Secured Floating Rate Notes	February 2015	681	681
8 1/4% First Priority Notes	November 2015	370	370
Second Priority Senior Secured Floating Rate Notes	September 2014	210	210
9 1/2% Second Priority Notes	May 2018	500	500
Senior Unsecured Term Loan	June 2014	39	56
9 3/4% Second Priority Notes	January 2021	800	800
10 1/4% Senior Subordinated Notes	March 2016	127	127
11% Senior Subordinated Notes	September 2016	455	455
Debt discount, net		(9)	(13)
Capital leases and other	Various	91	100

		4,471	4,627
Less current portion of long-term debt		(40)	(46)

		$4,431	$4,581

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Berry Plastics Corporation Senior Secured Credit Facility

In fiscal 2007, the Berry Plastics Corporation entered into senior secured credit facilities that include a term loan in the principal amount of $1,200 term loan and a revolving credit facility (“Credit Facility”), which was amended in June 2011 to increase the commitments under its revolving credit facility by $150 to a total of $650 and extended the maturity to June 2016, subject to certain conditions. The Credit Facility provides borrowing availability equal to the lesser of (a) $650 or (b) the borrowing base, which is a function, among other things, of the Company’s accounts receivable and inventory.

The borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, as determined at the Company’s option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse, Cayman Islands Branch, as administrative agent, in the case of the term loan facility or Bank of America, N.A., as administrative agent, in the case of the revolving credit facility and (2) the U.S. federal funds rate plus 1/2 of 1% or (b) LIBOR (0.36% for the term loan as of fiscal 2012) determined by reference to the costs of funds for eurodollar deposits in dollars in the London interbank market for the interest period relevant to such borrowing Bank Compliance for certain additional costs. The applicable margin for LIBOR rate borrowings under the revolving credit facility range from 1.75% to 2.25% and for the term loan is 2.00%. The initial applicable margin for base rate borrowings under the revolving credit facility is 0% and under the term loan is 1.00%.

The term loan facility requires minimum quarterly principal payments of $3 for the first eight years, which commenced in June 2007, with the remaining amount payable in April 2015. In addition, the Company must prepay the outstanding term loan, subject to certain exceptions, with (1) beginning with the Company’s first fiscal year after the closing, 50% (which percentage is subject to a minimum of 0% upon the achievement of certain leverage ratios) of excess cash flow (as defined in the credit agreement); and (2) 100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if the Company does not reinvest or commit to reinvest those proceeds in assets to be used in its business or to make certain other permitted investments within 15 months, subject to certain limitations.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the Company is required to pay a commitment fee to the lenders under the revolving credit facilities in respect of the unutilized commitments thereunder at a rate equal to 0.375% to 0.50% per annum depending on the average daily available unused borrowing capacity. The Company also pays a customary letter of credit fee, including a fronting fee of 0.125% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

The Company may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurodollar loans. The senior secured credit facilities contain various restrictive covenants that, among other things and subject to specified exceptions, prohibit the Company from prepaying other indebtedness, and restrict its ability to incur indebtedness or liens, make investments or declare or pay any dividends. All obligations under the senior secured credit facilities are unconditionally guaranteed by the Company and, subject to certain exceptions, each of the Company’s existing and future direct and indirect domestic subsidiaries. The guarantees of those obligations are secured by substantially all of the Company’s assets as well as those of each domestic subsidiary guarantor.

The Company’s fixed charge coverage ratio, as defined in the revolving credit facility, is calculated based on a numerator consisting of adjusted EBITDA less pro forma adjustments, income taxes paid in cash and capital expenditures, and a denominator consisting of scheduled principal payments in respect of indebtedness for borrowed money, interest expense and certain distributions. We are obligated to sustain a minimum fixed charge

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

coverage ratio of 1.0 to 1.0 under the revolving credit facility at any time when the aggregate unused capacity under the revolving credit facility is less than 10% of the lesser of the revolving credit facility commitments and the borrowing base (and for 10 business days following the date upon which availability exceeds such threshold) or during the continuation of an event of default. At the end of fiscal 2012, the Company had unused borrowing capacity of $426 under the revolving credit facility subject to a borrowing base and thus was not subject to the minimum fixed charge coverage ratio covenant. The fixed charge ratio was 1.7 to 1.0, at the end of fiscal 2012.

Despite not having financial maintenance covenants, our debt agreements contain certain negative covenants. The failure to comply with these negative covenants could restrict our ability to incur additional indebtedness, effect acquisitions, enter into certain significant business combinations, make distributions or redeem indebtedness. The term loan facility contains a negative covenant first lien secured leverage ratio covenant of 4.0 to 1.0 on a pro forma basis for a proposed transaction, such as an acquisition or incurrence of additional first lien debt. Our first lien secured leverage ratio was 2.8 to 1.0 at the end of fiscal 2012.

As of fiscal 2012, there was $73 outstanding on the revolving line of credit and $50 in letters of credit outstanding. As of fiscal 2012, the Company had unused borrowing capacity of $426 under the revolving line of credit subject to the Company’s borrowing base calculations.

Future maturities of long-term debt as of fiscal year-end 2012 are as follows:

2013	$40
2014	281
2015	1,813
2016	1,035
2017	4
Thereafter	1,307

$4,480

Interest paid was $288, $300, and $244 in fiscal 2012, 2011, and 2010, respectively.

In October 2012, the Company filed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. Proceeds, net of underwriting fees, of $444 and cash from operations were used to repurchase $455 of 11% Senior Subordinated Notes due September 2016.

In fiscal 2012 and 2010, BP Parallel LLC (“BP Parallel”), a non-guarantor subsidiary of the Company, invested $4 and $25 to purchase assignments from non-affiliated third parties at then-prevailing market prices of $5 and $33 of principal of the Senior Unsecured Term Loan, respectively. We recognized a net gain of $1 and $8 on the repurchase of the Senior Unsecured Term Loan in fiscal 2012 and 2010, respectively which is recorded in Other expense (income) in our Consolidated Statements of Operations. BP Parallel did not purchase assignments of the Senior Unsecured Term Loan in 2011.

4.	Financial Instruments and Fair Value Measurements

As part of the overall risk management, the Company uses derivative instruments to reduce exposure to changes in interest rates attributed to the Company’s floating-rate borrowings. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. To the extent hedging relationships are found to be effective, as determined by FASB guidance, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item are recorded to Accumulated other comprehensive loss. Management believes hedge effectiveness is evaluated properly in preparation of the financial statements.

Cash Flow Hedging Strategy

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings.

In November 2010, the Company entered into two separate interest rate swap transactions to manage cash flow variability associated with $1 billion of the outstanding variable rate term loan debt (the “2010 Swaps”). The first agreement had a notional amount of $500 and became effective in November 2010. The agreement swaps three month variable LIBOR contracts for a fixed three year rate of 0.8925% and expires in November 2013. The second agreement had a notional amount of $500 and became effective in December 2010. The agreement swaps three month variable LIBOR contracts for a fixed three year rate of 1.0235% and expires in November 2013. In August 2011, the Company began utilizing 1-month LIBOR contracts for the underlying senior secured credit facility. The Company’s change in interest rate selection caused the Company to lose hedge accounting on both of the interest rate swaps. The Company recorded changes in fair value in the Consolidated Statement of Operations and will amortize the previously recorded unrealized losses of $3, net of tax as of fiscal year-end 2012 to Interest expense through the end of the respective swap agreements.

	Liability Derivatives
Derivatives not designated as hedging instruments under FASB guidance	Balance Sheet Location	2012	2011
Interest rate swaps—2010 Swaps	Other long-term liabilities	$7	$8

The effect of the derivative instruments on the Consolidated Statement of Operations are as follows:

Derivatives not designated as hedging instruments under FASB guidance	Statement of Operations Location	2012	2011
Interest rate swaps—2010 Swaps	Other expense (income)	$—	$(2)
	Interest expense	$4	$1

The Fair Value Measurements and Disclosures section of the ASC defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. This section also establishes a three-level hierarchy (Level 1, 2, or 3) for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. This section also requires the consideration of the counterparty’s or the Company’s nonperformance risk when assessing fair value.

The Company’s interest rate swap fair values were determined using Level 2 inputs as other significant observable inputs were not available.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

The Company’s financial instruments consist primarily of cash and cash equivalents, investments, long-term debt, interest rate swap agreements and capital lease obligations. The fair value of our investments exceeded book value as of fiscal 2012 and 2011, by $80 and $159, respectively. The following table summarizes our long-term indebtedness for which the book value was in excess of the fair value:

	2012	2011
First Priority Senior Secured Floating Rate Notes	—	61
9 1/2% Second Priority Notes	—	83
9 3/4% Second Priority Notes	—	140
Second Priority Senior Secured Floating Rate Notes	1	38
Senior Unsecured Term Loan	6	8
11% Senior Subordinated Notes	—	64
10 1/4% Senior Subordinated Notes	—	18

Redeemable Common Stock

The Company has common stock outstanding to former employees that will be repurchased by the Company. Redemption of this common stock will be based on the fair value of the stock on the fixed redemption date and this redemption is out of the control of the Company. This redeemable common stock is recorded at its fair value in temporary equity and changes in the fair value are recorded in additional paid in capital each period. Under the 2006 Equity Incentive Plan, the exercise price for option awards is the fair market value of common stock on the date of grant. Historically, the fair market value of a share of common stock was determined by the Board of Directors by applying industry-appropriate multiples to EBITDA. This valuation took into account a level of net debt that excluded cash required for working capital purposes. The categorization of the framework used to price these liabilities is considered a Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value. Subsequent to the initial public offering, the redemption requirement terminated and the Company no longer will be required to repurchase these shares. The fair value as of the end of fiscal 2012 and 2011 was $23 and $16, respectively.

Non-recurring Fair Value Measurements

The Company has certain assets that are measured at fair value on a non-recurring basis under the circumstances and events described in Note 1 and Note 10. The assets are adjusted to fair value only when the carrying values exceed the fair values. The categorization of the framework used to price the assets is considered a Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value (see Note 1 and 10 for additional discussion).

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Included in the following table are the major categories of assets measured at fair value on a non-recurring basis along with the impairment loss recognized on the fair value measurement for the year then ended.

	As of the end of fiscal 2012			Total	Impairment Loss
	Level 1	Level 2	Level 3
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Indefinite-lived trademarks	$—	$—	$220	$220	$—
Goodwill	—	—	1,626	1,626	—
Definite lived intangibles	—	—	737	737	17
Property, plant, and equipment	—	—	1,216	1,216	3

Total	$—	$—	$3,799	$3,799	$20

	As of the end of fiscal 2011			Total	Impairment Loss
	Level 1	Level 2	Level 3
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Indefinite-lived trademarks	$—	$—	$220	$220	$—
Goodwill	—	—	1,595	1,595	165
Property, plant, and equipment	—	—	1,250	1,250	35

Total	$—	$—	$3,065	$3,065	$200

	As of the end of fiscal 2010			Total	Impairment Loss
	Level 1	Level 2	Level 3
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Indefinite-lived trademarks	$—	$—	$220	$220	$—
Goodwill	—	—	1,700	1,700	—
Property, plant, and equipment	—	—	1,146	1,146	19

Total	$—	$—	$3,066	$3,066	$19

Valuation of Goodwill and Indefinite Lived Intangible Assets

ASC Topic 350 requires the Company to test goodwill for impairment at least annually using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. The Company conducts the two-step impairment test on the first day of the fourth fiscal quarter, unless indications of impairment exist during an interim period. When assessing its goodwill for impairment, the Company utilizes a discounted cash flow analysis in combination with a comparable company market approach to determine the fair value of their reporting units and corroborate the fair values. The Company utilizes a relief from royalty method to value their indefinite lived trademarks and uses the forecasts that are consistent with those used in the

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

reporting unit analysis. The Company has five reporting units more fully discussed in Note 1. In fiscal 2012 and fiscal 2010 the Company performed their annual impairment test and determined no impairment existed. In fiscal 2011 the Company recorded a goodwill impairment charge of $165 in Restructuring and impairment charges on the Consolidated Statement of Operations. The Company did not recognize any impairment charges on the definitive lived intangible assets in any of the years presented.

Valuation of Property, Plant and Equipment and Definite Lived Intangible Assets

The Company periodically realigns their manufacturing operations which results in facilities being closed and shut down and equipment transferred to other facilities or equipment being scrapped or sold. The Company utilizes appraised values to corroborate the fair value of the facilities and has utilized a scrap value based on prior facility shut downs to estimate the fair value of the equipment, which has approximated the actual value that was received. When impairment indicators exist, the Company will also perform an undiscounted cash flow analysis to determine the recoverability of the Company’s long-lived assets. The Company wrote-down their property, plant, and equipment with a carrying value of $1,219 to its fair value of $1,216, which resulted in an impairment charge of $3 during fiscal 2012. The Company wrote-down their property, plant, and equipment with a carrying value of $1,285 to its fair value of $1,250, which resulted in an impairment charge of $35 during fiscal 2011. The Company wrote-down their property, plant, and equipment with a carrying value of $1,165 to its fair value of $1,146, which resulted in an impairment charge of $19 during fiscal 2010. The Company recognized an impairment charge of $20 on the property, plant, and equipment and long-lived assets during fiscal 2012.

5.	Goodwill, Intangible Assets and Deferred Costs

The following table sets forth the gross carrying amount and accumulated amortization of the Company’s goodwill, intangible assets and deferred costs as of the fiscal year-end 2012 and 2011:

	2012	2011	Amortization Period
Deferred financing fees	$104	$104	Respective debt
Accumulated amortization	(51)	(39)

Deferred financing fees, net	53	65
Goodwill	1,626	1,595	Indefinite lived
Customer relationships	1,153	1,178	11 – 20 years
Trademarks (indefinite lived)	220	220	Indefinite lived
Trademarks (definite lived)	69	66	8-15 years
Other intangibles	99	82	10-20 years
Accumulated amortization	(584)	(502)

Intangible assets, net	957	1,044

Total goodwill, intangible assets and deferred costs	$2,636	$2,704

The Company recorded a goodwill impairment charge in the Engineered Materials and Flexible Packaging segments in fiscal 2011. See Note 1 for further discussion. Future amortization expense for definite lived intangibles as of fiscal 2012 for the next five fiscal years is $103, $95, $86, $79 and $68 each year for fiscal years ending 2013, 2014, 2015, 2016, and 2017, respectively.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

6.	Lease and Other Commitments and Contingencies

The Company leases certain property, plant and equipment under long-term lease agreements. Property, plant, and equipment under capital leases are reflected on the Company’s balance sheet as owned. The Company entered into new capital lease obligations totaling $45, $29, and $7 during fiscal 2010, 2011, and 2012, respectively, with various lease expiration dates through 2019. The Company records amortization of capital leases in Cost of goods sold in the Consolidated Statement of Operations. Assets under operating leases are not recorded on the Company’s balance sheet. Operating leases expire at various dates in the future with certain leases containing renewal options. The Company had minimum lease payments or contingent rentals of $15 and $14 and asset retirement obligations of $5 and $6 as of fiscal 2012 and 2011, respectively. Total rental expense from operating leases was $56, $59, and $56 in fiscal 2012, 2011, and 2010, respectively.

Future minimum lease payments for capital leases and noncancellable operating leases with initial terms in excess of one year as of fiscal year-end 2012, are as follows:

	Capital Leases	Operating Leases
2013	$24	$46
2014	20	36
2015	22	32
2016	11	30
2017	4	26
Thereafter	6	119

	87	$289

Less: amount representing interest	(17)

Present value of net minimum lease payments	$70

In September 2012, the Company entered into a sale-leaseback transaction pursuant to which it sold its warehouse facility located in Lawrence , Kansas. The Company received net proceeds of $20 and resulted in the Company realizing a deferred gain of $1 which will be offset against the future lease payments over the life of the lease.

The Company is party to various legal proceedings involving routine claims which are incidental to its business. Although the Company’s legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company believes that any ultimate liability would not be material to its financial position, results of operations or cash flows. The Company has various purchase commitments for raw materials, supplies and property and equipment incidental to the ordinary conduct of business.

As the end of fiscal 2012, the Company employed over 15,000 employees. Approximately 11% of our employees are covered by collective bargaining agreements. Four of our 12 agreements, covering approximately 1,200 employees, were scheduled for renegotiation in fiscal 2012, and each of them was renegotiated. The remaining agreements expire after fiscal 2012.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

7.	Accrued Expenses, Other Current Liabilities and Other Long-Term Liabilities

The following table sets forth the totals included in Accrued expenses and other current liabilities as of fiscal year-end 2012 and 2011.

	2012	2011
Employee compensation, payroll and other taxes	$95	$101
Interest	60	63
Rebates	68	60
Other	77	62

	$300	$286

The following table sets forth the totals included in Other long-term liabilities as of fiscal year-end 2012 and 2011.

	2012	2011
Lease retirement obligation	$20	$20
Sale-lease back deferred gain	34	35
Pension liability	84	79
Other	28	36

	$166	$170

8.	Income Taxes

The Company is being taxed at the U.S. corporate level as a C-Corporation and has provided U.S. Federal, State and foreign income taxes.

Significant components of income tax expense (benefit) for the fiscal years ended 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Current
United States
Federal	$(3)	$—	$—
State	—	1	3
Non-U.S.	4	3	—

Current income tax provision	1	4	3
Deferred:
United States
Federal	3	(57)	(38)
State	(1)	7	(11)
Non-U.S.	(1)	(1)	(3)

Deferred income tax expense (benefit)	1	(51)	(52)

Expense (benefit) for income taxes	$2	$(47)	$(49)

U.S. income (loss) from continuing operations before income taxes was $2, $(342), and $(140) for fiscal 2012, 2011, and 2010, respectively. Non-U.S. income (loss) from continuing operations before income taxes was $2, $(4), and $(22) for fiscal 2012, 2011, and 2010, respectively.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

The reconciliation between U.S. Federal income taxes at the statutory rate and the Company’s benefit for income taxes on continuing operations for fiscal 2012, 2011, and 2010 are as follows:

	2012	2011	2010
U.S. Federal income tax benefit at the statutory rate	$1	$(121)	$(57)
Adjustments to reconcile to the income tax provision:
U.S. State income tax expense, net of valuation allowance	(1)	8	(8)
Impairment of goodwill	—	58	—
Permanent differences	1	1	2
Transaction costs	—	1	3
Changes in foreign valuation allowance	1	3	3
Rate differences between U.S. and foreign	1	1	4
Other	(1)	2	4

Expense (benefit) for income taxes	$2	$(47)	$(49)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability as of fiscal 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:
Allowance for doubtful accounts	$4	$4
Deferred gain on sale-leaseback	15	15
Accrued liabilities and reserves	60	58
Inventories	8	8
Net operating loss carryforward	393	406
Alternative minimum tax (AMT) credit carryforward	9	8
Other	6	15

Total deferred tax assets	495	514
Valuation allowance	(51)	(43)

Total deferred tax assets, net of valuation allowance	444	471

Deferred tax liabilities:
Property and equipment	190	143
Intangible assets	322	347
Debt extinguishment	132	132
Other	1	4

Total deferred tax liabilities	645	626

Net deferred tax liability	$(201)	$(155)

In the United Sates the Company had $911 of Federal net operating loss carryforwards, which will be available to offset future taxable income. As of fiscal year-end 2012, the Company had foreign net operating loss carryforwards of $129, which will be available to offset future taxable income. If not used, the Federal net operating loss carryforwards will expire in future years beginning 2026 through 2031. AMT credit carryforwards totaling $9 are available to the Company indefinitely to reduce future years’ Federal income taxes.

The Company believes that it will not generate sufficient future taxable income to realize the tax benefits in certain foreign jurisdictions related to the deferred tax assets. The Company also has certain state net operating

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

losses that may expire before they are fully utilized. Therefore, the Company has provided a full valuation allowance against certain of its foreign net operating losses and a valuation allowance against certain of its state net operating losses included within the deferred tax assets.

Prior changes in ownership have created limitations under Sec. 382 of the internal revenue code on annual usage of net operating loss carryforwards. However, the Company’s Federal net operating loss carryforwards are available for immediate use. As part of the effective tax rate calculation, if we determine that a deferred tax asset arising from temporary differences is not likely to be utilized, we will establish a valuation allowance against that asset to record it at its expected realizable value. The Company has not provided a valuation allowance on its Federal net operating loss carryforwards in the United States because it has determined that future reversals of its temporary taxable differences will occur in the same periods and are of the same nature as the temporary differences giving rise to the deferred tax assets. Our valuation allowance against deferred tax assets was $51 and $43 as of fiscal year-end 2012 and 2011, respectively, related to the foreign operating loss carryforwards, U.S. State operating loss carryforwards, and foreign tax credit carryforwards. The Company paid cash taxes of $2, $2 and $3 in fiscal 2012, 2011, and 2010, respectively.

Uncertain Tax Positions

We adopted the provisions of the Income Taxes standard of the Codification. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with guidance provide by FASB and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Our policy to include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes did not change. There was no adjustment to retained earnings upon adoption.

The following table summarizes the activity related to our gross unrecognized tax benefits from year-end fiscal 2011 to year-end fiscal 2012:

	2012	2011
Beginning unrecognized tax benefits	$33	$34
Gross increases—tax positions in prior periods	2	3
Gross decreases—tax positions in prior periods	(25)	(4)
Gross increases—from acquisitions	—	2
Gross increases—current period tax positions	—	1
Settlements	—	(2)
Lapse of statute of limitations	(2)	(1)

Ending unrecognized tax benefits	$8	$33

The $25 gross decrease of tax positions related to prior periods and did not have a material impact on our effective tax rate due to a similar decrease in the related deferred tax asset.

The amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $5 for fiscal year-end 2011 and 2012.

As of fiscal year-end 2012, we had $1 accrued for payment of interest and penalties related to our uncertain tax positions. Our penalties and interest related to uncertain tax positions are included in income tax expense.

We and our subsidiaries are routinely examined by various taxing authorities. Although we file U.S. Federal, U.S. State, and foreign tax returns, our major tax jurisdiction is the U.S. The IRS has completed an examination

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

of our 2003 tax year. The Company is currently under examination by the IRS for U.S. Federal tax years 2010 and 2011. Our 2004—2009 tax years remain subject to examination by the IRS. There are various other on-going audits in various other jurisdictions that are not material to our financial statements.

As of the end of fiscal 2012, we had unremitted earnings from foreign subsidiaries including earnings that have been or are intended to be permanently reinvested for continued use in foreign operations, accordingly, no provision for US Federal or State income taxes has been provided thereon. If distributed, those earnings would result in additional income tax expense at approximately the U.S. statutory rate. Determination of the amount of unrecognized deferred US income tax liability is not practicable due to the complexities associated with its hypothetical calculation nor is it considered to be material. We have identified non U.S. funds from Germany, Australia, Malaysia and India that are not permanently reinvested and have recognized deferred tax liabilities for additional tax expense that we expect to incur upon repatriation of earnings that are not sourced from previously taxed income.

9.	Retirement Plan

The Company maintains six defined benefit pension plans which cover certain manufacturing facilities. The Company also maintains a retiree health plan, which covers certain healthcare and life insurance benefits for certain retired employees and their spouses. Each of the six defined benefit plans and the retiree health plan are frozen plans. The Company uses fiscal year-end as a measurement date for the retirement plans.

The Company sponsors two defined contribution 401(k) retirement plans covering substantially all employees. Contributions are based upon a fixed dollar amount for employees who participate and percentages of employee contributions at specified thresholds. Contribution expense for these plans was $7, $6, and $6 for fiscal 2012, 2011, and 2010, respectively.

The Company participates in one multiemployer plan. Contributions to the plan are based on specific percentages of employee compensation and are immaterial.

The projected benefit obligations of the Company’s plans presented herein are equal to the accumulated benefit obligations of such plans. The tables below exclude the obligations related to the foreign plans. The net liability for foreign plans is approximately $3. The net amount of liability recognized is included in Other long-term liabilities on the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Retiree Health Plan
	2012	2011	2012	2011
Change in Projected Benefit Obligations (PBO)
PBO at beginning of period	$179	$175	$4	$4
Service cost	—	—	—	—
Interest cost	8	8	—	—
Actuarial loss (gain)	29	4	—	—
Benefits paid	(9)	(8)	(1)	—

PBO at end of period	$207	$179	$3	$4

Change in Fair Value of Plan Assets
Plan assets at beginning of period	$109	$112	$—	$—
Actual return on plan assets	20	(2)	—	—
Company contributions	9	7	1	—
Benefits paid	(9)	(8)	(1)	—

Plan assets at end of period	129	109	—	—

Net amount recognized	$(78)	$(70)	$(3)	$(4)

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

At the end of fiscal 2012 the Company had $53 of net unrealized losses recorded in Accumulated other comprehensive loss on the Consolidated Balance Sheets. The Company expects $2 to be realized in fiscal 2013.

The following table presents significant weighted-average assumptions used to determine benefit obligation and benefit cost for the fiscal years ended:

	Defined Benefit Pension Plans		Retiree Health Plan
(Percents)	2012	2011	2012	2011
Weighted-average assumptions:
Discount rate for benefit obligation	3.6	4.4	2.4	4.5
Discount rate for net benefit cost	4.4	4.8	4.5	5.0
Expected return on plan assets for net benefit costs	8.0	8.0	8.0	8.0

In evaluating the expected return on plan assets, Berry considered its historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of advisors. The return on plan assets is derived from target allocations and historical yield by asset type. Health-care-cost trend rates were assumed to increase at an annual rate of 7.0% in 2012 and thereafter. A one-percentage-point change in these assumed health care cost trend rates would not have a material impact on our postretirement benefit obligation.

In accordance with the guidance from the FASB for employers’ disclosure about postretirement benefit plan assets the table below discloses fair values of each pension plan asset category and level within the fair value hierarchy in which it falls. There was no material changes or transfers between level 3 assets and the other levels.

Fiscal 2012 Asset Category	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4	$—	$—	$4
U.S. large cap comingled equity funds	—	40	—	40
U.S. mid cap equity mutual funds	13	—	—	13
U.S. small cap equity mutual funds	7	—	—	7
International equity mutual funds	13	—	—	13
Real estate equity investment funds	4	—	—	4
Corporate bond mutual funds	—	37	—	37
Guaranteed investment account	—	—	11	11
Other	—	—	—	—

Total	$41	$77	$11	$129

Fiscal 2011 Asset Category	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4	$—	$—	$4
U.S. large cap comingled equity funds	—	28	—	28
U.S. mid cap equity mutual funds	10	—	—	10
U.S. small cap equity mutual funds	5	—	—	5
International equity mutual funds	11	—	—	11
Real estate equity investment funds	3	—	—	3
Corporate bond mutual funds	—	30	—	30
Guaranteed investment account	—	—	12	12
Other	6	—	—	6

Total	$39	$58	$12	$109

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the fiscal years ending as follows:

	Defined Benefit Pension Plans	Retiree Health Plan
2013	$10	$1
2014	10	—
2015	10	—
2016	10	—
2017	10	—
2018-2022	55	1

Net pension and retiree health benefit expense included the following components as of fiscal 2012 and 2011:

	2012	2011
Defined Benefit Pension Plans
Service cost	$—	$—
Interest cost	8	9
Amortization	2	1
Expected return on plan assets	(8)	(9)

Net periodic benefit cost	$2	$1

Our defined benefit pension plan asset allocations as of fiscal year-end 2012 and 2011 are as follows:

	2012	2011
Asset Category
Equity securities and equity-like instruments	59%	53%
Debt securities	29	32
Other	12	15

Total	100%	100%

The Company’s retirement plan assets are invested with the objective of providing the plans the ability to fund current and future benefit payment requirements while minimizing annual Company contributions. The plans’ asset allocation strategy reflects a long-term growth strategy with approximately 40-50% allocated to growth investments and 40-50% allocated to fixed income investments and 5-10% in other, including cash. The retirement plans held $11 principal of the Company’s 10  1/4% Senior Subordinated Notes at the end of fiscal 2012 and 2011, respectively. The Company re-addresses the allocation of its investments on a regular basis.

10.	Restructuring and Impairment Charges

The Company announced various restructuring plans in the last three fiscal years which included shutting down facilities in all four of the Company’s operating segments.

During fiscal 2010, the Company announced the intention to shut down four manufacturing facilities within its Engineered Materials division. The affected business accounted for $91 of annual net sales with majority of the operations transferred to other facilities. The Company also announced the intention to shut down a manufacturing facility within its Flexible Packaging division. The affected business accounted for less than

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

$22 of annual net sales with majority of the operations transferred to other facilities. The Company recorded $19 of non-cash asset impairment costs in fiscal 2010 related to these restructuring plans and has been reported as Restructuring and impairment charges in the Consolidated Statements of Operations. These impairments were for buildings and equipment that exceeded net realizable value as of the valuation dates.

During fiscal 2011, the Company announced the intention to shut down two facilities within its Engineered Materials division. The affected business accounted for approximately $106 of annual net sales with the majority of the operations transferred to other facilities. The Company also announced its intention to shut down a manufacturing location within its Flexible Packaging division. The affected business accounted for approximately $24 of annual net sales with the majority of the operations transferred to other facilities. The Company also announced its intention to shut down a manufacturing location within its Rigid Closed Top division. The affected business accounted for approximately $14 of annual net sales with the majority of the operations transferred to other facilities. The Company recorded $35 of non-cash asset impairment costs in fiscal 2011 related to these restructuring plans and has been reported as Restructuring and impairment charges in the Consolidated Statements of Operations. These impairments were for buildings and equipment that exceeded net realizable value as of the valuation dates.

During fiscal 2012, the Company announced the intention to shut down three facilities one each in Rigid Closed Top, Engineered Materials and Flexible Packaging divisions. The affected Rigid Closed Top, Engineered Materials, and Flexible Packaging businesses accounted for approximately $14, $71, and $24 of annual net sales, with the majority of the operations transferred to other facilities. During the first fiscal quarter the Company made the decision to exit operations in the Engineered Materials division. This decision resulted in non-cash impairment charges of $17 related to certain customer lists deemed to have no further value recorded in Restructuring and impairment charges on the Consolidated Statement of Operations. The exited operations were immaterial to the Company and Engineered Materials segment.

The table below sets forth the Company’s estimate of the total cost of the restructuring programs since 2007, the portion recognized through fiscal year-end 2012 and the portion expected to be recognized in a future period:

	Expected Total Costs	Cumulative charges through Fiscal 2012	To be Recognized in Future
Severance and termination benefits	$34	$34	$—
Facility exit costs	52	50	2
Asset impairment	100	100	—
Other	4	4	—

Total	$190	$188	$2

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

The tables below sets forth the significant components of the restructuring charges recognized for the fiscal years ended 2012 2011 and 2010, by segment:

	Fiscal Year
	2012	2011	2010
Rigid Open Top
Severance & termination benefits	$—	$2	$—
Facility exit costs	—	—	2

Total	$—	$2	$2

Rigid Closed Top
Severance & termination benefits	$3	$3	$—
Facility exit costs	2	1	3
Non-cash asset impairment	4	4	—

Total	$9	$8	$3

Engineered Materials
Severance & termination benefits	$4	$2	$—
Facility exit costs	2	7	4
Non-cash asset impairment	16	22	9

Total	$22	$31	$13

Flexible Packaging
Severance & termination benefits	$—	$4	$7
Facility exit costs	—	2	6
Non-cash asset impairment	—	9	10

Total	$—	$15	$23

Consolidated
Severance & termination benefits	$7	$11	$7
Facility exit costs	4	10	15
Non-cash asset impairment	20	35	19

Total	$31	$56	$41

The table below sets forth the activity with respect to the restructuring accrual as of fiscal 2012 and 2011:

	Employee Severance and Benefits	Facility Exit Costs	Non-cash charges	Total
Balance as of fiscal 2010	$3	$3	$—	$6
Charges	11	10	35	56
Non-cash asset impairment	—	—	(35)	(35)
Cash payments	(10)	(10)	—	(20)

Balance as of fiscal 2011	4	3	—	7

Charges	7	4	20	31
Non-cash asset impairment	—	—	(20)	(20)
Cash payments	(7)	(4)	—	(11)

Balance as of fiscal 2012	$4	$3	$—	$7

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

The restructuring costs accrued as of fiscal year-end 2012 will result in future cash outflows, which are not expected to be material.

11.	Related Party Transactions

Management Fee

The Company is charged a management fee by affiliates of Apollo and Graham for the provision of management consulting and advisory services provided throughout the year. The management fee is the greater of $3 or 1.25% of adjusted EBITDA. The management fees are classified in Other operating expenses in the Statement of Operations and the management services agreement with Apollo and Graham terminated upon completion of the initial public offering completed on October 3, 2012.

Total management fees charged by Apollo and Graham were $9, $9, and $8 in fiscal 2012, 2011, and 2010, respectively. The Company paid $8 and $6 to entities affiliated with Apollo and $1 to entities affiliated with Graham for fiscal 2012 and 2011, respectively. In connection with the Rexam SBC acquisition, Berry management and the sponsors received a transaction fee of $5.

Other Related Party Transactions

Certain of our management, stockholders and related parties and its affiliates have independently acquired and held financial debt instruments of the Company. During fiscal 2010 and 2012, interest expense related to this debt includes $8 and $2, respectively.

12.	Stockholders’ Equity

2006 Equity Incentive Plan

In connection with Apollo’s acquisition of the Company, we adopted an equity incentive plan pursuant to which options to acquire up to 7,071,337 shares of the Company’s common stock may be granted. Prior to fiscal 2011, the plan was amended to allow for an additional 5,267,500 options to be granted. Options granted under the 2006 Equity Incentive Plan may not be assigned or transferred, except to the Company or by will or the laws of descent or distribution. The 2006 Equity Incentive Plan terminates ten years after adoption and no options may be granted under the plan thereafter. The 2006 Equity Incentive Plan allows for the issuance of non-qualified options, options intended to qualify as “incentive stock options” within the meaning of the Internal Revenue Code of 1986, as amended, and stock appreciation rights. The employees participating in the 2006 Equity Incentive Plan receive options and stock appreciation rights under the 2006 Equity Incentive Plan pursuant to individual option and stock appreciation rights agreements, the terms and conditions of which are substantially identical. Each option agreement provides for the issuance of options to purchase common stock of the Company. Options granted under the 2006 Equity Incentive Plan had an exercise price per share that either (1) was fixed at the fair market value of a share of common stock on the date of grant or (2) commenced at the fair market value of a share of common stock on the date of grant and increases at the rate of 15% per year during the term. Some options granted under the plan become vested and exercisable over a five-year period based on continued service. Other options become vested and exercisable based on the achievement by the Company of certain financial targets. Upon a change in control, the vesting schedule, with respect to certain options, accelerate for a portion of the shares subject to such options.

The Company recognized total stock based compensation of $2 for fiscal 2012 and 2011 and $1 for fiscal 2010.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Information related to the 2006 Equity Incentive Plan as of the fiscal year-end 2012 and 2011 is as follows:

	2012		2011
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	10,826,232	$7.70	10,614,883	$7.78
Options granted	695,898	10.57	1,552,418	6.13
Options exercised or cash settled	(175,412)	7.33	—	—
Options forfeited or cancelled	(605,628)	7.43	(1,341,069)	7.94

Options outstanding, end of period	10,741,090	$7.76	10,826,232	$7.70

Option price range at end of period	$3.04-15.04		$3.04-9.21
Options exercisable at end of period	7,327,612		7,318,346
Options available for grant at period end	1,597,240		1,512,606
Weighted average fair value of options granted during period	$2.71		$1.88

The fair value for options granted has been estimated at the date of grant using a Black-Scholes model, generally with the following weighted average assumptions:

	2012	2011	2010
Risk-free interest rate	.6 - .9%	1.30%	2.60%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor	0.38	.32 - .34	0.33
Expected option life	5 years	5 years	5 years

The following table summarizes information about the options outstanding as of fiscal 2012:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable
$3.04 - $15.04	10,741,090	5 years	$7.76	7,327,612

Redeemable Common Stock

The Company has common stock outstanding to former employees that will be repurchased by the Company. Redemption of this common stock will be based on the fair value of the stock on the fixed redemption date and this redemption is out of the control of the Company. This redeemable common stock is recorded at its fair value in temporary equity and changes in the fair value are recorded in additional paid in capital each period. Under the 2006 Equity Incentive Plan, the exercise price for option awards is the fair market value of common stock on the date of grant. Historically, the fair market value of a share of common stock was determined by the Board of Directors by applying industry-appropriate multiples to current EBITDA. This valuation took into account a level of net debt that excluded cash required for working capital purposes. The categorization of the framework used to price these liabilities is considered a Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value. Upon completion of a successful initial public offering, the redemption requirement terminates and the Company is no longer required to repurchase these shares. The fair value as of the end of fiscal 2012 and 2011 is $23 and $16, respectively.

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

13.	Segment and Geographic Data

Berry’s operations are organized into four reportable segments: Rigid Open Top, Rigid Closed Top, Engineered Materials, and Flexible Packaging. The Company has manufacturing and distribution centers in the United States, Canada, Mexico, Belgium, Australia, Germany, Brazil, Malaysia, and India. The North American operation represents 96% of the Company’s net sales, 98% of total long-lived assets, and 99% of the total assets. Selected information by reportable segment is presented in the following table.

	2012	2011	2010
Net sales
Rigid Open Top	$1,229	$1,261	$1,160
Rigid Closed Top	1,438	1,053	970
Engineered Materials	1,362	1,451	1,457
Flexible Packaging	737	796	670

Total	$4,766	$4,561	$4,257

Operating income (loss)
Rigid Open Top	$159	$155	$124
Rigid Closed Top	95	77	73
Engineered Materials	70	(71)	4
Flexible Packaging	1	(119)	(77)

Total	$325	$42	$124

Depreciation and amortization
Rigid Open Top	$90	$102	$93
Rigid Closed Top	135	95	91
Engineered Materials	71	72	72
Flexible Packaging	59	75	61

Total	$355	$344	$317

	2012	2011
Total assets
Rigid Open Top	$1,773	$1,818
Rigid Closed Top	1,959	1,963
Engineered Materials	873	841
Flexible Packaging	501	595

	$5,106	$5,217

	2012	2011
Goodwill
Rigid Open Top	$681	$681
Rigid Closed Top	832	819
Engineered Materials	73	55
Flexible Packaging	40	40

	$1,626	$1,595

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

14.	Net Income (Loss) Per Share

Basic net income or loss per share is calculated by dividing the net income or loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net income or loss per share is computed by dividing the net income or loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method and the if-converted method. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted net income or loss per share when their effect is dilutive. The Company’s redeemable common stock is included in the weighted-average number of common shares outstanding for calculating basic and diluted net income or loss per share.

The following tables and discussion provide a reconciliation of the numerator and denominator of the basic and diluted net loss per share computations. The calculation below provides net income or loss on both basic and diluted basis for fiscal 2012, 2011, and 2010 (in thousands).

	2012	2011	2010
Net income (loss)	$2	$(299)	$(113)
Weighted average shares of common stock outstanding—basic	83,435	84,121	84,525

Weighted average shares of common stock outstanding	83,435	84,121	84,525
Other common stock equivalents	3,209	—	—

Weighted average shares of common stock outstanding—diluted	86,644	84,121	84,525

Basic net income (loss) per share
Basic net income (loss) per share from continuing operations	$0.02	$(3.55)	$(1.34)

Basic net income (loss) per share available to common shareholders	$0.02	$(3.55)	$(1.34)

Diluted net income (loss) per share
Diluted net income (loss) per share from continuing operations	$0.02	$(3.55)	$(1.34)

Diluted net income (loss) per share available to common shareholders	$0.02	$(3.55)	$(1.34)

The conversion of stock options is not included in the calculation of diluted net loss per common share as of the end of fiscal 2011 and 2010 as the effect of these conversions would be antidilutive to the net loss available to common shareholders. Thus, the weighted-average common equivalent shares used for purposed of computing diluted EPS are the same as those used to compute basic EPS for these periods. Shares excluded from the calculation as the effect of their conversion into shares of our common stock would be antidilutive were 10,826,232 and 10,614,882 as of the end of fiscal 2011 and 2010, respectively.

15.	Guarantor and Non-Guarantor Financial Information

Berry Plastics Corporation (“Issuer”) has notes outstanding which are fully, jointly, severally, and unconditionally guaranteed by substantially all of Berry’s domestic subsidiaries. Separate narrative information or financial statements of the guarantor subsidiaries have not been included because they are 100% owned by the parent company and the guarantor subsidiaries unconditionally guarantee such debt on a joint and several basis. A guarantee of a guarantor of the securities will terminate upon the following customary circumstances: the sale of the capital stock of such guarantor if such sale complies with the indenture, the designation of such guarantor as an unrestricted subsidiary, the defeasance or discharge of the indenture, as a result of the holders of certain

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

other indebtedness foreclosing on a pledge of the shares of a guarantor subsidiary or if such guarantor no longer guarantees certain other indebtedness of the issuer. The guarantees are also limited as necessary to prevent them from constituting a fraudulent conveyance under applicable law and guarantees guaranteeing subordinated debt are subordinated to certain other of the Company’s debts. Presented below is condensed consolidating financial information for the parent, issuer, guarantor subsidiaries and non-guarantor subsidiaries. Our issuer and guarantor financial information includes all of our domestic operating subsidiaries, our non-guarantor subsidiaries include our foreign subsidiaries and BP Parallel, LLC. BP Parallel, LLC is the entity that we established to buyback debt securities of Berry Plastics Group, Inc. and Berry Plastics Corporation. Berry Plastics Group, Inc. uses the equity method to account for its ownership in Berry Plastics Corporation in the Condensed Consolidating Supplemental Financial Statements. Berry Plastics Corporation uses the equity method to account for its ownership in the guarantor and non-guarantor subsidiaries. All consolidating entries are included in the eliminations column along with the elimination of intercompany balances.

Condensed Supplemental Consolidated Statements of Operations

	Fiscal 2012
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$579	$3,829	$358	$—	$4,766
Cost of sales	—	501	3,144	304	—	3,949
Selling, general and administrative expenses	—	53	329	35	—	417
Restructuring and impairment charges, net	—	1	29	1	—	31
Other operating expenses	—	28	7	9	—	44

Operating income (loss)	—	(4)	320	9	—	325
Other income	—	(7)	—	—	—	(7)
Interest expense, net	54	39	261	(110)	84	328
Equity in net income of subsidiaries	(58)	(173)	—	—	231	—

Net income (loss) before income taxes	4	137	59	119	(315)	4
Income tax expense (benefit)	2	46	1	3	(50)	2

Net income (loss)	$2	$91	$58	$116	$(265)	$2

Currency translation	—	—	—	6	—	6
Interest rate hedges	—	4	—	—	—	4
Defined benefit pension and retiree benefit plans	—	—	(14)	—	—	(14)
Provision for income taxes related to other comprehensive income items	—	(1)	6	—	—	5

Comprehensive income (loss)	$2	$94	$50	$122	$(265)	$3

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

	Fiscal 2011
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$695	$3,503	$363	$—	$4,561
Cost of sales	—	626	2,937	315	—	3,878
Selling, general and administrative expenses	—	56	295	30	—	381
Restructuring and impairment charges, net	—	30	190	1	—	221
Other operating expenses	—	—	11	28	—	39

Operating income (loss)	—	(17)	70	(11)	—	42
Other income	—	62	(1)	—	—	61
Interest expense, net	50	49	249	(77)	56	327
Equity in net income of subsidiaries	296	85	—	—	(381)	—

Net income (loss) before income taxes	(346)	(213)	(178)	66	325	(346)
Income tax expense (benefit)	(47)	16	(29)	2	11	(47)

Net income (loss)	$(299)	$(229)	$(149)	$64	$314	$(299)

Currency translation	—	—	—	(10)	—	(10)
Interest rate hedges	—	(8)	—	—	—	(8)
Defined benefit pension and retiree benefit plans	—	—	(14)	—	—	(14)
Provision for income taxes related to other comprehensive income taxes	—	2	5	—	—	7

Comprehensive income (loss)	$(299)	$(235)	$(158)	$54	$314	$(324)

	Fiscal 2010
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$758	$3,166	$333	$—	$4,257
Cost of sales	—	709	2,666	292	—	3,667
Selling, general and administrative expenses	—	63	285	31	—	379
Restructuring and impairment charges, net	—	15	24	2	—	41
Other operating expenses	—	12	17	17	—	46

Operating income (loss)	—	(41)	174	(9)	—	124
Other income	—	(19)	—	—	(8)	(27)
Interest expense, net	48	54	229	(51)	33	313
Equity in net income of subsidiaries	114	—	—	—	(114)	—

Net income (loss) before income taxes	(162)	(76)	(55)	42	89	(162)
Income tax expense (benefit)	(49)	(8)	(17)	4	21	(49)

Net income (loss)	$(113)	$(68)	$(38)	$38	$68	$(113)

Currency translation	—	—	—	6	—	6
Interest rate hedges	—	—	—	—	—	—
Defined benefit pension and retiree benefit plans	—	—	(12)	—	—	(12)
Provision for income taxes related to other comprehensive income items	—	—	7	—	—	7

Comprehensive income (loss)	$(113)	$(68)	$(43)	$44	$68	$(112)

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Condensed Supplemental Consolidated Balance Sheet

As of fiscal year-end 2012

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$66	$—	$21	$—	$87
Accounts receivable, net of allowance	—	60	336	59	—	455
Intercompany receivable	243	3,800	74	—	(4,117)	—
Inventories	—	83	414	38	—	535
Prepaid expenses and other current	120	17	9	21	(11)	156

Total current assets	363	4,026	833	139	(4,128)	1,233
Property, plant and equipment, net	—	113	1,023	80	—	1,216
Intangible assets, net	8	184	2,343	111	(10)	2,636
Investment in subsidiaries	254	615	—	—	(869)	—
Other assets	—	10	10	638	(637)	21

Total assets	$625	$4,948	$4,209	$968	$(5,644)	$5,106

Liabilities and equity
Current liabilities:
Accounts payable	$—	$84	$195	$27	$—	$306
Accrued and other current liabilities	18	159	120	16	(13)	300
Intercompany payable	—	—	3,966	151	(4,117)	—
Long-term debt-current portion	—	35	—	5	—	40

Total current liabilities	18	278	4,281	199	(4,130)	646
Long-term debt	736	4,542	—	3	(850)	4,431
Deferred tax liabilities	315	—	—	—	—	315
Other long-term liabilities	8	37	119	5	(3)	166

Total long-term liabilities	1,059	4,579	119	8	(853)	4,912

Total liabilities	1,077	4,857	4,400	207	(4,983)	5,558

Redeemable shares	23	—	—	—	23
Total equity	(475)	91	(191)	761	(661)	(475)

Total liabilities and equity	$625	$4,948	$4,209	$968	$(5,644)	$5,106

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Condensed Supplemental Consolidated Balance Sheet

As of fiscal year-end 2011

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$20	$5	$17	$—	$42
Accounts receivable, net of allowance	—	80	411	52	—	543
Intercompany receivable	159	4,078	—	—	(4,237)	—
Inventories	—	98	445	35	—	578
Prepaid expenses and other current	62	10	9	11	—	92

Total current assets	221	4,286	870	115	(4,237)	1,255
Property, plant and equipment, net	—	129	1,048	73	—	1,250
Intangible assets, net	5	207	2,447	52	(7)	2,704
Investment in subsidiaries	282	417	—	—	(699)	—
Other assets	—	—	7	511	(510)	8

Total assets	$508	$5,039	$4,372	$751	$(5,453)	$5,217
Liabilities and equity
Current liabilities:
Accounts payable	$—	$98	$231	$23	$—	$352
Accrued and other current liabilities	12	147	126	13	(12)	286
Intercompany payable	—	—	4,167	70	(4,237)	—
Long-term debt-current portion	—	32	—	2	12	46

Total current liabilities	12	277	4,524	108	(4,237)	684
Long-term debt	697	4,688	—	3	(807)	4,581
Deferred tax liabilities	233	—	—	—	—	233
Other long-term liabilities	17	68	97	5	(17)	170

Total long-term liabilities	947	4,756	97	8	(824)	4,984

Total liabilities	959	5,033	4,621	116	(5,061)	5,668

Redeemable shares	16	—	—		—	16
Total equity	(467)	6	(249)	635	(392)	(467)

Total liabilities and equity	$508	$5,039	$4,372	$751	$(5,453)	$5,217

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

Condensed Supplemental Consolidated Statements of Cash Flows

	Fiscal 2012
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$—	$(22)	$504	$(3)	$—	$479
Cash Flow from Investing Activities
Additions to property, plant, and equipment	—	(9)	(209)	(12)	—	(230)
Proceeds from disposal of assets	—	—	30	—	—	30
Investment in Parent	—	—	—	(4)	4	—
(Contributions) distributions to/from subsidiaries	16	(20)	—	—	4	—
Intercompany advances (repayments)	—	258	—	—	(258)	—
Investment in Issuer debt securities	—	—	—	—	—	—
Acquisition of business net of cash acquired	—	—	7	(62)	—	(55)

Net cash used in investing activities	16	229	(172)	(78)	(250)	(255)

Cash Flow from Financing Activities
Proceeds from long-term debt	—	—	—	2	—	2
Equity contributions	—	(6)	—	—	—	(6)
Repayment of long-term debt	(16)	(155)	—	—	(4)	(175)
Changes in intercompany balances	—	—	(337)	79	258	—
Contribution from Parent	—	—	—	4	(4)	—
Deferred financing costs	—	—	—	—	—	—

Net cash provided by (used in) financing activities	(16)	(161)	(337)	85	250	(179)

Net increase in cash and cash equivalents	—	46	(5)	4	—	45
Cash and cash equivalents at beginning of period	—	20	5	17	—	42

Cash and cash equivalents at end of period	$—	$66	$—	$21	$—	$87

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

	Fiscal 2011
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$2	$15	$322	$(11)	$(1)	$327

Cash Flow from Investing Activities
Additions to property, plant, and equipment	—	(16)	(138)	(6)	—	(160)
Proceeds from disposal of assets	—	—	5	—	—	5
Investment in Parent	—	—	—	—	—	—
(Contributions) distributions to/from subsidiaries	—	(39)	—	—	39	—
	—	166	—	—	(166)	—
Investment in Issuer debt securities	—	—	—	(39)	39	—
Acquisition of business net of cash acquired	—	(368)	—	—	—	(368)

Net cash used in investing activities	—	(257)	(133)	(45)	(88)	(523)

Cash Flow from Financing Activities
Proceeds from long-term debt	—	995	—	—	—	995
Equity contributions	(2)	(1)	—	—	1	(2)
Repayment of long-term debt	—	(841)	—	—	(39)	(880)
Changes in intercompany balances	—	—	(186)	20	166	—
Contribution from Parent	—	—	—	39	(39)	—
Deferred financing costs	—	(23)	—	—	—	(23)

Net cash provided by (used in) financing activities	(2)	130	(186)	59	89	90

Net increase in cash and cash equivalents	—	(112)	3	3	—	(106)
Cash and cash equivalents at beginning of period	—	132	2	14	—	148

Cash and cash equivalents at end of period	$—	$20	$5	$17	$—	$42

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

	Fiscal 2010
	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Cash Flow from Operating Activities	$3	$37	$100	$(25)	$(3)	$112

Cash Flow from Investing Activities
Additions to property, plant, and equipment	—	(61)	(150)	(12)	—	(223)
Proceeds from disposal of assets	—	—	29	—	—	29
Investment in Parent	—	—	—	(25)	25	—
(Contributions) distributions to/from subsidiaries	—	(81)	—	—	81	—
Intercompany advances (repayments)	—	(71)	—	—	71	—
Investment in Issuer debt securities	—	—	—	(56)	56	—
Acquisition of business net of cash acquired	—	(658)	—	—	—	(658)

Net cash used in investing activities	—	(871)	(121)	(93)	233	(852)

Cash Flow from Financing Activities
Proceeds from long-term debt	—	1,097	—	—	—	1,097
Equity contributions	(3)	(3)	—	—	3	(3)
Repayment of long-term debt	—	(97)	—	—	(81)	(178)
Changes in intercompany balances	—	—	23	48	(71)	—
Contribution from Parent	—	—	—	81	(81)	—
Deferred financing costs	—	(38)	—	—	—	(38)

Net cash provided by (used in) financing activities	(3)	959	23	129	(230)	878

Net increase in cash and cash equivalents	—	125	2	11	—	138
Cash and cash equivalents at beginning of period	—	7	—	3	—	10

Cash and cash equivalents at end of period	$—	$132	$2	$14	$—	$148

16.	Quarterly Financial Data (Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2012 and 2011.

	2012				2011
	First	Second	Third	Fourth	First(b)	Second	Third	Fourth(a)
Net sales	$1,137	$1,183	$1,242	$1,204	$1,041	$1,104	$1,187	$1,229
Cost of sales	972	972	1,028	977	902	939	1,000	1,037

Gross profit	165	211	214	227	139	165	187	192

Net income (loss)	$(31)	$2	$9	$22	$(83)	$(19)	$(5)	$(192)

(a)	Includes a goodwill impairment charge of $165 in fiscal 2011
(b)	Includes a loss on extinguishment of debt of $68 in fiscal 2011

Berry Plastics Group, Inc.

Notes to Consolidated Financial Statements (continued)

(in millions of dollars, except as otherwise noted)

17.	Subsequent Events

In October 2012, we filed an initial public offering and sold 29,411,764 shares of common stock at $16.00 per share. Proceeds, net of underwriting fees, of $444 and cash from operations were used to repurchase $455 of 11% Senior Subordinated Notes due September 15, 2016. In connection with the initial public offering, we entered into an income tax receivable agreement that provides for the payment by us to our existing stockholders, option holders and holders of our stock appreciation rights of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that we actually realize (or are deemed to realize in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to the initial public offering. We expect to pay between $300 and $350 in cash related to this agreement, based on our current taxable income estimates, and will record a liability on our consolidated balance sheet for 85% of our net operating losses upon consummation of our initial public offering.

In connection with the initial public offering, the Company adopted the Berry Plastics Group, Inc. 2012 Long-Term Incentive Plan, “2012 Plan.” The purposes of the 2012 Plan are to further the growth of the Company and to reward and incentivize the outstanding performance of our key employees, directors, consultants and other service providers by aligning their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock. The 2012 Plan will be administered by our board of directors and/or the compensation committee thereof, or such other committee of the board of directors as the board of directors may from time to time designate (the committee administering the 2012 Plan is referred to in this description as the “committee”). Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of awards, to determine the terms and conditions of any such awards, to interpret the terms and provisions of the 2012 Plan and awards granted thereunder and to otherwise administer the plan. Persons who serve or agree to serve as employees of, directors of, consultants to or other service providers of Berry Plastics Group, Inc. on the date of the grant will be eligible to be granted awards under the 2012 Plan. The 2012 Plan authorizes the issuance of up to 9,297,750 shares of common stock pursuant to the grant or exercise of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based awards. The maximum number of shares of common stock pursuant to incentive stock options will be 929,775 shares of common stock.

16,500,000 Shares

Berry Plastics Group, Inc.

Common Stock

PROSPECTUS

Citigroup

BofA Merrill Lynch

Deutsche Bank Securities

Goldman, Sachs & Co.

Credit Suisse

Baird

Barclays

SunTrust Robinson Humphrey

Wells Fargo Securities

Apollo Global Securities

April 18, 2013